

GENESCO 2008 **ANNUAL REPORT**


Irish

THE BUSINESS OF GENESCO

Founded in 1924, Nashville, Tennessee-based Genesco Inc. (NYSE: GCO) is a leading retailer of branded footwear, licensed and branded headwear and wholesaler of branded footwear. It operates more than 2,150 footwear and headwear retail stores in the United States, Puerto Rico and Canada, principally under the names Journeys®, Journeys Kidz®, Shi by Journeys™, Johnston & Murphy®, Underground Station®, Hat World®, Lids®, Hat Shack®, Hat Zone®, Head Quarters, Cap Connection™ and Lids Kids™. Genesco also designs, sources, markets and distributes footwear under its own Johnston & Murphy brand and under the licensed Dockers® brand. Genesco relies on independent third party manufacturers for the production of its footwear products sold at wholesale.

Table of Contents

Securities Information

COMMON STOCK: NEW YORK AND CHICAGO STOCK EXCHANGES

	Fiscal 2008		Fiscal 2007		Fiscal 2006	
	High	**Low**	High	Low	High	Low
Quarter ended May 4	**51.30**	**34.57**	42.60	37.33	31.50	25.16
Quarter ended August 3	**54.15**	**47.09**	43.72	25.50	41.10	25.80
Quarter ended November 2	**52.06**	**41.00**	38.73	26.05	40.27	33.41
Quarter ended February 2	**45.67**	**24.98**	42.15	35.46	42.89	35.61

Approximate number of common shareholders of record: 4,800 as of March 21, 2008

Total Return To Shareholders

INCLUDES REINVESTMENT OF DIVIDENDS

The graph below compares the cumulative total shareholder return on the Company's common stock for the last five fiscal years with the cumulative total return of (i) the S&P 500 Index and (ii) the S&P 1500 Footwear Index. The graph assumes the investment of $100 in the Company's common stock, the S&P 500 Index and the S&P 1500 Footwear Index at the market close on February 1, 2003 and the reinvestment monthly of all dividends.

Comparison of 5 Year Cumulative Total Return



350
300
250
200
150
100
50
0
GENESCO INC.
S&P 500 INDEX
S&P 1500 FOOTWEAR INDEX
FYE 03
FYE 04
FYE 05
FYE 06
FYE 07
FYE 08

	Base Period	Index Returns Years Ended				
	FYE 03	FYE 04	FYE 05	FYE 06	FYE 07	FYE 08
Genesco Inc.	$ 100.00	$ 104.03	$ 169.57	$ 230.91	$ 245.70	$ 201.32
S&P 500 Index	100.00	136.34	143.14	159.60	183.24	180.04
S&P 1500 Footwear Index*	100.00	151.78	189.40	197.41	246.02	286.69

* The S&P 1500 Footwear Index consists of Crocs Inc., Deckers Outdoor Corp., Iconix Brand Group, Inc., K-Swiss Inc., Skechers U.S.A. Inc., Wolverine World Wide, Nike Inc and Timberland Co.







Lids



This annual report contains certain forward-looking statements. Actual results could be materially different. For discussion of some of the factors that could adversely affect future results, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the material under the caption "Risk Factors" in the Company's annual report on form 10-K for Fiscal 2008 filed with the Securities and Exchange Commission.

Financial Highlights

	2008	2007	%CHANGE
FOR THE YEAR:			
Net Sales	**$ 1,502,119,000**	$ 1,460,478,000	3 %
Earnings From Continuing Operations	**$ 8,488,000**	$ 68,247,000	(88)%
Net Earnings	**$ 6,885,000**	$ 67,646,000	(90)%
Diluted Earnings Per Common Share From Continuing Operations	**$ 0.36**	$ 2.61	(86)%
Diluted Net Earnings Per Share	**$ 0.29**	$ 2.59	(89)%
AT YEAR END:			
Working Capital	**$ 238,093,000**	$ 200,330,000	19 %
Long-Term Debt	**$ 155,220,000**	$ 109,250,000	42 %
Shareholders' Equity	**$ 421,415,000**	$ 405,226,000	4 %
Shares Outstanding	**22,796,000**	22,742,000	0 %
Book Value Per Share	**$ 18.25**	$ 17.53	4 %
Approximate Number of Common Shareholders of Record	**4,800**	4,900	




Lids

BOB DENNIS (LEFT) AND HAL PENNINGTON

TO OUR SHAREHOLDERS:

Fiscal 2008 was in many ways a challenging year for Genesco. The effects of a difficult retail environment on our operating results were magnified by the distraction and expense of an unsolicited takeover attempt followed by a negotiated transaction that ended in litigation, which we settled in March. While we cannot pretend to be pleased with our performance during this past year, we are proud of the resilience of our fellow employees and encouraged by the renewed commitment and excitement about our potential that we sense as we begin the next chapter in the Genesco story.

"We are fortunate to have the same talented management team, executing the same long-term strategies in the same industry-leading businesses that we celebrated last year."

When we reported to you a year ago, we outlined an optimistic vision and talked about the basis of our optimism: "We are operating from a strong base, more than 2,000 stores, each focused on bringing our customers the products they want in shopping environments that reflect their tastes and lifestyles. Most of all, we have a strong team – more than 12,500 people in stores, distribution centers and offices, united in their commitment to help us reach our goals." None of that has changed. We are fortunate to have the same talented management team, executing the same long-term strategies in the same industry-leading businesses that we celebrated last year. In fact, we believe that our recent experience has sharpened our focus, heightened our appreciation for the inherent strengths of our company, and increased our determination to realize its potential.

Many apparel and footwear retailers felt the effects of weakening consumer demand in the course of last year, reflecting a combination of macroeconomic factors and a lack of fashion direction in significant market segments. Our retail divisions were no exception; comparable sales for the year decreased in the Journeys, Hat World and Underground Station groups. On the branded side of our business, both Johnston & Murphy and Dockers Footwear were bright spots, with increased sales and double-digit operating margins, confirming the success of their product and marketing strategies and illustrating the benefits to the Company of a diversified portfolio of businesses.

Looking ahead, while we expect the consumer environment to remain challenging for the near-term and have been prudent in our planning for Fiscal 2009, we have responded to our markets in ways that we expect to produce an improving performance trend in the course of the year. For the longer term, our years of experience in a cyclical business have taught us that strong companies emerge from periods of challenge even stronger, and we expect to do just that.

"For the longer term, our years of experience in a cyclical business have taught us that strong companies emerge from periods of challenge even stronger, and we expect to do just that."

We continue to plan for a promising future, drawing on the talent of all our Genesco associates and the strategic strength of our businesses to lay the foundation for continued growth. We look forward to reporting to you on our progress.

Hal N. Pennington
Chairman and Chief Executive Officer

Robert J. Dennis
President and Chief Operating Officer

EVA®

Genesco has been an EVA company since 1999. EVA advances the analysis of operating performance one step beyond profitability by taking efficiency in capital usage into account. Essentially, EVA recognizes that companies create the most wealth for their shareholders by making the greatest possible profit with the fewest possible net assets. In fiscal 2008 we did not exceed our annual EVA improvement goal. Because everyone at Genesco recognizes the link between EVA improvement, shareholders wealth creation (and, not insignificantly, our own incentive compensation), we are committed to continue growing earnings while tightly managing assets, to meet or exceed our EVA improvement goals.

EVA is a registered trademark of Stern Stewart & Co

Journeys is a leader in the teen retail scene, with more than 800 stores across the United States, including Puerto Rico and the U.S. Virgin Islands. Journeys uses fashion savvy and merchandising science to keep in step with the fast-paced footwear and accessories market for 13- to 22-year-old men and women. Journeys sells a wide variety of hot teen brands including Vans, Converse, DC and Puma. The Journeys store is more than a retail environment; it's an extension of the customer's lifestyle. From cool lighting to in-store television monitors playing fresh content and the latest music videos, to employees whose lifestyle and self-image match their customers', the Journeys retail environment is designed to reflect its customers' tastes and attitudes every bit as much as the merchandise selection. In addition, Journeys reaches its customers through a direct mail catalog, through the internet at **www.journeys.com** and through strategic cross-promotions.



Launched in 2001 as an extension of the highly successful Journeys footwear retail concept, Journeys Kidz is a unique branded kids footwear retailer, targeting customers five to 12 years old with trendy footwear styles and accessories from brands including DC, Puma, Converse and Nike. Whether it's the skateboard-style footwear display, the Playstation terminals, or the television monitors playing cartoons and music, Journeys Kidz, which operates 115 stores, has a visually exciting atmosphere that is both fun for kids and functional for parents. In addition, Journeys Kidz reaches its customers through its own website **www.journeyskidz.com** offering an interactive ecommerce option or "big kidz shoes in little kidz sizes."



•Photo is a professional athlete and protective gear should be worn for safety when skateboarding.

Underground Station is a mall-based retail concept with stores located across the United States. Underground Station markets trendy footwear and apparel to a brand-conscious consumer with a high-fashion mindset who values cutting-edge styles and the latest brands. With more than 175 stores, the division also markets through its website **www.undergroundstation.com.** Underground Station offers the latest footwear and accessories from brands like Baby Phat, Apple Bottoms, Pastry, Ed Hardy, Puma, Converse and Rocawear. Underground Station targets 20- to 35-year-old, culturally diverse, urban male and female customers. Underground Station's up-to-date merchandising entices customers to view the store as a destination to find out about the latest arrivals from the hottest brands.





Craftsmanship, innovation and style are the hallmarks of the Johnston & Murphy brand. Johnston & Murphy continues to appeal to successful, affluent men with a broad array of footwear and accessories appropriate for professional working environments. The brand strives to position itself in international airports or at stores in better malls across America. At Johnston & Murphy, world-class service is the defining element of the shopping experience, combining a warm and inviting store environment with a commitment to understand the needs of our consumers and continually exceed their expectations in both product and service. The brand also sells merchandise and promotes its stores through a direct mail catalog, the internet at **www.johnstonmurphy.com** and through premier specialty and department stores nationwide as well as internationally.

JOHNSTON & MURPHY



Shi by Journeys is the Company's newest concept, a brand extension from Genesco's successful Journeys division. Shi by Journeys caters to fashionable women from their early 20s to mid 30s, and is designed to continue to serve the Journeys female customer as she matures and her fashion tastes evolve. This specialty store features fashionable branded and private label footwear and accessories relevant to the lifestyle of its trendy customer.

shï by JOURNEYS



Founded in 1995, Hat World Inc. is comprised of more than 850 mall-based, airport, street level and factory outlet stores nationwide, and in Puerto Rico and Canada, operating primarily under the Lids and Hat World retail brands. Indianapolis-based Hat World Inc. is recognized as a leading specialty retail leader of officially licensed and branded headwear. Hat World also operates smaller retail brands Hat Shack, Hat Zone, Head Quarters and Cap Connection. The stores offer a vast assortment of officially-licensed and branded college, MLB, NBA, NFL and NHL teams, as well as other specialty fashion categories all in the latest styles and colors. Select stores also offer a strong complementary line of licensed apparel and custom embroidery capability. The company serves the core sports fan and fashion-conscious, trend-savvy mid-teen to mid-20s customer. Hat World also sells products and promotes the stores through the Internet sites **lids.com™** and **lidskids.com.™**

In October 2006, Hat World launched Lids Kids, a retail concept offering licensed and branded headwear, apparel, accessories and custom embroidery for the younger sports fan and fashion forward youth up to 10 years old. There were 14 Lids Kids stores in operation as of the end of the fiscal year with plans to grow the concept.


CREW.

Dockers Footwear fills another important niche by offering men aged 30 to 55 superior styling, quality and value in moderately priced casual fashion. Marketed under license from Levi Strauss & Co., Dockers remains one of the nation's most recognized brand names. Offerings range from business casual to weekend casual. This lifestyle brand is readily available through many of the same national chains that carry Dockers apparel, and in shoe chains and shoe stores across the country.

DOCKERS





FORWARD-LOOKING STATEMENTS

This discussion and the notes to the Consolidated Financial Statements, as well as Item 1, Business, include certain forward-looking statements, which include statements regarding our intent, belief or expectations and all statements other than those made solely with respect to historical fact. Actual results could differ materially from those reflected by the forward-looking statements in this discussion and a number of factors may adversely affect the forward-looking statements and the Company's future results, liquidity, capital resources or prospects. These include continuing weakness in the consumer economy, fashion trends that affect the sales or product margins of the Company's retail product offerings, changes in the timing of holidays or in the onset of seasonal weather affecting period-to-period sales comparisons, changes in buying patterns by significant wholesale customers, disruptions in product supply or distribution, further unfavorable trends in fuel costs, foreign currency exchange rates, foreign labor and material costs, and other factors affecting the cost of products, and competition in the Company's markets. Additional factors that could affect the Company's prospects and cause differences from expectations include the ability to open, staff and support additional retail stores on schedule and at acceptable expense levels and to renew leases in existing stores on schedule and at acceptable expense levels, the ability to negotiate acceptable lease terminations and otherwise to execute the previously announced store closing plans on schedule and at expected expense levels, unexpected changes to the market for our shares, variations from expected pension-related charges caused by conditions in the financial markets, and the outcome of litigation, investigations and environmental matters involving the Company. For a discussion of additional risk factors, See Item 1A, Risk Factors, in the Company's Annual Report on Form 10-K.

Overview

DESCRIPTION OF BUSINESS

The Company is a leading retailer of branded footwear and of licensed and branded headwear, operating 2,175 retail footwear and headwear stores throughout the United States and Puerto Rico including 34 headwear stores in Canada as of February 2, 2008. The Company also designs, sources, markets and distributes footwear under its own Johnston & Murphy brand and under the licensed Dockers® brand to more than 975 retail accounts in the United States, including a number of leading department, discount, and specialty stores.

The Company operates five reportable business segments (not including corporate): Journeys Group, comprised of the Journeys, Journeys Kidz and Shi by Journeys retail footwear chains, catalog and e-commerce operations; Underground Station Group, comprised of the Underground Station and Jarman retail footwear chains and e-commerce operations; Hat World Group, comprised of the Hat World, Lids, Hat Shack, Hat Zone, Head Quarters, Cap Connection and Lids Kids retail headwear chains and e-commerce operations; Johnston & Murphy Group, comprised of Johnston & Murphy retail operations, catalog and e-commerce operations and wholesale distribution; and Licensed Brands, comprised primarily of Dockers® Footwear sourced and marketed under a license from Levi Strauss & Company.

The Journeys retail footwear stores sell footwear and accessories primarily for 13- to 22-year-old men and women. The stores average approximately 1,875 square feet. The Journeys Kidz retail footwear stores sell footwear primarily for younger children, ages five to 12. These stores average approximately 1,400 square feet. Shi by Journeys retail footwear stores, the first of which opened in November 2005, sell footwear and accessories to a target customer group consisting of fashion-conscious women in their early 20's to mid 30's. These stores average approximately 2,125 square feet.

The Underground Station Group retail footwear stores sell footwear and accessories primarily for men and women in the 20 to 35 age group. The Underground Station Group stores average approximately 1,775 square feet. In May of 2007, the Company announced a plan to close or convert up to 57 underperforming stores, including 49 Underground Station stores, due to the deterioration in the urban market. Previously, in the fourth quarter of Fiscal 2004, the Company made the strategic decision to close 34 Jarman stores not suitable for conversion to Underground Station stores subject to its ability to negotiate lease terminations. The Company intends to convert or close the remaining Jarman stores as quickly as it is financially feasible, subject to landlord approval. During Fiscal 2008, 12 Jarman stores were closed and two Jarman stores were converted to Underground Station stores. During Fiscal 2007, 16 Jarman stores were closed and three were converted.

The Hat World, Lids, Hat Shack, Hat Zone, Head Quarters and Cap Connection retail stores and kiosks sell licensed and branded headwear to men and women primarily in the early-teens to mid-20's age group. Hat World also operates Lids Kids, offering licensed and branded headwear, apparel and accessories to children up to 10 years old. The Hat World Group locations average approximately 775 square feet and are primarily in malls, airports, street level stores and factory outlet stores throughout the United States, Puerto Rico and in Canada.

Johnston & Murphy retail shops sell a broad range of men's footwear and accessories. These shops average approximately 1,400 square feet and are located primarily in better malls nationwide. Johnston & Murphy shoes are also distributed through the Company's wholesale operations to better department and independent specialty stores. In addition, the Company sells Johnston & Murphy footwear and accessories in factory stores located in factory outlet malls. These stores average approximately 2,350 square feet.

The Company entered into an exclusive license with Levi Strauss and Company to market men's footwear in the United States under the Dockers® brand name in 1991. Levi Strauss & Co. and the Company have subsequently added additional territories, including Canada and Mexico. The Dockers license agreement was renewed November 1, 2006. The Dockers license agreement, as amended, expires on December 31, 2009 with a Company option to renew through December 31, 2012, subject to certain conditions. The Company uses the Dockers name to market casual and dress casual footwear to men aged 30 to 55 through many of the same national retail chains that carry Dockers slacks and sportswear and in department and specialty stores across the country.

STRATEGY

The Company's strategy has been to seek long-term, organic growth by: 1) increasing the Company's store base, 2) increasing retail square footage, 3) improving comparable store sales, 4) increasing operating margin and 5) enhancing the value of its brands. Our future results are subject to various risks, uncertainties and other challenges, including those discussed under the caption "Forward-Looking Statements," above and those discussed in Item 1A, Risk Factors, in the Company's Annual Report on Form 10-K. Generally, the Company attempts to develop strategies to help mitigate the risks it views as material, including those discussed in Item 1A, Risk Factors. Among the most important of these factors are those related to consumer demand. Conditions in the external economy can affect demand, resulting in changes in sales and, as prices are adjusted to drive sales and manage inventories, in gross margins. Because fashion trends influencing many of the Company's target customers (particularly customers of Journeys Group, Underground Station Group and Hat World Group) can change rapidly, the Company believes that its ability to react quickly to those changes has been important to its success. Even when the Company succeeds in aligning its merchandise offerings with consumer preferences, those preferences may affect results by, for example, driving sales of products with lower average selling prices. Moreover, economic factors, such as current, high fuel prices and the possibility of recession, may reduce the consumer's disposable income or his or her willingness to purchase discretionary items, and thus may reduce demand for the Company's merchandise, regardless of the Company's skill in detecting and responding to fashion trends. The Company believes its experience and discipline in merchandising and the buying power associated with its relative size in the industry are important to its ability to mitigate risks associated with changing customer preferences and other reductions in consumer demand. Also important to the Company's long-term prospects are the availability and cost of appropriate locations for the Company's retail concepts. The Company is opening stores in airports and on streets in major cities and tourist venues, among other locations, in an effort to broaden its selection of locations for additional stores beyond the malls that have traditionally been the dominant venue for its retail concepts.

SUMMARY OF OPERATING RESULTS

The Company's net sales increased 2.9% during Fiscal 2008 compared to Fiscal 2007. The increase was driven primarily by an 18% increase in Licensed Brands sales, an 11% increase in Hat World Group sales, a 3% increase in Johnston & Murphy Group sales and a 2% increase in Journeys Group sales offset by a 20% decrease in Underground Station Group sales. Gross margin was flat as a percentage of net sales for Fiscal 2008. Selling and administrative expenses increased as a percentage of net sales during Fiscal 2008, reflecting increases as a percentage of net sales in Journeys Group, Underground Station Group, Hat World Group and Johnston & Murphy Group, as well as an additional $27.6 million of expense associated with the Company's now terminated merger with The Finish Line, Inc. and related litigation with The Finish Line and its investment bankers. The Company recorded an effective tax rate of 74.1% for Fiscal 2008 compared to 38.6% for Fiscal 2007 as a result of the non-deductible expenses incurred in connection with the now terminated merger. Earnings from operations decreased as a percentage of net sales during Fiscal 2008, primarily due to decreased earnings from operations in the Journeys Group, Underground Station Group and Hat World Group, as a result of a difficult retail environment, particularly in footwear, partially offset by an increase in earnings from operations in the Johnston & Murphy Group and Licensed Brands, and as a result of the merger-related expense.

Significant Developments

TERMINATED MERGER AGREEMENT

The Company announced in June 2007 that the boards of directors of both Genesco and The Finish Line, Inc. had unanimously approved a definitive merger agreement under which The Finish Line would acquire all of the outstanding common shares of Genesco at $54.50 per share in cash (the "Proposed Merger"). The Finish Line breached the merger agreement and litigation ensued. The Proposed Merger was terminated in March 2008 in connection with an agreement to settle the litigation with The Finish Line and its investment bankers for a cash payment of $175.0 million to the Company and a 12% equity stake in The Finish Line, which the Company has received. The Company will distribute to its shareholders 6,518,971 shares of Class A Common Stock of The Finish Line, Inc. The Company is required to distribute the shares to its shareholders as soon as practicable once Finish Line registers the shares with the SEC and lists them on NASDAQ. The Company expects to set the record date for the distribution soon after the registration and listing process is complete. During Fiscal 2008, the Company expensed $27.6 million in merger-related costs and litigation expenses. As of March 25, 2008, the Company had expensed an additional $6.1 million of such costs and expenses in the first quarter of Fiscal 2009. The Company believes that most of the $27.6 million in merger-related costs and litigation expenses will be tax deductible in Fiscal 2009. For additional information, see the "Merger-Related Litigation" section in Note 14 to the Consolidated Financial Statements.

HAT SHACK ACQUISITION

On January 11, 2007, Hat World acquired 100% of the outstanding stock of Hat Shack, Inc., which operated 49 Hat Shack retail headwear stores located primarily in the southeastern United States, for a purchase price of $16.6 million plus debt assumed of $2.2 million funded from cash on hand.

RESTRUCTURING AND OTHER CHARGES

The Company recorded a total pretax charge to earnings of $10.6 million ($6.4 million net of tax) in Fiscal 2008. The charge reflected in restructuring and other, net included $8.7 million of charges for retail store asset impairments and $1.5 million for lease terminations, offset by $0.5 million in excise tax refunds and an antitrust settlement. The asset impairments reflected deterioration in the urban market as well as underperforming stores in some of the Company's other markets. Also included in the charge was $0.9 million in excess markdowns related to the Underground Station Group store lease terminations which is reflected in cost of sales on the Consolidated Statements of Earnings.

The Company recorded a pretax charge to earnings of $1.1 million ($0.7 million net of tax) in Fiscal 2007. The charge included $2.2 million of charges for asset impairments and the early termination of a license agreement offset by $1.1 million of gift card related income and a favorable litigation settlement.

The Company recorded a pretax charge to earnings of $2.3 million ($1.4 million net of tax) in Fiscal 2006. The charge included $1.7 million for the settlement of a California employment class action and $0.6 million for retail store asset impairments and lease terminations of 13 Jarman stores pursuant to the plan announced by the Company in Fiscal 2004 to close or convert into other retail concepts all remaining Jarman stores.

POSTRETIREMENT BENEFIT LIABILITY ADJUSTMENTS

The return on pension plan assets was a gain of $9.2 million for Fiscal 2008 compared to a gain of $9.5 million in Fiscal 2007. The interest rate used to measure benefit obligations increased from 5.75% to 5.875% in Fiscal 2008. As a result of the increase in return on plan assets and the increase in the discount rate, the pension liability was reduced to $6.6 million on the Consolidated Balance Sheets compared to $14.3 million in Fiscal 2007. There was a decrease in the pension liability adjustment of $4.1 million (net of tax) in accumulated other comprehensive loss in shareholders' equity. Depending upon future interest rates and returns on plan assets, and other known and unknown factors, there can be no assurance that additional adjustments in future periods will not be required.

SHARE REPURCHASE PROGRAM

In March 2008, the board authorized up to $100.0 million in stock repurchases primarily funded with the after-tax cash proceeds of the settlement of the merger-related litigation discussed above under the heading "Terminated Merger Agreement."

DISCONTINUED OPERATIONS

For the year ended February 2, 2008, the Company recorded an additional charge to earnings of $2.6 million ($1.6 million net of tax) reflected in discontinued operations, including $2.9 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.3 million gain for excess provisions to prior discontinued operations. For additional information, see Note 14 to the Consolidated Financial Statements.

For the year ended February 3, 2007, the Company recorded an additional charge to earnings of $1.0 million ($0.6 million net of tax) reflected in discontinued operations, including $1.1 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.1 million gain for excess provisions to prior discontinued operations. For additional information, see Note 14 to the Consolidated Financial Statements.

For the year ended January 28, 2006, the Company recorded a credit to earnings of $0.1 million ($0.1 million net of tax) reflected in discontinued operations, including a $0.9 million gain for excess provisions to prior discontinued operations offset by $0.8 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company. For additional information, see Note 14 to the Consolidated Financial Statements.

Critical Accounting Policies

INVENTORY VALUATION

As discussed in Note 1 to the Consolidated Financial Statements, the Company values its inventories at the lower of cost or market.

In its wholesale operations, cost is determined using the first-in, first-out (FIFO) method. Market is determined using a system of analysis which evaluates inventory at the stock number level based on factors such as inventory turn, average selling price, inventory level, and selling prices reflected in future orders. The Company provides reserves when the inventory has not been marked down to market based on current selling prices or when the inventory is not turning and is not expected to turn at levels satisfactory to the Company.

In its retail operations, other than the Hat World segment, the Company employs the retail inventory method, applying average cost-to-retail ratios to the retail value of inventories. Under the retail inventory method, valuing inventory at the lower of cost or market is achieved as markdowns are taken or accrued as a reduction of the retail value of inventories.

Inherent in the retail inventory method are subjective judgments and estimates including merchandise mark-on, markups, markdowns, and shrinkage. These judgments and estimates, coupled with the fact that the retail inventory method is an averaging process, could produce a range of cost figures. To reduce the risk of inaccuracy and to ensure consistent presentation, the Company employs the retail inventory method in multiple subclasses of inventory with similar gross margins, and analyzes markdown requirements at the stock number level based on factors such as inventory turn, average selling price, and inventory age. In addition, the Company accrues markdowns as necessary. These additional markdown accruals reflect all of the above factors as well as current agreements to return products to vendors and vendor agreements to provide markdown support. In addition to markdown provisions, the Company maintains provisions for shrinkage and damaged goods based on historical rates. A change of 10 percent from the recorded amounts for all such provisions would have changed inventory by $1.3 million at February 2, 2008.

The Hat World segment employs the moving average cost method for valuing inventories and applies freight using an allocation method. The Company provides a valuation allowance for slow-moving inventory based on negative margins and estimated shrink based on historical experience and specific analysis, where appropriate.

Inherent in the analysis of both wholesale and retail inventory valuation are subjective judgments about current market conditions, fashion trends, and overall economic conditions. Failure to make appropriate conclusions regarding these factors may result in an overstatement or understatement of inventory value.

IMPAIRMENT OF LONG-LIVED ASSETS

As discussed in Note 1 to the Consolidated Financial Statements, the Company periodically assesses the realizability of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement or understatement of the value of long-lived assets.

ENVIRONMENTAL AND OTHER CONTINGENCIES

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 14 to the Company's Consolidated Financial Statements. The Company has made provisions for certain of these contingencies, including approximately $2.9 million reflected in Fiscal 2008, $1.1 million reflected in Fiscal 2007 and $0.8 million reflected in Fiscal 2006. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a best estimate of probable loss connected to the proceeding, or in cases in which no best estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves will be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

REVENUE RECOGNITION

Retail sales are recorded at the point of sale and are net of estimated returns and exclude sales taxes. Catalog and internet sales are recorded at time of delivery to the customer and are net of estimated returns. Wholesale revenue is recorded net of estimated returns and allowances for markdowns, damages and miscellaneous claims when the related goods have been shipped and legal title has passed to the customer. Shipping and handling costs charged to customers are included in net sales. Estimated returns are based on historical returns and claims. Actual amounts of markdowns have not differed materially from estimates. Actual returns and claims in any future period may differ from historical experience.

INCOME TAXES

As part of the process of preparing Consolidated Financial Statements, the Company is required to estimate its income taxes in each of the tax jurisdictions in which it operates. This process involves estimating actual current tax obligations together with assessing temporary differences resulting from differing treatment of certain items for tax and accounting purposes, such as depreciation of property and equipment and valuation of inventories. These temporary differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if adequate taxable income is not generated in future periods. To the extent the Company believes that recovery of an asset is at risk, valuation allowances are established. To the extent valuation allowances are established or increase the allowances in a period, the Company includes an expense within the tax provision in the Consolidated Statements of Operations.

Income tax reserves are determined using the methodology established by FASB Interpretation 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement 109 ("FIN 48"). FIN 48, which was adopted by the Company as of February 4, 2007, requires companies to assess each income tax position taken using a two step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If the Company's determinations and estimates prove to be inaccurate, the resulting adjustments could be material to its future financial results. See Note 9 to the Consolidated Financial Statements for additional information regarding income taxes.

POSTRETIREMENT BENEFITS PLAN ACCOUNTING

Substantially all full-time employees, who also had 1,000 hours of service in Calendar 2004, except employees in the Hat World segment, are covered by a defined benefit pension plan. The Company froze the defined benefit pension plan effective January 1, 2005. The Company also provides certain former employees with limited medical and life insurance benefits. The Company funds at least the minimum amount required by the Employee Retirement Income Security Act.

In September 2006, the FASB issued SFAS No. 158, which requires companies to recognize the overfunded or underfunded status of postretirement benefit plans as an asset or liability in its Consolidated Balance Sheets and to recognize changes in that funded status in accumulated other comprehensive loss, net of tax, in the year in which the changes occur. This statement did not change the accounting for plans required by SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS No. 87") and it did not eliminate any of the expanded disclosures required by SFAS No. 132(R). On February 3, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. As a result of the adoption of SFAS No. 158, the Company recognized a $0.8 million (net of tax) cumulative adjustment in accumulated other comprehensive loss in shareholders' equity for Fiscal 2007 related to the Company's post-retirement medical and life insurance benefits. SFAS No. 158 also requires companies to measure the funded status of a plan as of the date of its fiscal year end. This requirement of SFAS No. 158 is not effective for the Company until Fiscal 2009. The Company does not believe the adoption of the measurement date will have a material impact of the Company's results of operations or financial position.

The Company accounts for the defined benefit pension plans using SFAS No. 87, as amended. As permitted under SFAS No. 87, pension expense is recognized on an accrual basis over employees' approximate service periods. The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate, as well as the recognition of actuarial gains and losses. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

Long Term Rate of Return Assumption – Pension expense increases as the expected rate of return on pension plan assets decreases. The Company estimates that the pension plan assets will generate a long-term rate of return of 8.25%. To develop this assumption, the Company considered historical asset returns, the current asset allocation and future expectations of asset returns. The expected long-term rate of return on plan assets is based on a long-term investment policy of 50% U.S. equities, 13% international equities, 35% U.S. fixed income securities and 2% cash equivalents. For Fiscal 2008, if the expected rate of return had been decreased by 1%, net pension expense would have increased by $1.0 million, and if the expected rate of return had been increased by 1%, net pension expense would have decreased by $1.0 million.

Discount Rate – Pension liability and future pension expense increase as the discount rate is reduced. The Company discounted future pension obligations using a rate of 5.875%, 5.75%, and 5.50% for Fiscal 2008, 2007 and 2006, respectively. The discount rate is determined based on the current yields on a portfolio of high quality long-term bonds. For Fiscal 2008, if the discount rate had been increased by 0.5%, net pension expense would have decreased by $0.6 million, and if the discount rate had been decreased by 0.5%, net pension expense would have increased by $0.6 million. In addition, if the discount rate had been increased by 0.5%, the projected benefit obligation would have decreased by $5.4 million and the accumulated benefit obligation would have decreased by $5.4 million. If the discount rate had been decreased by 0.5%, the projected benefit obligation would have been increased by $5.9 million and the accumulated benefit obligation would have increased by $5.9 million.

Amortization of Gains and Losses – The significant declines experienced in the financial markets have unfavorably impacted pension asset performance. The Company utilizes a calculated value of assets, which is an averaging method that recognizes changes in the fair values of assets over a period of five years. At the end of Fiscal 2008, the Company had unrecognized actuarial losses of $28.0 million. Accounting principles generally accepted in the United States require that the Company recognize a portion of these losses when they exceed a calculated threshold. These losses might be recognized as a component of pension expense in future years and would be amortized over the average future service of employees, which is currently five and a half years. Future changes in plan asset returns, assumed discount rates and various other factors related to the pension plan will impact future pension expense and liabilities, including increasing or decreasing unrecognized actuarial gains and losses.

The Company recognized expense for its defined benefit pension plans of $3.1 million, $3.4 million and $3.7 million in Fiscal 2008, 2007 and 2006, respectively. The Company's board of directors approved freezing the Company's defined pension benefit plan effective January 1, 2005. The Company's pension expense is expected to decrease in Fiscal 2009 by approximately $1.6 million due to the net effect of an increase in the discount rate from 5.75% to 5.875% and a smaller actuarial loss to be amortized.

SHARE-BASED COMPENSATION

The Company has share-based compensation plans covering certain members of management and non-employee directors. Prior to January 29, 2006, the Company accounted for these plans under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No. 123. Accordingly, no compensation expense was recognized for fixed option plans in Fiscal 2006 because the exercise prices of employee stock options equaled or exceeded the market prices of the underlying stock on the date of grant.

Pursuant to SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), adopted on the first day of Fiscal 2007, the Company recognizes compensation expense for share-based payments based on the fair value of the awards. For Fiscal 2008 and 2007, share-based compensation was $3.2 million and $4.1 million, respectively. For Fiscal 2008 and 2007, restricted stock expense was $4.6 million and $3.4 million, respectively. The benefits of tax deductions in excess of recognized compensation expense are reported as a financing cash flow.

The Company estimates the fair value of each option award on the date of grant using a Black-Scholes option pricing model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense, including expected stock price volatility. The Company bases expected volatility on historical term structures. The Company bases the risk free rate on an interest rate for a bond with a maturity commensurate with the expected term estimate. The Company estimates the expected term of stock options using historical exercise and employee termination experience. The Company does not currently pay a dividend on common stock. The fair value of employee restricted stock is determined based on the closing price of the Company's stock on the date of the grant.

In addition to the key assumptions used in the Black-Scholes model, the estimated forfeiture rate at the time of valuation (which is based on historical experience for similar options) is a critical assumption, as it reduces expense ratably over the vesting period. Shared-based compensation expense is recorded based on a 2% expected forfeiture rate and is adjusted annually for actual forfeitures. The Company reviews the expected forfeiture rate annually to determine if that percent is still reasonable based on historical experience. The Company believes its estimates are reasonable in the context of actual (historical) experience. See Note 12 to the Consolidated Financial Statements for additional information regarding the Company's share-based compensation plans.

Comparable Sales

Comparable store sales begin in the fifty-third week of a store's operation. Temporarily closed stores are excluded from the comparable store sales calculation for every full week of the store closing. Expanded stores are excluded from the comparable store sales calculation until the fifty-third week of operation in the expanded format. E-commerce and catalog sales are excluded from comparable store sales calculations.

Adjustment to Previously Reported Merger-Related Expenses

After issuing its press release on March 13, 2008, reporting fourth quarter and Fiscal 2008 operating results, the Company received late invoices totaling $865,000 for services rendered prior to February 2, 2008 in connection with litigation over the Company's now-terminated merger agreement with The Finish Line, Inc. The Company determined that in accordance with U.S. generally accepted accounting principles, such services should be expensed in the fourth quarter of Fiscal 2008. Accordingly, as reflected in the Consolidated Financial Statements and as discussed in this Report, earnings from continuing operations, net earnings and other financial measures, as applicable, for the fourth quarter and Fiscal 2008 have been adjusted from the amounts reported in the March 13, 2008, earnings release by the amount of the additional expense.

Results of Operations–Fiscal 2008 Compared to Fiscal 2007

The Company's net sales for Fiscal 2008 (52 weeks) increased 2.9% to $1.50 billion from $1.46 billion in Fiscal 2007 (53 weeks). Net sales for the 53rd week of Fiscal 2007 are estimated at $24.7 million, based on actual retail sales and estimated wholesales sales. Wholesale sales are recognized upon shipment. The Company believes that a portion of the shipments that occurred in the final week would have occurred during the quarter even if it had not included the final week. Its estimate of the amount of such sales is excluded from the estimate of sales for the 53rd week. Excluding the 53rd week in Fiscal 2007, the net sales increase from the adjusted 52-week period last year was approximately 5%. The increase in net sales was a result of a higher number of stores in operation offset by a decrease in comparable store sales in the Journeys Group, Underground Station Group and Hat World Group, reflecting generally challenging economic conditions and a difficult retail environment, especially in footwear. Gross margin increased 2.8% to $751.2 million in Fiscal 2008 from $730.8 million in Fiscal 2007 but was flat as a percentage of net sales at 50.0%. Selling and administrative expenses in Fiscal 2008 increased 14.4% from Fiscal 2007 and increased as a percentage of net sales from 41.7% to 46.4% including $27.6 million of expenses relating to the now-terminated merger agreement with The Finish Line, which accounted for 184 basis points of the increase. The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin. Explanations of the changes in results of operations are provided by business segment in discussions following these introductory paragraphs.

Earnings before income taxes from continuing operations ("pretax earnings") for Fiscal 2008 were $32.7 million compared to $111.1 million for Fiscal 2007. Pretax earnings for Fiscal 2008 included restructuring and other charges of $10.6 million, including $8.7 million of charges for asset impairments and $1.5 million for lease terminations, offset by $0.5 million in excise tax refunds and an antitrust settlement. Also included in the charge was $0.9 million in excess markdowns related to the Underground Station Group store lease terminations which is reflected in cost of sales on the Consolidated Statements of Earnings. Pretax earnings for Fiscal 2008 also included $27.6 million in expenses relating to the merger agreement with The Finish Line and a $0.5 million gain from insurance proceeds relating to Hurricane Katrina. Pretax earnings for Fiscal 2007 included restructuring and other charges of $1.1 million, including $2.2 million of charges for asset impairments and the termination of a small license agreement offset by $1.1 million of income for gift card breakage and a favorable litigation settlement.

Net earnings for Fiscal 2008 were $6.9 million ($0.29 diluted earnings per share) compared to $67.6 million ($2.59 diluted earnings per share) for Fiscal 2007. Net earnings for Fiscal 2008 included $1.6 million ($0.07 diluted earnings per share) charge to earnings (net of tax), including $1.8 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.2 million gain for excess provisions to prior discontinued operations. Net earnings for Fiscal 2007 included $0.6 million ($0.02 diluted earnings per share) charge to earnings (net of tax), including $0.7 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.1 million gain for excess provisions to prior discontinued operations. The Company recorded an effective federal income tax rate of 74.1% for Fiscal 2008 compared to 38.6% for Fiscal 2007. The variance in the effective tax rate for Fiscal 2008 compared to Fiscal 2007 is primarily attributable to non-deductible expenses incurred in connection with merger-related expenses and to FIN 48 adjustments. The merger agreement was terminated on March 3, 2008 and the Company believes that most of the $27.6 million in merger related costs and litigation expenses will be tax deductible in Fiscal 2009. See Notes 9 and 14 to the Consolidated Financial Statements for additional information.

Journeys Group

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	**2008**	2007	CHANGE
Net sales	**$713,366**	$696,889	2.4%
Earnings from operations	**$ 51,097**	$ 83,835	(39.1)%
Operating margin	**7.2%**	12.0%	

Net sales from Journeys Group increased 2.4% to $713.4 million for Fiscal 2008 from $696.9 million for Fiscal 2007. The increase reflects a 13% increase in average Journeys stores operated (i.e., the sum of the number of stores open on the first day of the fiscal year and the last day of each fiscal month during the year divided by thirteen) offset by a 4% decrease in comparable store sales. The comparable store sales decrease reflects a 2% decrease in footwear unit comparable sales and a 3% decrease in average price per pair of shoes. The average price decrease primarily reflects changes in product mix and increased markdowns. Total unit sales increased 5% during the same period. The store count for Journeys Group was 967 stores at the end of Fiscal 2008, including 115 Journeys Kidz stores and 47 Shi by Journeys stores, compared to 853 Journeys Group stores at the end of Fiscal 2007, including 73 Journeys Kidz stores and 12 Shi by Journeys stores.

Journeys Group earnings from operations for Fiscal 2008 decreased 39.1% to $51.1 million, compared to $83.8 million for Fiscal 2007. The decrease was primarily attributable to increased expenses as a percentage of net sales, reflecting negative comparable store sales and increases in (i) rent expense related to relocation from smaller sized, volume-constrained locations to bigger stores in order to offer a broader selection of products, new stores and lease renewals, and (ii) employee expenses due to higher minimum wage costs combined with decreased gross margin as a percentage of net sales reflecting increased markdowns.

Underground Station Group

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	**2008**	2007	CHANGE
Net sales	**$124,002**	$155,069	(20.0)%
(Loss) earnings from operations	**$ (7,710)**	$ 3,844	NM
Operating margin	**(6.2)%**	2.5%	

Net sales from the Underground Station Group decreased 20.0% to $124.0 million for Fiscal 2008 from $155.1 million for Fiscal 2007. Sales for Underground Station stores decreased 16% for Fiscal 2008. Sales for Jarman retail stores decreased 41% for Fiscal 2008, reflecting a 39% decrease in the average number of Jarman stores operated related to the Company's strategy of closing Jarman stores or converting them to Underground Station stores. Comparable store sales decreased 16% for the Underground Station Group, 17% for Underground Station stores and 10% for Jarman stores. The decrease in comparable store sales was primarily due to the weak urban market, ongoing softness in athletic shoes and the absence this year of the chain's formerly most popular athletic brand from its product offering. The average price per pair of shoes for Underground Station Group decreased 10% for Fiscal 2008 and unit sales decreased 10% during the same period. The average price per pair of shoes at Underground Station stores decreased 11% during the year, primarily reflecting changes in product mix and increased markdowns. Unit sales decreased 4% during Fiscal 2008. Underground Station Group operated 192 stores at the end of Fiscal 2008, including 176 Underground Station stores. During Fiscal 2008, two Jarman stores were converted to Underground Station stores. The Company had operated 223 Underground Station Group stores at the end of Fiscal 2007, including 193 Underground Station stores.

Underground Station Group loss from operations for Fiscal 2008 was $(7.7) million compared to earnings from operations of $3.8 million for the same period last year. The decrease was due to decreased net sales, increased expenses as a percentage of net sales reflecting negative leverage in expenses, particularly in store-related expenses from negative comparable store sales, and decreased gross margin as a percentage of net sales reflecting increased markdowns.

Hat World Group

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2008	2007	PERCENT CHANGE
Net sales	**$378,913**	$342,641	10.6%
Earnings from operations	**$ 31,987**	$ 41,359	(22.7)%
Operating margin	**8.4%**	12.1%	

Net sales from the Hat World Group increased 10.6% to $378.9 million for Fiscal 2008 from $342.6 million for Fiscal 2007. The increase reflects primarily a 20% increase in average stores operated offset by a 2% decrease in comparable store sales. The comparable store sales were impacted by a challenging urban market among other factors, partially offset by strength in Core Major League Baseball products and branded action headwear. Hat World Group operated 862 stores at the end of Fiscal 2008, including 34 stores in Canada and 14 Lids Kids stores, compared to 785 stores at the end of Fiscal 2007, including 26 stores in Canada and three Lids Kids stores.

Hat World Group earnings from operations for Fiscal 2008 decreased 22.7% to $32.0 million compared to $41.4 million for Fiscal 2007. The decrease in operating income was primarily due to increased expenses as a percentage of net sales, resulting from store growth and negative leverage in store-related expenses from negative comparable store sales, increased rent from lease renewals as well as decreased gross margin as a percentage of net sales reflecting increased promotional activity.

Johnston & Murphy Group

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2008	2007	PERCENT CHANGE
Net sales	**$192,487**	$186,979	2.9%
Earnings from operations	**$ 19,807**	$ 15,337	29.1%
Operating margin	**10.3%**	8.2%	

Johnston & Murphy Group net sales increased 2.9% to $192.5 million for Fiscal 2008 from $187.0 million for Fiscal 2007, reflecting a 2% increase in comparable store sales combined with a 4% increase in average stores operated for Johnston & Murphy retail operations and a 4% increase in Johnston & Murphy wholesale sales. Unit sales for the Johnston & Murphy wholesale business increased 2% in Fiscal 2008, and the average price per pair of shoes increased 2% for the same period. Retail operations accounted for 74.2% of Johnston & Murphy Group sales in Fiscal 2008, down slightly from 74.3% in Fiscal 2007 primarily due to increased wholesale sales. The average price per pair of shoes for Johnston & Murphy retail increased 4% (6% in the Johnston & Murphy shops) in Fiscal 2008, primarily due to changes in product mix and increased prices in certain styles, while unit sales decreased 6% during the same period. The store count for Johnston & Murphy retail operations at the end of Fiscal 2008 included 154 Johnston & Murphy stores and factory stores compared to 148 Johnston & Murphy stores and factory stores at the end of Fiscal 2007.

Johnston & Murphy earnings from operations for Fiscal 2008 increased 29.1% to $19.8 million from $15.3 million for Fiscal 2007, primarily due to increased gross margin as a percentage of net sales, reflecting fewer markdowns, increased prices and better sourcing in both the retail and wholesale businesses and lower off-priced sales in the wholesale business as well as increased net sales. The Company believes the gross margins in Fiscal 2008 reflect most of the gains from better sourcing as weakness in the dollar is putting price pressures on the cost of products.

Licensed Brands

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2008	2007	PERCENT CHANGE
Net sales	**$ 92,706**	$ 78,422	18.2%
Earnings from operations	**$ 10,976**	$ 6,777	62.0%
Operating margin	**11.8%**	8.6%	

Licensed Brands' net sales increased 18.2% to $92.7 million for Fiscal 2008 from $78.4 million for Fiscal 2007. The sales increase reflects a 14% increase in sales of Dockers Footwear and incremental sales from the initial rollout of a new line of footwear that the Company is sourcing exclusively for Kohl's department stores. Unit sales for Dockers Footwear increased 10% for Fiscal 2008 and the average price per pair of shoes increased 3% for the same period.

Licensed Brands' earnings from operations for Fiscal 2008 increased 62.0%, from $6.8 million for Fiscal 2007 to $11.0 million, primarily due to increased gross margin as a percentage of net sales, increased net sales and decreased expenses as a percentage of net sales. The Company believes the sales gains will moderate in Fiscal 2009 due to both the economic environment and limited opportunity to continue to grow the business with existing accounts.

CORPORATE, INTEREST EXPENSES AND OTHER CHARGES

Corporate and other expenses for Fiscal 2008 were $61.0 million compared to $30.1 million for Fiscal 2007. Corporate expenses in Fiscal 2008 included $27.6 million in merger-related expenses and a $0.5 million gain from insurance proceeds relating to Hurricane Katrina. Corporate and other expenses for Fiscal 2008 also included $9.7 million of restructuring and other charges, primarily for asset impairments and lease terminations offset by excise tax refunds and an antitrust settlement. Corporate and other cost of sales for Fiscal 2008 included $0.9 million in excess markdowns related to Underground Station Group lease terminations. Corporate and other expenses for Fiscal 2007 included $1.1 million of restructuring and other charges, primarily for asset impairments and the termination of a small licensing agreement offset by income for gift card breakage and a favorable litigation settlement.

Interest expense increased 19.9% from $10.5 million in Fiscal 2007 to $12.6 million in Fiscal 2008, primarily due to the increase in the average revolver borrowings from $16.8 million in Fiscal 2007 to $65.9 million this year due to decreased net earnings and increased seasonal borrowings.

Interest income decreased 74.3% from $0.6 million in Fiscal 2007 to $0.1 million in Fiscal 2008, due to the decrease in average short-term investments.

Results of Operations—Fiscal 2007 Compared to Fiscal 2006

The Company's net sales for Fiscal 2007 (53 weeks) increased 13.8% to $1.5 billion from $1.3 billion in Fiscal 2006 (52 weeks). Net sales for the 53rd week of Fiscal 2007 were $24.7 million based on actual retail sales and estimated wholesale sales. Wholesale sales are recognized upon shipment. The Company believes that a portion of the shipments that occurred in the final week would have occurred during the quarter even if it had not included the final week. Its estimate of the amount of such sales is excluded from the estimate of sales for the 53rd week. Excluding the 53rd week in Fiscal 2007, the net sales increase from the comparable 52-week period in Fiscal 2006 was approximately 12%. Gross margin increased 12.0% to $730.8 million in Fiscal 2007 from $652.4 million in Fiscal 2006 but decreased as a percentage of net sales from 50.8% to 50.0%. Selling and administrative expenses in Fiscal 2007 increased 13.3% from Fiscal 2006 but decreased as a percentage of net sales from 41.9% to 41.7%. The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin. Explanations of the changes in results of operations are provided by business segment in discussions following these introductory paragraphs.

Pretax earnings for Fiscal 2007 were $111.1 million compared to $102.5 million for Fiscal 2006. Pretax earnings for Fiscal 2007 included restructuring and other charges of $1.1 million, including $2.2 million of charges for asset impairments and the termination of a small license agreement offset by $1.1 million of income for gift card breakage and a favorable litigation settlement. Pretax earnings for Fiscal 2006 included restructuring and other charges of $2.3 million, including $1.7 million for settlement of a previously announced class action lawsuit (see Note 14 to the Consolidated Financial Statements), retail store asset impairments and lease terminations of 13 Jarman stores. These lease terminations are the continuation of a plan announced by the Company in Fiscal 2004 to close or convert into other retail concepts all remaining Jarman stores.

Net earnings for Fiscal 2007 were $67.6 million ($2.59 diluted earnings per share) compared to $62.7 million ($2.38 diluted earnings per share) for Fiscal 2006. Net earnings for Fiscal 2007 included $0.6 million ($0.02 diluted earnings per share) charge to earnings (net of tax), including $0.7 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.1 million gain for excess provisions to prior discontinued operations. Net earnings for Fiscal 2006 included $0.1 million ($0.00 diluted earnings per share) credit to earnings (net of tax), including a $0.9 million gain for excess provisions to prior discontinued operations offset by $0.8 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company. The Company recorded an effective federal income tax rate of 38.6% for Fiscal 2007 compared to 38.9% for Fiscal 2006.

Journeys Group

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2007	2006	PERCENT CHANGE
Net sales	$ 696,889	$ 593,516	17.4%
Earnings from operations	$ 83,835	$ 73,346	14.3%
Operating margin	12.0%	12.4%	

Net sales from Journeys Group increased 17.4% to $696.9 million for Fiscal 2007 from $593.5 million for Fiscal 2006. The increase reflects a 13% increase in average Journeys stores operated and a 6% increase in comparable store sales. The comparable store sales increase reflects an 11% increase in footwear unit comparable sales, offset by a 4% decrease in average price per pair of shoes. The average price decrease primarily reflects changes in product mix. Total unit sales increased 25% during the same period. The store count for Journeys was 853 stores at the end of Fiscal 2007, including 73 Journeys Kidz stores and 12 Shi by Journeys stores, compared to 761 Journeys stores at the end of Fiscal 2006, including 50 Journeys Kidz stores and one Shi by Journeys store.

Journeys Group earnings from operations for Fiscal 2007 increased 14.3% to $83.8 million, compared to $73.3 million for Fiscal 2006, primarily attributable to the increase in sales and decreased expenses as a percentage of net sales, reflecting lower bonus accruals.

Underground Station Group

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2007	2006	PERCENT CHANGE
Net sales	$ 155,069	$ 164,054	(5.5)%
Earnings from operations	$ 3,844	$ 10,890	(64.7)%
Operating margin	2.5%	6.6%	

Net sales from the Underground Station Group (comprised of Underground Station and Jarman retail stores) decreased 5.5% to $155.1 million for Fiscal 2007 from $164.1 million for Fiscal 2006. Sales for Underground Station stores increased 1% for Fiscal 2007. Sales for Jarman retail stores decreased 29% for Fiscal 2007, reflecting a 29% decrease in the average number of Jarman stores operated related to the Company's strategy of closing Jarman stores or converting them to Underground Station stores. Comparable store sales decreased 10% for the Underground Station Group, 9% for Underground Station stores and 12% for Jarman stores. The decrease in comparable store sales was primarily due to generally weak demand for athletic shoes, exacerbated in the second half of the year by the loss of the chain's most popular athletic brand from its product offering and what management believes was an overall softness in the urban market. The average price per pair of shoes for Underground Station Group decreased 4% for Fiscal 2007 and unit sales decreased 2% during the same period. The average price per pair of shoes at Underground Station stores decreased 5% during Fiscal 2007, primarily reflecting changes in product mix and increased markdowns. Unit sales increased 6% during Fiscal 2007. Underground Station Group operated 223 stores at the end of Fiscal 2007, including 193 Underground Station stores. During Fiscal 2007, three Jarman stores were converted to Underground Station stores. The Company had operated 229 stores at the end of Fiscal 2006, including 180 Underground Station stores.

Underground Station Group earnings from operations for Fiscal 2007 decreased 64.7% to $3.8 million from $10.9 million for the same period of Fiscal 2006. The decrease was due to decreased net sales, to decreased gross margin as a percentage of net sales, reflecting increased markdowns, and to increased expenses as a percentage of net sales from negative leverage in the store related expenses due to the negative comparable store sales.

Hat World Group

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2007	2006	PERCENT CHANGE
Net sales	$ 342,641	$ 297,271	15.3%
Earnings from operations	$ 41,359	$ 40,133	3.1%
Operating margin	12.1%	13.5%	

Net sales from Hat World Group increased 15.3% to $342.6 million for Fiscal 2007 from $297.3 million for Fiscal 2006. The increase reflects primarily a 16% increase in average stores operated. Hat World Group comparable store sales decreased 1% for Fiscal 2007. The Company believes the comparable store sales were impacted by decreased demand in the urban market, which the Company believes is the primary market served by approximately 110 stores in the Hat World Group. This was partially offset by strength in core and fashion-oriented Major League Baseball products, as well as branded action and performance headwear. Hat World Group operated 785 stores at Fiscal 2007, including 26 stores in Canada, three Lids Kids and 49 Hat Shack stores acquired in January 2007, compared to 641 stores at the end of Fiscal 2006, including 18 stores in Canada.

Hat World Group earnings from operations for Fiscal 2007 increased 3.1% to $41.4 million compared to $40.1 million for Fiscal 2006. The increase in operating income was primarily due to increased net sales and to decreased expenses as a percentage of net sales, offset by decreased gross margin as a percentage of net sales reflecting increased promotional activity.

Johnston & Murphy Group

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2007	2006	PERCENT CHANGE
Net sales	$ 186,979	$ 170,015	10.0%
Earnings from operations	$ 15,337	$ 10,396	47.5%
Operating margin	8.2%	6.1%	

Johnston & Murphy Group net sales increased 10.0% to $187.0 million for Fiscal 2007 from $170.0 million for Fiscal 2006, reflecting a 3% increase in comparable store sales, a 3% increase in average retail stores operated and a 14% increase in Johnston & Murphy wholesale sales. Unit sales for the Johnston & Murphy wholesale business increased 13% in Fiscal 2007, and the average price per pair of shoes increased 1% for Fiscal 2006. Retail operations accounted for 74.3% of Johnston & Murphy Group sales in Fiscal 2007, down slightly from 75.2% in Fiscal 2006 primarily due to increased wholesale sales. The average price per pair of shoes for Johnston & Murphy retail decreased 2% (2% in the Johnston & Murphy shops) in Fiscal 2007, primarily due to changes in product mix, while footwear unit sales increased 8% during Fiscal 2006. The store count for Johnston & Murphy retail operations at the end of Fiscal 2007 included 148 Johnston & Murphy stores and factory stores compared to 142 Johnston & Murphy stores and factory stores at the end of Fiscal 2006.

Johnston & Murphy earnings from operations for Fiscal 2007 increased 47.5% to $15.3 million from $10.4 million for Fiscal 2006, primarily due to increased net sales, to increased gross margin as a percentage of net sales, reflecting improvement in the retail business due to improved sourcing and lower markdowns, and to decreased expenses as percentage of net sales reflecting operating leverage from the comparable store and wholesale sales increases and decreased advertising expenses.

Licensed Brands

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2007	2006	PERCENT CHANGE
Net sales	$ 78,422	$ 58,730	33.5%
Earnings from operations	$ 6,777	$ 4,167	62.6%
Operating margin	8.6%	7.1%	

Licensed Brands' net sales increased 33.5% to $78.4 million for Fiscal 2007 from $58.7 million for Fiscal 2006. The sales increase is primarily attributable to an increase in demand for Dockers Footwear, related to retail sell-through, due in part, to increased shelf space in existing accounts. Unit sales for Dockers Footwear increased 31% for Fiscal 2007 and the average price per pair of shoes increased 1% for the same period.

Licensed Brands' earnings from operations for Fiscal 2007 increased 62.6%, from $4.2 million for Fiscal 2006 to $6.8 million, primarily due to increased net sales and to decreased expenses as a percentage of net sales.

CORPORATE, INTEREST EXPENSES AND OTHER CHARGES

Corporate and other expenses for Fiscal 2007 were $30.1 million compared to $26.1 million for Fiscal 2006. Corporate and other expenses for Fiscal 2007 included $1.1 million of restructuring and other charges, primarily for asset impairments and the termination of a small licensing agreement offset by income for gift card breakage and a favorable litigation settlement. Corporate and other expenses for Fiscal 2006 included $2.3 million of restructuring and other charges, primarily for settlement of a previously announced class action lawsuit, retail store asset impairments and lease terminations of 13 Jarman stores. In addition to the listed items in both periods, the increase in corporate expenses for Fiscal 2007 is attributable primarily to a $6.4 million increase of share-based compensation and restricted stock expense.

Interest expense decreased 8.7% from $11.5 million in Fiscal 2006 to $10.5 million in Fiscal 2007, primarily due to the decrease in the average term loan outstanding. Borrowings under the Company's revolving credit facility averaged $16.8 million for Fiscal 2007. Borrowings under the Company's revolving credit facility averaged less than $0.1 million for Fiscal 2006.

Interest income decreased 50.1% from $1.1 million in Fiscal 2006 to $0.6 million in Fiscal 2007, due to the decrease in average short-term investments.

Liquidity and Capital Resources

The following table sets forth certain financial data at the dates indicated.

DOLLARS IN MILLIONS	FEB. 2 2008	FEB. 3 2007	JAN. 28 2006
Cash and cash equivalents	$ 17.7	$ 16.7	$ 60.5
Working capital	$ 238.1	$ 200.3	$ 185.0
Long-term debt	$ 155.2	$ 109.3	$ 106.3

WORKING CAPITAL

The Company's business is somewhat seasonal, with the Company's investment in inventory and accounts receivable normally reaching peaks in the spring and fall of each year. Historically, cash flow from operations has been generated principally in the fourth quarter of each fiscal year.

Cash provided by operating activities was $23.9 million in Fiscal 2008 compared to $70.6 million in Fiscal 2007. The $46.7 million decrease in cash flow from operating activities from last year reflects primarily a decrease in cash flow from a decrease in net earnings of $60.8 million and changes in inventory of $11.2 million, offset by an increase in cash flow from changes in other accrued liabilities and accounts payable of $11.0 million and $8.6 million, respectively, and an increase in impairment of long-lived assets of $6.8 million. The $11.2 million decrease in cash flow from inventory was due to increases in retail inventory from a weaker than planned holiday selling season and growth in our retail businesses with a net increase of 166 stores for Fiscal 2008. The $11.0 million increase in cash flow from other accrued liabilities was primarily due to a reduction in the change of accrued income and other taxes when compared to Fiscal 2007, combined with an increase in accrued professional fees and expenses relating to the merger agreement, and subsequent litigation, with The Finish Line. The $8.6 million increase in cash flow from accounts payable was due to changes in buying patterns and payment terms negotiated with individual vendors.

The $39.5 million increase in inventories at February 2, 2008 from February 3, 2007 levels reflects a weaker than planned holiday selling season in retail and inventory purchased to support the net increase of 166 stores in Fiscal 2008.

Accounts receivable at February 2, 2008 increased $0.3 million compared to February 3, 2007.

Cash provided by operating activities was $70.6 million in Fiscal 2007 compared to $105.0 million in Fiscal 2006. The $34.4 million decrease in cash flow from operating activities reflects primarily a decrease in cash flow from changes in other accrued liabilities of $29.3 million and a decrease in cash flow from changes in accounts payable of $17.8 million offset by an increase in cash flow from an increase in net earnings of $5.0 million. The $29.3 million decrease in cash flow from other accrued liabilities was due to an $18.5 million increase in income taxes paid and increased bonus payments combined with lower bonus accruals. The $17.8 million decrease in cash flow from accounts payable was due to changes in buying patterns and payment terms negotiated with individual vendors.

The $28.4 million increase in inventories at February 3, 2007 from January 28, 2006 levels reflects inventory purchased to support the net increase of 236 stores in Fiscal 2007 which included 49 Hat Shack stores acquired in January 2007.

Accounts receivable at February 3, 2007 increased $3.1 million compared to January 28, 2006 due primarily to increased wholesale sales.

Cash provided (or used) due to changes in accounts payable and accrued liabilities are as follows:

	FISCAL YEAR ENDED		
IN THOUSANDS	2008	2007	2006
Accounts payable	$ (430)	$ (9,068)	$ 8,744
Accrued liabilities	(923)	(11,962)	17,357
	$ (1,353)	$(21,030)	$ 26,101

The fluctuations in cash provided due to changes in accounts payable for Fiscal 2008 from Fiscal 2007 and for Fiscal 2007 from Fiscal 2006 are due to changes in buying patterns and payment terms negotiated with individual vendors. The change in cash provided due to changes in accrued liabilities for Fiscal 2008 from Fiscal 2007 was due primarily to a reduction in the change in accrued income and other tax accruals and increased accrued professional fees and expenses relating to the merger agreement, and subsequent litigation, with The Finish Line and the change in accrued liabilities for Fiscal 2007 from Fiscal 2006 was due primarily to increased tax payments and increased bonus payments combined with lower bonus accruals.

Revolving credit borrowings averaged $65.9 million during Fiscal 2008 and $16.8 million during Fiscal 2007, as cash generated from operations did not fund seasonal working capital requirements or its capital expenditures for Fiscal 2008. The Company used cash to acquire Hat Shack late in the fourth quarter of Fiscal 2007 for $16.6 million and to pay off $1.6 million of the $2.2 million debt assumed in the acquisition, paid off a $20.0 million term loan as well as the lower net earnings the Company experienced in Fiscal 2008 compared to Fiscal 2007, all of which contributed to the need for increased revolver borrowings for Fiscal 2008. The Company has a revolving credit facility entered into on December 1, 2006, in the aggregate principal amount of $200.0 million, with a $20.0 million swingline loan sublimit and a $70.0 million sublimit for the issuance of standby letters of credit, and has a five-year term (the "Credit Facility").

CONTRACTUAL OBLIGATIONS

The following tables set forth aggregate contractual obligations and commitments as of February 2, 2008.

	PAYMENTS DUE BY PERIOD				
IN THOUSANDS	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$ 155,220	$ -0-	$ -0-	$ 69,000	$ 86,220
Interest on Long-Term Debt(1)	55,143	3,557	7,114	7,114	37,358
Capital Lease Obligations	407	176	192	17	22
Operating Lease Obligations	1,092,348	159,004	299,636	247,724	385,984
Purchase Obligations(2)	204,127	204,127	-0-	-0-	-0-
Other Long-Term Liabilities	1,520	201	401	382	536
Total Contractual Obligations(3)	**$ 1,508,765**	**$ 367,065**	**$ 307,343**	**$ 324,237**	**$ 510,120**

COMMERCIAL COMMITMENTS

	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD				
IN THOUSANDS	Total amounts committed	Less than 1 year	1-3 years	3-5 years	More than 5 years
Letters of Credit	$ 9,052	$ 9,052	$ -0-	$ -0-	$ -0-
Total Commercial Commitments	**$ 9,052**	**$ 9,052**	**$ -0-**	**$ -0-**	**$ -0-**

(1) Includes interest to maturity on the $86.2 million 4 1/8% subordinated convertible debentures due June 2023. Excludes interest on revolver borrowings since the line of credit is subject to almost daily repayment or borrowing activity and as such does not readily lend itself to computing anticipated interest expense.

(2) Open purchase orders for inventory.

(3) Excludes FIN 48 liabilities of $4.9 million due to their uncertain nature in timing of payments.

CAPITAL EXPENDITURES

Capital expenditures were $80.7 million, $73.3 million and $56.9 million for Fiscal 2008, 2007 and 2006, respectively. The $7.4 million increase in Fiscal 2008 capital expenditures as compared to Fiscal 2007 resulted primarily from the increase in retail store capital expenditures due to 229 new store openings in Fiscal 2008 and increased major store renovations. The $16.4 million increase in Fiscal 2007 capital expenditures as compared to Fiscal 2006 resulted primarily from the increase in retail store capital expenditures due to 224 new store openings in Fiscal 2007.

Total capital expenditures in Fiscal 2009 are expected to be approximately $61.1 million. These include expected retail capital expenditures of $54.3 million to open approximately 28 Journeys stores, 24 Journeys Kidz stores, 13 Shi by Journeys stores, 10 Johnston & Murphy shops and factory stores and 40 Hat World stores including 10 stores in Canada and to complete 165 major store renovations. The planned amount of capital expenditures in Fiscal 2009 for wholesale operations and other purposes are expected to be approximately $6.8 million, including approximately $2.7 million for new systems to improve customer service and support the Company's growth.

FUTURE CAPITAL NEEDS

The Company expects that cash on hand and cash provided by operations will not be sufficient to support seasonal working capital requirements but the Company plans to borrow under the Credit Facility to partially fund its capital expenditures during Fiscal 2009. The Company expects cash flow generated from operations to fund all of its capital expenditures by the end of Fiscal 2009. The approximately $5.8 million of costs associated with discontinued operations that are expected to be incurred during the next 12 months are also expected to be funded from cash on hand and borrowings under the revolving credit facility during Fiscal 2009 but are expected to be paid out of cash flow generated by operations by the end of Fiscal 2009.

There were $9.1 million of letters of credit outstanding and $69.0 million revolver borrowings outstanding under the Credit Facility at February 2, 2008. At the end of Fiscal 2008, the Borrowing Base was $211.2 million. Adjusted Excess Availability is calculated based on the lesser of the $200.0 million facility amount or the Borrowing Base. Therefore, gross availability under the Credit Facility was $200.0 million leaving net availability under the Credit Facility of $121.9 million. The Company is not required to comply with any financial covenants unless Adjusted Excess Availability (as defined in the Amended and Restated Credit Agreement) is less than 10% of the total commitments under the Credit Facility (currently $20.0 million). If and during such time as Adjusted Excess Availability is less than such amount, the Credit Facility requires the Company to meet a minimum fixed charge coverage ratio (EBITDA less capital expenditures less cash taxes divided by cash interest expense and scheduled payments of principal indebtedness) of 1.0 to 1.0. Because adjusted excess availability exceeded $20.0 million, the Company was not required to comply with this financial covenant at February 2, 2008. See Note 6 to the Consolidated Financial Statements.

The Credit Facility prohibits the payment of dividends and other restricted payments (including stock repurchases) unless after such dividend or restricted payment availability under the Credit Facility exceeds $50.0 million or if availability is between $30.0 million and $50.0 million, the fixed charge coverage must be greater than 1.0 to 1.0. The Company's management does not believe its availability under the Credit Facility will fall below $50.0 million during Fiscal 2009. The aggregate of annual dividend requirements on the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and on its $1.50 Subordinated Cumulative Preferred Stock is $198,000.

COMMON STOCK REPURCHASES

In a series of authorizations from Fiscal 1999–2003, the Company's board of directors authorized the repurchase of up to 7.5 million shares of common stock. In June 2006, the board authorized an additional $20.0 million in stock repurchases. In August 2006, the board authorized an additional $30.0 million in stock repurchases. The Company repurchased 1,062,400 shares at a cost of $32.1 million during Fiscal 2007. The Company did not repurchase any shares during Fiscal 2008. In total, the Company has repurchased 8.2 million shares at a cost of $103.4 million from all authorizations as of February 2, 2008. In March 2008, the board authorized up to $100.0 million in stock repurchases primarily funded with the after-tax cash proceeds of the settlement of the merger-related litigation discussed above under the heading "Terminated Merger Agreement."

Environmental and Other Contingencies

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 14 to the Company's Consolidated Financial Statements. The Company has made accruals for certain of these contingencies, including approximately $2.9 million reflected in Fiscal 2008, $1.1 million reflected in Fiscal 2007 and $0.8 million reflected in Fiscal 2006. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a reasonable estimate of the probable loss connected to the proceeding, or in cases in which no reasonable estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves may not be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

Financial Market Risk

The following discusses the Company's exposure to financial market risk related to changes in interest rates and foreign currency exchange rates.

Outstanding Debt of the Company – The Company's outstanding long-term debt of $86.2 million 4 1/8% Convertible Subordinated Debentures due June 15, 2023 bears interest at a fixed rate. Accordingly, there would be no immediate impact on the Company's interest expense due to fluctuations in market interest rates. The Company also has $69.0 million outstanding under its revolving credit facility at a weighted average interest rate of 5.4%. A 10% adverse change in interest rates would increase interest expense by $0.4 million on the $69.0 million revolving credit debt.

Cash and Cash Equivalents – The Company's cash and cash equivalent balances are invested in financial instruments with original maturities of three months or less. The Company did not have significant exposure to changing interest rates on invested cash at February 2, 2008. As a result, the Company considers the interest rate market risk implicit in these investments at February 2, 2008 to be low.

Foreign Currency Exchange Rate Risk - Most purchases by the Company from foreign sources are denominated in U.S. dollars. To the extent that import transactions are denominated in other currencies, it is the Company's practice to hedge its risks through the purchase of forward foreign exchange contracts. At February 2, 2008, the Company had $2.5 million of forward foreign exchange contracts for Euro. The Company's policy is not to speculate in derivative instruments for profit on the exchange rate price fluctuation and it does not hold any derivative instruments for trading purposes. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. The unrealized gain on contracts outstanding at February 2, 2008 was $41,000 based on current spot rates. As of February 2, 2008, a 10% adverse change in foreign currency exchange rates from market rates would decrease the fair value of the contracts by approximately $0.2 million.

Accounts Receivable – The Company's accounts receivable balance at February 2, 2008 is concentrated in its two wholesale businesses, which sell primarily to department stores and independent retailers across the United States. One customer accounted for 14% of the Company's trade accounts receivable balance and another customer accounted for 11% as of February 2, 2008. The Company monitors the credit quality of its customers and establishes an allowance for doubtful accounts based upon factors surrounding credit risk of specific customers, historical trends and other information, as well as customer specific factors; however, credit risk is affected by conditions or occurrences within the economy and the retail industry, as well as company-specific information.

Summary – Based on the Company's overall market interest rate and foreign currency rate exposure at February 2, 2008, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates or foreign currency exchange rates on the Company's consolidated financial position, results of operations or cash flows for Fiscal 2009 would not be material.

New Accounting Principles

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. In December 2007, the FASB issued proposed FASB Staff Position No. FAS 157-b, "Effective Date of FASB Statement No. 157" (the "proposed FSP"). The proposed FSP would amend SFAS No. 157, to delay the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). The proposed FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 (Fiscal 2010 for the Company), and interim periods within those fiscal years for items within the scope of the proposed FSP. The Company is subject to the remaining provisions of SFAS No. 157 beginning February 3, 2008. The Company does not believe the adoption of SFAS No. 157 will have a material impact on the Company's results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159. SFAS No. 159 allows companies to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (Fiscal 2009 for the Company). The Company does not believe that the adoption of SFAS No. 159 will have a material impact on the Company's results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008 (Fiscal 2010 for the Company). The Company expects the adoption will have an impact on the Consolidated Financial Statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of any acquisitions consummated after the effective date. The Company will assess the impact of this standard on the Consolidated Financial Statements if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements–An Amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the Consolidated Financial Statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net earnings on the face of the Statements of Earnings. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (Fiscal 2010 for the Company). Earlier adoption is prohibited. The Company does not believe that the adoption of SFAS No. 160 will have a material impact on the Company's results of operations or financial position.

Inflation

The Company does not believe inflation has had a material impact on sales or operating results during periods covered in this discussion.

FINANCIAL SUMMARY

IN THOUSANDS EXCEPT PER COMMON SHARE DATA	FISCAL YEAR END				
FINANCIAL STATISTICS AND OTHER DATA	2008	2007	2006	2005	2004
Results of Operations Data					
Net Sales	**$ 1,502,119**	$ 1,460,478	$ 1,283,876	$ 1,112,681	$ 837,379
Depreciation	**45,114**	40,306	34,622	31,266	24,607
Earnings from operations	**45,161**	121,045	112,827	88,064	51,649
Earnings before income taxes from continuing operations	**32,735**	111,118	102,470	77,102	44,360
Earnings from continuing operations	**8,488**	68,247	62,626	48,460	29,025
(Provisions for) earnings from discontinued operations, net	**(1,603)**	(601)	60	(211)	(888)
Net earnings	**$ 6,885**	$ 67,646	$ 62,686	$ 48,249	$ 28,137
Per Common Share Data					
Earnings from continuing operations					
Basic	**$ .37**	$ 3.00	$ 2.73	$ 2.19	$ 1.32
Diluted	**.36**	2.61	2.38	1.92	1.24
Discontinued operations					
Basic	**(.07)**	(.02)	.01	(.01)	(.04)
Diluted	**(.07)**	(.02)	.00	(.01)	(.04)
Net earnings					
Basic	**.30**	2.98	2.74	2.18	1.28
Diluted	**.29**	2.59	2.38	1.91	1.20
Balance Sheet Data					
Total assets	**$ 804,556**	$ 729,373	$ 686,118	$ 635,571	$ 448,313
Long-term debt	**155,220**	109,250	106,250	161,250	86,250
Non-redeemable preferred stock	**5,338**	6,602	6,695	7,474	7,580
Common shareholders' equity	**416,077**	398,624	342,056	264,591	204,665
Capital expenditures	**80,662**	73,287	56,946	39,480	22,540
Financial Statistics					
Earnings from operations as a percent of net sales	**3.0%**	8.3%	8.8%	7.9%	6.2%
Book value per share (common shareholders' equity divided by common shares outstanding)	**$ 18.25**	$ 17.53	$ 14.71	$ 11.79	$ 9.42
Working capital (int thousands)	**$ 238,093**	$ 200,330	$ 184,986	$ 176,245	$ 197,569
Current ratio	**2.6**	2.5	2.2	2.4	3.4
Percent long-term debt to total capitalization	**26.9%**	21.2%	23.4%	37.2%	28.9%
Other Data (End of Year)					
Number of retail outlets*	**2,175**	2,009	1,773	1,618	1,046
Number of employees**	**13,950**	12,750	11,100	9,600	6,200

*Includes 49 Hat Shack stores in Fiscal 2007 acquired January 11, 2007, 486 Hat World stores in Fiscal 2005 acquired April 1, 2004 and 17 Cap Connection stores in Fiscal 2005 acquired July 1, 2004. See Note 2 to the Consolidated Financial Statements.

**Includes the addition of over 2,800 Hat World employees in Fiscal 2005 due to the acquisition.

Reflected in earnings from continuing operations for Fiscal 2008 were $27.6 million in merger-related costs and litigation expenses. These expenses were not deductible for tax purposes in Fiscal 2008. See Notes 13 and 14 to the Consolidated Financial Statements for additional information regarding these charges.

Reflected in earnings from continuing operations for Fiscal 2008, 2007, 2006, 2005 and 2004 were restructuring and other charges of $9.7 million, $1.1 million, $2.3 million, $1.2 million and $1.9 million, respectively. See Note 3 to the Consolidated Financial Statements for additional information regarding these charges.

Reflected in earnings from continuing operations for Fiscal 2005 was a favorable tax settlement of $0.5 million and for Fiscal 2005 and Fiscal 2004 were tax benefits of $0.2 million and $1.1 million, respectively, resulting from the reversal of previously accrued income taxes. See Note 9 to the Consolidated Financial Statements for additional information regarding these charges.

Long-term debt includes current obligations. In December 2006, the Company entered into an amended and restated credit agreement in the aggregate principal amount of $200.0 million. In April 2004, the Company entered into a credit facility totaling $175.0 million. Included in the facility was a $100.0 million term loan used to fund a portion of the Hat World acquisition. In June 2003, the Company issued $86.3 million of 4 1/8% convertible subordinated debentures due 2023. The Company used the proceeds plus additional cash to pay off $103.2 million of its 5 1/2% convertible subordinated notes which resulted in a $2.6 million loss on the early retirement of debt reflected in earnings from continuing operations for Fiscal 2004. See Note 6 to the Consolidated Financial Statements for additional information regarding the Company's debt.

The Company has not paid dividends on its Common Stock since 1973. See Notes 6 and 8 to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Future Capital Needs" for a description of limitations on the Company's ability to pay dividends.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements presented in this report are the responsibility of management and have been prepared in conformity with U.S. generally accepted accounting principles. Some of the amounts included in the financial information are necessarily based on the estimates and judgments of management, which are based on currently available information and management's view of current conditions and circumstances.

An independent registered public accounting firm audits the Company's consolidated financial statements and the effectiveness of internal control over financial reporting in accordance with the standards established by the Public Company Accounting Oversight Board.

The audit committee of the board of directors, composed entirely of directors who are not employees of the Company, meets regularly with management, internal audit and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters. Internal audit and the independent auditors have full and free access to the audit committee and meet (with and without management present) to discuss appropriate matters.

James S. Gulmi
Senior Vice President – Finance
and Chief Financial Officer

Paul D. Williams
Vice President and
Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
GENESCO INC.

ERNST & YOUNG

We have audited the accompanying consolidated balance sheets of Genesco Inc. and Subsidiaries (the "Company") as of February 2, 2008 and February 3, 2007, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 2, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genesco Inc. and Subsidiaries at February 2, 2008 and February 3, 2007, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended February 2, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1, 9 and 12 to the consolidated financial statements, in fiscal 2008 the Company changed its method of accounting for income tax contingencies, and in fiscal 2007 the Company changed its method of accounting for shared-based payments and its method of accounting for defined benefit pension and other postretirement benefit plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Nashville, Tennessee
March 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

THE BOARD OF DIRECTORS AND SHAREHOLDERS
GENESCO INC.

ERNST & YOUNG

We have audited Genesco Inc.'s internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Genesco Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Genesco Inc. maintained, in all material respects, effective internal control over financial reporting as of February 2, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Genesco Inc. as of February 2, 2008 and February 3, 2007, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 2, 2008 and our report dated March 31, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Nashville, Tennessee
March 31, 2008

CONSOLIDATED BALANCE SHEETS

IN THOUSANDS, EXCEPT SHARE AMOUNTS	AS OF FISCAL YEAR END 2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 17,703	$ 16,739
Accounts receivable, net of allowances of $1,767 at February 2, 2008 and $1,910 at February 3, 2007	24,275	24,084
Inventories	300,548	261,037
Deferred income taxes	18,702	12,940
Prepaids and other current assets	22,439	20,266
Total current assets	383,667	335,066
Property and equipment:		
Land	4,861	4,861
Buildings and building equipment	17,165	17,445
Computer hardware, software and equipment	76,700	72,404
Furniture and fixtures	93,703	82,542
Construction in progress	9,120	12,005
Improvements to leased property	263,184	222,493
Property and equipment, at cost	464,733	411,750
Accumulated depreciation	(217,492)	(189,416)
Property and equipment, net	247,241	222,334
Deferred income taxes	2,641	-0-
Goodwill	107,618	107,651
Trademarks	51,403	51,361
Other intangibles, net of accumulated amortization of $7,426 at February 2, 2008 and $6,096 at February 3, 2007	1,486	2,816
Other noncurrent assets	10,500	10,145
Total Assets	$ 804,556	$ 729,373
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Acounts payable	$ 75,302	$ 65,083
Accrued employee compensation	13,715	21,954
Accrued other taxes	10,576	9,829
Accrued income taxes	4,725	7,845
Other accrued liabilities	35,470	25,570
Provision for discontinued operations	5,786	4,455
Total current liabilities	145,574	134,736
Long-term debt	155,220	109,250
Pension liability	6,572	14,306
Deferred rent and other long-term liabilities	74,067	64,245
Provision for discontinued operations	1,708	1,610
Total liabilities	383,141	324,147
Commitments and contingent liabilities		
Shareholders' Equity		
Non-redeemable preferred stock	5,338	6,602
Common shareholders' equity:		
Common stock, $1 par value: Authorized: 80,000,000 shares Issued/Outstanding: February 2, 2008 – 23,284,741/22,796,277 February 3, 2007 – 23,230,458/22,741,994	23,285	23,230
Additional paid-in capital	117,629	107,956
Retained earnings	309,030	306,622
Accumulated other comprehensive loss	(16,010)	(21,327)
Treasury shares, at cost	(17,857)	(17,857)
Total shareholders' equity	421,415	405,226
Total Liabilities and Shareholders' Equity	$ 804,556	$ 729,373

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

	Fiscal Year		
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	2008	2007	2006
Net sales	$ 1,502,119	$ 1,460,478	$ 1,283,876
Cost of sales	750,904	729,643	631,469
Selling and administrative expenses	696,352	608,685	537,327
Restructuring and other, net	9,702	1,105	2,253
Earnings from operations	45,161	121,045	112,827
Interest expense, net:			
Interest expense	12,570	10,488	11,482
Interest income	(144)	(561)	(1,125)
Total interest expense, net	12,426	9,927	10,357
Earnings before income taxes from continuing operations	32,735	111,118	102,470
Income tax expense	24,247	42,871	39,844
Earnings from continuing operations	8,488	68,247	62,626
(Provision for) earnings from discontinued operations, net	(1,603)	(601)	60
Net Earnings	$ 6,885	$ 67,646	$ 62,686
Basic earnings per common share:			
Continuing operations	$ .37	$ 3.00	$ 2.73
Discontinued operations	$ (.07)	$ (.02)	$ .01
Net earnings	$ .30	$ 2.98	$ 2.74
Diluted earnings per common share:			
Continuing operations	$ .36	$ 2.61	$ 2.38
Discontinued operations	$ (.07)	$ (.02)	$ .00
Net earnings	$ .29	$ 2.59	$ 2.38

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FISCAL YEAR		
IN THOUSANDS	2008	2007	2006
Cash Flows from Operating Activities:			
Net earnings	**$ 6,885**	$ 67,646	$ 62,686
Tax benefit of stock options exercised	**(694)**	(2,405)	3,850
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation	**45,114**	40,306	34,622
Deferred income taxes	**(12,683)**	(6,129)	(5,065)
Provision for losses on accounts receivable	**137**	274	29
Impairment of long-lived assets	**8,722**	1,921	376
Share-based compensation and restricted stock	**7,851**	7,413	972
Provision for (earnings from) discontinued operations	**2,633**	988	(98)
Other	**2,643**	1,509	5,462
Effect on cash of changes in working capital and other assets and liabilities, net of acquisitions:			
Accounts receivable	**(349)**	(3,080)	(3,294)
Inventories	**(39,511)**	(28,357)	(23,452)
Prepaids and other current assets	**(2,174)**	1,593	(2,220)
Accounts payable	**(430)**	(9,068)	8,744
Other accrued liabilities	**(923)**	(11,962)	17,357
Other assets and liabilities	**6,722**	9,917	5,032
Net cash provided by operating activities	**23,943**	70,566	105,001
Cash Flows from Investing Activities:			
Capital expenditures	**(80,662)**	(73,287)	(56,946)
Acquisitions, net of cash acquired	**(34)**	(16,569)	-0-
Proceeds from sale of property and equipment	**6**	6	21
Net cash used in investing activities	**(80,690)**	(89,850)	(56,925)
Cash Flows from Financing Activities:			
Payments of long-term debt	**-0-**	(21,600)	(55,000)
Payments of capital leases	**(210)**	(4)	(358)
Borrowings under revolving credit facility	**365,000**	262,000	1,000
Payments on revolving credit facility	**(319,000)**	(239,000)	(1,000)
Tax benefit of stock options exercised	**694**	2,405	-0-
Shares repurchased	**-0-**	(32,088)	-0-
Change in overdraft balances	**10,649**	(1,477)	(414)
Dividends paid on non-redeemable preferred stock	**(217)**	(256)	(273)
Exercise of stock options and issue shares– Employee Stock Purchase Plan	**795**	6,779	8,352
Financing costs paid	**-0-**	(1,187)	-0-
Net cash provided by (used in) financing activities	**57,711**	(24,428)	(47,693)
Net Increase (Decrease) in Cash and Cash Equivalents	**964**	(43,712)	383
Cash and cash equivalents at beginning of year	**16,739**	60,451	60,068
Cash and cash equivalents at end of year	**$ 17,703**	$ 16,739	$ 60,451
Supplemental Cash Flow Information:			
Net cash paid for:			
Interest	**$ 11,448**	$ 9,730	$ 10,368
Income taxes	**37,560**	51,053	32,510

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

IN THOUSANDS	Total Non-redeemable Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulate Other Comprehensive Loss	Treasury Stock	Comprehensive Income	Total Shareholders' Equity
Balance January 29, 2005	$ 7,474	$ 22,926	$109,005	$ 176,819	$(26,302)	$ (17,857)		$272,065
Net earnings	-0-	-0-	-0-	62,686	-0-	-0-	$ 62,686	62,686
Dividends paid on non-redeemable preferred stock	-0-	-0-	-0-	(273)	-0-	-0-	-0-	(273)
Exercise of options	-0-	547	8,297	-0-	-0-	-0-	-0-	8,844
Employee restricted stock	-0-	229	400	-0-	-0-	-0-	-0-	629
Issue shares – Employee Stock Purchase Plan	-0-	25	483	-0-	-0-	-0-	-0-	508
Tax benefit of stock options exercised	-0-	-0-	3,850	-0-	-0-	-0-	-0-	3,850
Conversion of Series 4 preferred stock	(723)	11	712	-0-	-0-	-0-	-0-	-0-
Loss on foreign currency forward contracts (net of tax benefit of $0.7 million)	-0-	-0-	-0-	-0-	(1,047)	-0-	(1,047)	(1,047)
Gain on interest rate swaps (net of tax of $0.1 million)	-0-	-0-	-0-	-0-	61	-0-	61	61
Minimum pension liability adjustment (net of tax of $0.7 million)	-0-	-0-	-0-	-0-	1,084	-0-	1,084	1,084
Other	(56)	10	390	-0-	-0-	-0-	-0-	344
Comprehensive income							$ 62,784	
Balance January 28, 2006	6,695	23,748	123,137	239,232	(26,204)	(17,857)		348,751
Net earnings	-0-	-0-	-0-	67,646	-0-	-0-	$ 67,646	67,646
Dividends paid on non-redeemable preferred stock	-0-	-0-	-0-	(256)	-0-	-0-	-0-	(256)
Exercise of stock options	-0-	357	6,101	-0-	-0-	-0-	-0-	6,458
Issue shares – Employee Stock Purchase Plan	-0-	10	311	-0-	-0-	-0-	-0-	321
Shares repurchased	-0-	(1,062)	(31,026)	-0-	-0-	-0-	-0-	(32,088)
Employee and non-employee restricted stock	-0-	182	3,164	-0-	-0-	-0-	-0-	3,346
Share-based compensation	-0-	-0-	4,067	-0-	-0-	-0-	-0-	4,067
Tax benefit of stock options exercised	-0-	-0-	2,405	-0-	-0-	-0-	-0-	2,405
Gain on foreign currency forward contracts (net of tax of $0.6 million)	-0-	-0-	-0-	-0-	848	-0-	848	848
Loss on interest rate swaps (net of tax benefit of $0.2 million)	-0-	-0-	-0-	-0-	(218)	-0-	(218)	(218)
Pension liability adjustment (net of tax of $3.2 million)	-0-	-0-	-0-	-0-	5,094	-0-	5,094	5,094
Cumulative adjustment to adopt SFAS No. 158 (net of tax benefit of $0.5 million)	-0-	-0-	-0-	-0-	(802)	-0-	-0-	(802)
Foreign currency translation adjustment	-0-	-0-	-0-	-0-	(45)	-0-	(45)	(45)
Other	(93)	(5)	(203)	-0-	-0-	-0-	-0-	(301)
Comprehensive income							$ 73,325	
Balance February 3, 2007	6,602	23,230	107,956	306,622	(21,327)	(17,857)		405,226
Cumulative effect of change in accounting principle (see Note 9)	-0-	-0-	-0-	(4,260)	-0-	-0-	$ -0-	(4,260)
Net earnings	-0-	-0-	-0-	6,885	-0-	-0-	6,885	6,885
Dividends paid on non-redeemable preferred stock	-0-	-0-	-0-	(217)	-0-	-0-	-0-	(217)
Exercise of stock options	-0-	33	551	-0-	-0-	-0-	-0-	584
Issue shares – Employee Stock Purchase Plan	-0-	5	206	-0-	-0-	-0-	-0-	211
Employee and non-employee restricted stock	-0-	-0-	4,621	-0-	-0-	-0-	-0-	4,621
Share-based compensation	-0-	-0-	3,230	-0-	-0-	-0-	-0-	3,230
Restricted shares withheld for taxes	-0-	(19)	(887)	-0-	-0-	-0-	-0-	(906)
Tax benefit of stock options exercised	-0-	-0-	694	-0-	-0-	-0-	-0-	694
Conversion of Series 3 preferred stock	(533)	11	522	-0-	-0-	-0-	-0-	-0-
Conversion of Series 4 preferred stock	(561)	9	552	-0-	-0-	-0-	-0-	-0-
Gain on foreign currency forward contracts (net of tax of $0.0 million)	-0-	-0-	-0-	-0-	37	-0-	37	37
Pension liability adjustment (net of tax of $2.7 million)	-0-	-0-	-0-	-0-	4,131	-0-	4,131	4,131
Postretirement liability adjustment (net of tax of $0.4 million)	-0-	-0-	-0-	-0-	644	-0-	644	644
Foreign currency translation adjustment	-0-	-0-	-0-	-0-	505	-0-	505	505
Other	(170)	16	184	-0-	-0-	-0-	-0-	30
Comprehensive income							$ 12,202	
Balance February 2, 2008	**$ 5,338**	**$ 23,285**	**$ 117,629**	**$ 309,030**	**$ (16,010)**	**$(17,857)**		**$ 421,415**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

NATURE OF OPERATIONS

The Company's businesses include the design or sourcing, marketing and distribution of footwear, principally under the Johnston & Murphy and Dockers brands and the operation at February 2, 2008 of 2,175 Journeys, Journeys Kidz, Shi by Journeys, Johnston & Murphy, Underground Station, Jarman, Hat World, Lids, Hat Shack, Hat Zone, Head Quarters, Cap Connection and Lids Kids retail footwear and headwear stores.

PRINCIPLES OF CONSOLIDATION

All subsidiaries are consolidated in the consolidated financial statements. All significant intercompany transactions and accounts have been eliminated.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to January 31. As a result, Fiscal 2008 was a 52-week year with 364 days, Fiscal 2007 was a 53-week year with 371 days and Fiscal 2006 was a 52-week year with 364 days. Fiscal 2008 ended on February 2, 2008, Fiscal 2007 ended on February 3, 2007 and Fiscal 2006 ended on January 28, 2006.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant areas requiring management estimates or judgments include the following key financial areas:

INVENTORY VALUATION

The Company values its inventories at the lower of cost or market.

In its wholesale operations, cost is determined using the first-in, first-out ("FIFO") method. Market is determined using a system of analysis which evaluates inventory at the stock number level based on factors such as inventory turn, average selling price, inventory level, and selling prices reflected in future orders. The Company provides reserves when the inventory has not been marked down to market based on current selling prices or when the inventory is not turning and is not expected to turn at levels satisfactory to the Company.

In its retail operations, other than the Hat World segment, the Company employs the retail inventory method, applying average cost-to-retail ratios to the retail value of inventories. Under the retail inventory method, valuing inventory at the lower of cost or market is achieved as markdowns are taken or accrued as a reduction of the retail value of inventories.

Inherent in the retail inventory method are subjective judgments and estimates, including merchandise mark-on, markups, markdowns, and shrinkage. These judgments and estimates, coupled with the fact that the retail inventory method is an averaging process, could produce a range of cost figures. To reduce the risk of inaccuracy and to ensure consistent presentation, the Company employs the retail inventory method in multiple subclasses of inventory with similar gross margins, and analyzes markdown requirements at the stock number level based on factors such as inventory turn, average selling price, and inventory age. In addition, the Company accrues markdowns as necessary. These additional markdown accruals reflect all of the above factors as well as current agreements to return products to vendors and vendor agreements to provide markdown support. In addition to markdown provisions, the Company maintains provisions for shrinkage and damaged goods based on historical rates.

The Hat World segment employs the moving average cost method for valuing inventories and applies freight using an allocation method. The Company provides a valuation allowance for slow-moving inventory based on negative margins and estimated shrink based on historical experience and specific analysis, where appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies continued

Inherent in the analysis of both wholesale and retail inventory valuation are subjective judgments about current market conditions, fashion trends, and overall economic conditions. Failure to make appropriate conclusions regarding these factors may result in an overstatement or understatement of inventory value.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically assesses the realizability of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement or understatement of the value of long-lived assets (see Note 3).

ENVIRONMENTAL AND OTHER CONTINGENCIES

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 14. The Company has made provisions for certain of these contingencies, including approximately $2.9 million reflected in Fiscal 2008, $1.1 million reflected in Fiscal 2007 and $0.8 million reflected in Fiscal 2006. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a best estimate of probable loss connected to the proceeding, or in cases in which no best estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves will be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

REVENUE RECOGNITION

Retail sales are recorded at the point of sale and are net of estimated returns and exclude sales taxes. Catalog and internet sales are recorded at time of delivery to the customer and are net of estimated returns. Wholesale revenue is recorded net of estimated returns and allowances for markdowns, damages and miscellaneous claims when the related goods have been shipped and legal title has passed to the customer. Shipping and handling costs charged to customers are included in net sales. Estimated returns are based on historical returns and claims. Actual amounts of markdowns have not differed materially from estimates. Actual returns and claims in any future period may differ from historical experience.

INCOME TAXES

As part of the process of preparing Consolidated Financial Statements, the Company is required to estimate its income taxes in each of the tax jurisdictions in which it operates. This process involves estimating actual current tax obligations together with assessing temporary differences resulting from differing treatment of certain items for tax and accounting purposes, such as depreciation of property and equipment and valuation of inventories. These temporary differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if adequate taxable income is not generated in future periods. To the extent the Company believes that recovery of an asset is at risk, valuation allowances are established. To the extent valuation allowances are established or increase the allowances in a period, the Company includes an expense within the tax provision in the Consolidated Statements of Operations.

Note 1: Summary of Significant Accounting Policies continued

Income tax reserves are determined using the methodology established by FIN 48. FIN 48, which was adopted by the Company as of February 4, 2007, requires companies to assess each income tax position taken using a two step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If the Company's determinations and estimates prove to be inaccurate, the resulting adjustments could be material to its future financial results. See Note 9 for additional information regarding income taxes.

POSTRETIREMENT BENEFITS PLAN ACCOUNTING

Substantially all full-time employees (except employees in the Hat World segment), who also had 1,000 hours of service in Calendar 2004, are covered by a defined benefit pension plan. The Company froze the defined benefit pension plan effective January 1, 2005. The Company also provides certain former employees with limited medical and life insurance benefits. The Company funds at least the minimum amount required by the Employee Retirement Income Security Act.

In September 2006, the FASB issued SFAS No. 158 which requires companies to recognize the overfunded or underfunded status of postretirement benefit plans as an asset or liability in its Consolidated Balance Sheets and to recognize changes in that funded status in accumulated other comprehensive loss, net of tax, in the year in which the changes occur. This statement did not change the accounting for plans required by SFAS No. 87, and it did not eliminate any of the expanded disclosures required by SFAS No. 132(R). On February 3, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. As a result of the adoption of SFAS No. 158, the Company recognized a $0.8 million (net of tax) cumulative adjustment in accumulated other comprehensive loss in shareholders' equity for Fiscal 2007 related to the Company's post-retirement medical and life insurance benefits. SFAS No. 158 also requires companies to measure the funded status of a plan as of the date of its fiscal year end. This requirement of SFAS No. 158 is not effective for the Company until Fiscal 2009. The Company does not believe the adoption of the measurement date will have a material impact on the Company's results of operations or financial position.

The Company accounts for the defined benefit pension plans using SFAS No. 87, as amended. As permitted under SFAS No. 87, pension expense is recognized on an accrual basis over employees' approximate service periods. The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate, as well as the recognition of actuarial gains and losses. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

SHARE-BASED COMPENSATION

The Company has share-based compensation plans covering certain members of management and non-employee directors. Pursuant to SFAS No. 123(R), adopted on the first day of Fiscal 2007, the Company recognizes compensation expense for share-based payments based on the fair value of the awards. For Fiscal 2008 and 2007, share-based compensation expense was $3.2 million and $4.1 million, respectively. For Fiscal 2008 and 2007, restricted stock expense was $4.6 million and $3.4 million, respectively. The benefits of tax deductions in excess of recognized compensation expense are reported as a financing cash flow.

The Company estimates the fair value of each option award on the date of grant using a Black-Scholes option pricing model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense, including expected stock price volatility. The Company bases expected volatility on historical term structures. The Company bases the risk free rate on an interest rate for a bond with a maturity commensurate with the expected term estimate. The Company estimates the expected term of stock options using historical exercise and employee termination experience. The Company does not currently pay a dividend on common stock. The fair value of employee restricted stock is determined based on the closing price of the Company's stock on the date of the grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies continued

In addition to the key assumptions used in the Black-Scholes model, the estimated forfeiture rate at the time of valuation (which is based on historical experience for similar options) is a critical assumption, as it reduces expense ratably over the vesting period. Shared-based compensation expense is recorded based on a 2% expected forfeiture rate and is adjusted annually for actual forfeitures. The Company reviews the expected forfeiture rate annually to determine if that percent is still reasonable based on historical experience. The Company believes its estimates are reasonable in the context of actual (historical) experience. See Note 12 for additional information regarding the Company's share-based compensation plans.

CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents at February 2, 2008 and February 3, 2007 are cash equivalents of $0.4 million and $0.9 million, respectively. Cash equivalents are highly-liquid financial instruments having an original maturity of three months or less. The majority of payments due from banks for customer credit card transactions process within 24–48 hours and are accordingly classified as cash and cash equivalents.

At February 2, 2008 and February 3, 2007 outstanding checks drawn on zero-balance accounts at certain domestic banks exceeded book cash balances at those banks by approximately $26.4 million and $15.8 million, respectively. These amounts are included in accounts payable.

CONCENTRATION OF CREDIT RISK AND ALLOWANCES ON ACCOUNTS RECEIVABLE

The Company's footwear wholesale businesses sell primarily to independent retailers and department stores across the United States. Receivables arising from these sales are not collateralized. Customer credit risk is affected by conditions or occurrences within the economy and the retail industry as well as by customer specific factors. One customer accounted for 14% and another customer accounted for 11% of the Company's trade receivables balance and no other customer accounted for more than 10% of the Company's trade receivables balance as of February 2, 2008.

The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information, as well as customer specific factors. The Company also establishes allowances for sales returns, customer deductions and co-op advertising based on specific circumstances, historical trends and projected probable outcomes.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated or amortized over the estimated useful life of related assets. Depreciation and amortization expense are computed principally by the straight-line method over the following estimated useful lives:

BUILDINGS AND BUILDING EQUIPMENT	20–45 YEARS
COMPUTER HARDWARE, SOFTWARE AND EQUIPMENT	3–10 YEARS
FURNITURE AND FIXTURES	10 YEARS

LEASES

Leasehold improvements and properties under capital leases are amortized on the straight-line method over the shorter of their useful lives or their related lease terms and the charge to earnings is included in selling and administrative expenses in the Consolidated Statements of Earnings.

Certain leases include rent increases during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the term of the lease (which includes any rent holidays and the pre-opening period of construction, renovation, fixturing and merchandise placement) and records the difference between the amounts charged to operations and amounts paid as a rent liability.

Note 1: Summary of Significant Accounting Policies continued

The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are amortized as a reduction of rent expense over the initial lease term.

GOODWILL AND OTHER INTANGIBLES

Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142"), goodwill and intangible assets with indefinite lives are not amortized, but are tested at least annually for impairment. SFAS No. 142 also requires that intangible assets with finite lives be amortized over their respective lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

Intangible assets of the Company with indefinite lives are primarily goodwill and identifiable trademarks acquired in connection with the acquisition of Hat World Corporation on April 1, 2004 and Hat Shack, Inc. on January 11, 2007. The Consolidated Balance Sheets include goodwill for the Hat World Group of $107.6 million and $107.7 million at February 2, 2008 and February 3, 2007, respectively. The Company tests for impairment of intangible assets with an indefinite life, at a minimum on an annual basis, relying on a number of factors including operating results, business plans and projected future cash flows. The impairment test for identifiable assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount.

Identifiable intangible assets of the Company with finite lives are primarily in-place leases and customer lists. They are subject to amortization based upon their estimated useful lives. Finite-lived intangible assets are evaluated for impairment using a process similar to that used to evaluate other definite-lived long-lived assets, a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments at February 2, 2008 and February 3, 2007 are:

FAIR VALUES

	2008		2007	
IN THOUSANDS	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Fixed Rate Long-Term Debt	$ 86,220	$115,489	$ 86,250	$ 163,634

Carrying amounts reported on the balance sheet for cash, cash equivalents, receivables, foreign currency hedges and accounts payable approximate fair value due to the short-term maturity of these instruments.

The fair value of the Company's long-term debt was based on dealer prices on the respective balance sheet dates.

COST OF SALES

For the Company's retail operations, the cost of sales includes actual product cost, the cost of transportation to the Company's warehouses from suppliers and the cost of transportation from the Company's warehouses to the stores. Additionally, the cost of its distribution facilities allocated to its retail operations is included in cost of sales.

For the Company's wholesale operations, the cost of sales includes the actual product cost and the cost of transportation to the Company's warehouses from suppliers.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses include all operating costs of the Company excluding (i) those related to the transportation of products from the supplier to the warehouse, (ii) for its retail operations, those related to the transportation of products from the warehouse to the store and (iii) costs of its distribution facilities which are allocated to its retail operations. Wholesale and unallocated retail costs of distribution are included in selling and administrative expenses in the amounts of $3.7 million, $4.4 million and $4.5 million for Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies continued

GIFT CARDS

The Company has a gift card program that began in calendar 1999 for its Hat World operations and calendar 2000 for its footwear operations. The gift cards issued to date do not expire. As such, the Company recognizes income when: (i) the gift card is redeemed by the customer; or (ii) the likelihood of the gift card being redeemed by the customer for the purchase of goods in the future is remote and there are no related escheat laws (referred to as "breakage"). The gift card breakage rate is based upon historical redemption patterns and income is recognized for unredeemed gift cards in proportion to those historical redemption patterns.

The Company recognized income of $0.6 million in the fourth quarter of Fiscal 2007 due to the Company's belief that it had sufficient historical information to support the recognition of gift card breakage after a review of state escheat laws in which it operates. This initial recognition of gift card breakage was included as a reduction in restructuring and other, net on the Consolidated Statements of Earnings. Effective February 4, 2007, gift card breakage is recognized in revenues each period. Gift card breakage recognized as revenue in Fiscal 2008 was $0.3 million. The Consolidated Balance Sheets include an accrued liability for gift cards of $7.5 million and $6.3 million at February 2, 2008 and February 3, 2007, respectively.

BUYING, MERCHANDISING AND OCCUPANCY COSTS

The Company records buying, merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin.

SHIPPING AND HANDLING COSTS

Shipping and handling costs related to inventory purchased from suppliers is included in the cost of inventory and is charged to cost of sales in the period that the inventory is sold. All other shipping and handling costs are charged to cost of sales in the period incurred except for wholesale and unallocated retail costs of distribution, which are included in selling and administrative expenses.

PREOPENING COSTS

Costs associated with the opening of new stores are expensed as incurred, and are included in selling and administrative expenses on the accompanying Consolidated Statements of Earnings.

STORE CLOSINGS AND EXIT COSTS

From time to time, the Company makes strategic decisions to close stores or exit locations or activities. If stores or operating activities to be closed or exited constitute components, as defined by SFAS No. 144, and will not result in a migration of customers and cash flows, these closures will be considered discontinued operations when the related assets meet the criteria to be classified as held for sale, or at the cease-use date, whichever occurs first. The results of operations of discontinued operations are presented retroactively, net of tax, as a separate component on the Consolidated Statements of Earnings, if material individually or cumulatively. To date, no store closings meeting the discontinued operations criteria have been material individually or cumulatively.

Assets related to planned store closures or other exit activities are reflected as assets held for sale and recorded at the lower of carrying value or fair value less costs to sell when the required criteria, as defined by SFAS No. 144, are satisfied. Depreciation ceases on the date that the held for sale criteria are met.

Assets related to planned store closures or other exit activities that do not meet the criteria to be classified as held for sale are evaluated for impairment in accordance with the Company's normal impairment policy, but with consideration given to revised estimates of future cash flows. In any event, the remaining depreciable useful lives are evaluated and adjusted as necessary.

Exit costs related to anticipated lease termination costs, severance benefits and other expected charges are accrued for and recognized in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies continued

ADVERTISING COSTS

Advertising costs are predominantly expensed as incurred. Advertising costs were $33.7 million, $31.1 million and $29.1 million for Fiscal 2008, 2007 and 2006, respectively. Direct response advertising costs for catalogs are capitalized in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 93-7, "Reporting on Advertising Costs." Such costs are amortized over the estimated future revenues realized from such advertising, not to exceed six months. The Consolidated Balance Sheets include prepaid assets for direct response advertising costs of $1.4 million and $1.1 million at February 2, 2008 and February 3, 2007, respectively.

CONSIDERATION TO RESELLERS

The Company does not have any written buy-down programs with retailers, but the Company has provided certain retailers with markdown allowances for obsolete and slow moving products that are in the retailer's inventory. The Company estimates these allowances and provides for them as reductions to revenues at the time revenues are recorded. Markdowns are negotiated with retailers and changes are made to the estimates as agreements are reached. Actual amounts for markdowns have not differed materially from estimates.

COOPERATIVE ADVERTISING

Cooperative advertising funds are made available to all of the Company's wholesale customers. In order for retailers to receive reimbursement under such programs, the retailer must meet specified advertising guidelines and provide appropriate documentation of expenses to be reimbursed. The Company's cooperative advertising agreements require that wholesale customers present documentation or other evidence of specific advertisements or display materials used for the Company's products by submitting the actual print advertisements presented in catalogs, newspaper inserts or other advertising circulars, or by permitting physical inspection of displays. Additionally, the Company's cooperative advertising agreements require that the amount of reimbursement requested for such advertising or materials be supported by invoices or other evidence of the actual costs incurred by the retailer. The Company accounts for these cooperative advertising costs as selling and administrative expenses, in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

Cooperative advertising costs recognized in selling and administrative expenses were $3.3 million, $2.7 million and $2.2 million for Fiscal 2008, 2007 and 2006, respectively. During Fiscal 2008, 2007 and 2006, the Company's cooperative advertising reimbursements paid did not exceed the fair value of the benefits received under those agreements.

VENDOR ALLOWANCES

From time to time, the Company negotiates allowances from its vendors for markdowns taken or expected to be taken. These markdowns are typically negotiated on specific merchandise and for specific amounts. These specific allowances are recognized as a reduction in cost of sales in the period in which the markdowns are taken. Markdown allowances not attached to specific inventory on hand or already sold are applied to concurrent or future purchases from each respective vendor.

The Company receives support from some of its vendors in the form of reimbursements for cooperative advertising and catalog costs for the launch and promotion of certain products. The reimbursements are agreed upon with vendors and represent specific, incremental, identifiable costs incurred by the Company in selling the vendor's products. Such costs and the related reimbursements are accumulated and monitored on an individual vendor basis, pursuant to the respective cooperative advertising agreements with vendors. Such cooperative advertising reimbursements are recorded as a reduction of selling and administrative expenses in the same period in which the associated expense is incurred. If the amount of cash consideration received exceeds the costs being reimbursed, such excess amount would be recorded as a reduction of cost of sales.

Vendor reimbursements of cooperative advertising costs recognized as a reduction of selling and administrative expenses were $4.3 million, $3.9 million and $3.6 million for Fiscal 2008, 2007 and 2006, respectively. During Fiscal 2008, 2007 and 2006, the Company's cooperative advertising reimbursements received were not in excess of the costs reimbursed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies continued

ENVIRONMENTAL COSTS

Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated and are evaluated independently of any future claims for recovery. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

EARNINGS PER COMMON SHARE

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities to issue common stock were exercised or converted to common stock (see Note 11).

OTHER COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income," requires, among other things, the Company's pension liability adjustment, postretirement liability adjustment, unrealized gains or losses on foreign currency forward contracts and foreign currency translation adjustments to be included in other comprehensive income net of tax. Accumulated other comprehensive loss at February 2, 2008 consisted of $16.7 million of cumulative pension liability adjustments, net of tax and a $0.2 million cumulative postretirement liability adjustment, net of tax, offset by cumulative net gains of $0.3 million on foreign currency forward contracts, net of tax, and a foreign currency translation adjustment of $0.6 million.

BUSINESS SEGMENTS

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that companies disclose "operating segments" based on the way management disaggregates the Company's operations for making internal operating decisions (see Note 15).

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133," SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," (collectively "SFAS No. 133") require an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a fair value hedge or a cash flow hedge. The accounting for changes in the fair value of a derivative are recorded each period in current earnings or in other comprehensive income depending on the intended use of the derivative and the resulting designation.

NEW ACCOUNTING PRINCIPLES

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. In December 2007, the FASB issued proposed FASB Staff Position No. FAS 157-b, "Effective Date of FASB Statement No. 157" (the "proposed FSP"). The proposed FSP would amend SFAS No. 157, to delay the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). The proposed FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 (Fiscal 2010 for the Company), and interim periods within those fiscal years for items within the scope of the proposed FSP. The Company is subject to the remaining provisions of SFAS No. 157 beginning February 3, 2008. The Company does not believe the adoption of SFAS No. 157 will have a material impact on the Company's results of operations or financial position.

Note 1: Summary of Significant Accounting Policies continued

In February 2007, the FASB issued SFAS No. 159. SFAS No. 159 allows companies to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (Fiscal 2009 for the Company). The Company does not believe that the adoption of SFAS No. 159 will have a material impact on the Company's results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008 (Fiscal 2010 for the Company). The Company expects the adoption will have an impact on the Consolidated Financial Statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of any acquisitions consummated after the effective date. The Company will assess the impact of this standard on the Consolidated Financial Statements if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements–An Amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the Consolidated Financial Statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net earnings on the face of the Statements of Earnings. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (Fiscal 2010 for the Company). Earlier adoption is prohibited. The Company does not believe that the adoption of SFAS No. 160 will have a material impact on the Company's results of operations or financial position.

Note 2: Acquisitions

HAT SHACK ACQUISITION

On January 11, 2007, Hat World acquired 100% of the outstanding stock of Hat Shack, Inc., which operated 49 Hat Shack retail headwear stores located primarily in the southeastern United States, for a purchase price of $16.6 million plus debt assumed of $2.2 million funded from cash on hand. The Company allocated $11.4 million of the purchase price to goodwill and $3.7 million to tradenames. The goodwill related to the Hat Shack acquisition is not deductible for tax purposes.

HAT WORLD ACQUISITION

The trademarks acquired include the concept names and are deemed to have an indefinite life. Finite-lived intangibles include a $0.3 million customer list and an $8.6 million asset to reflect the adjustment of acquired leases to market. The weighted average amortization period for the asset to adjust acquired leases to market is 4.2 years. The amortization of intangibles was $1.3 million, $1.8 million and $2.3 million for Fiscal 2008, 2007 and 2006, respectively. The amortization of intangibles for Fiscal 2009, 2010, 2011, 2012 and 2013 will be $0.7 million, $0.4 million, $0.2 million, $0.1 million and $0.1 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3: Restructuring and Other Charges and Discontinued Operations

RESTRUCTURING AND OTHER CHARGES

In accordance with Company policy, assets are determined to be impaired when the revised estimated future cash flows are insufficient to recover the carrying costs. Impairment charges represent the excess of the carrying value over the fair value of those assets.

Asset impairment charges are reflected as a reduction of the net carrying value of property and equipment, and in restructuring and other, net in the accompanying Consolidated Statements of Earnings.

The Company recorded a total pretax charge to earnings of $10.6 million ($6.4 million net of tax) in Fiscal 2008. The charge reflected in restructuring and other, net included $8.7 million of charges for retail store asset impairments and $1.5 million for lease terminations, offset by $0.5 million in excise tax refunds and an antitrust settlement. The asset impairments reflected deterioration in the urban market as well as underperforming stores in some of the Company's other markets. Also included in the charge was $0.9 million in excess markdowns related to the Underground Station Group store lease terminations which is reflected in cost of sales on the Consolidated Statements of Earnings.

The Company recorded a pretax charge to earnings of $1.1 million ($0.7 million net of tax) in Fiscal 2007. The charge included $2.2 million of charges for asset impairments and the early termination of a license agreement offset by $1.1 million of gift card related income and a favorable litigation settlement.

The Company recorded a pretax charge to earnings of $2.3 million ($1.4 million net of tax) in Fiscal 2006. The charge included $1.7 million for the settlement of a California employment class action and $0.6 million for retail store asset impairments and lease terminations of 13 Jarman stores pursuant to the plan announced by the Company in Fiscal 2004 to close or convert into other retail concepts all remaining Jarman stores.

DISCONTINUED OPERATIONS

For the year ended February 2, 2008, the Company recorded an additional charge to earnings of $2.6 million ($1.6 million net of tax) reflected in discontinued operations, including $2.9 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.3 million gain for excess provisions to prior discontinued operations (see Note 14).

For the year ended February 3, 2007, the Company recorded an additional charge to earnings of $1.0 million ($0.6 million net of tax) reflected in discontinued operations, including $1.1 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.1 million gain for excess provisions to prior discontinued operations (see Note 14).

For the year ended January 28, 2006, the Company recorded a credit to earnings of $0.1 million ($0.1 million net of tax) reflected in discontinued operations, including a $0.9 million gain for excess provisions to prior discontinued operations offset by $0.8 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company (see Note 14).

Accrued Provision for Discontinued Operations

IN THOUSANDS	FACILITY SHUTDOWN COSTS	OTHER	TOTAL
Balance January 28, 2006	$ 5,710	$ 3	$ 5,713
Additional provision Fiscal 2007	988	-0-	988
Charges and adjustments, net	(633)	(3)	(636)
Balance February 3, 2007	6,065	-0-	6,065
Additional provision Fiscal 2008	2,633	-0-	2,633
Charges and adjustments, net	(1,204)	-0-	(1,204)
Balance February 2, 2008*	7,494	-0-	7,494
Current provision for discontinued operations	5,786	-0-	5,786
Total Noncurrent Provision for Discontinued Operations	**$ 1,708**	**$ -0-**	**$ 1,708**

*Includes a $7.8 million environmental provision, including $5.7 million in current provision, for discontinued operations.

Note 4: Inventories

Inventories

IN THOUSANDS	FEBRUARY 2, 2008	FEBRUARY 3, 2007
Raw materials	$ 204	$ 212
Wholesale finished goods	31,081	29,272
Retail merchandise	269,263	231,553
Total Inventories	**$ 300,548**	$ 261,037

Note 5: Derivative Instruments and Hedging Activities

In order to reduce exposure to foreign currency exchange rate fluctuations in connection with inventory purchase commitments for its Johnston & Murphy Group (primarily the Euro), the Company enters into foreign currency forward exchange contracts with a maximum hedging period of twelve months. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged. The settlement terms of the forward contracts correspond with the payment terms for the merchandise inventories. As a result, there is no hedge ineffectiveness to be reflected in earnings. The notional amount of such contracts outstanding at February 2, 2008 and February 3, 2007 was $2.5 million and $8.0 million, respectively. Forward exchange contracts have an average remaining term of approximately three months. The gain based on spot rates under these contracts at February 2, 2008 was $41,000 and the loss based on spot rates under these contracts at February 3, 2007 was $4,000. For the year ended February 2, 2008, the Company recorded an unrealized gain on foreign currency forward contracts of $0.1 million in accumulated other comprehensive loss, before taxes. The Company monitors the credit quality of the major national and regional financial institutions with which it enters into such contracts.

The Company estimates that the majority of net hedging gains related to forward exchange contracts will be reclassified from accumulated other comprehensive loss into earnings through lower cost of sales over the succeeding year.

Note 6: Long-Term Debt

IN THOUSANDS	2008	2007
4 1/8% convertible subordinated debentures due June 2023	**$ 86,220**	$ 86,250
Revolver borrowings	**69,000**	23,000
Total long-term debt	**155,220**	109,250
Current portion	**-0-**	-0-
Total Noncurrent Portion of Long-Term Debt	**$155,220**	$ 109,250

Long-term debt maturing during each of the next five years ending January is as follows: 2009 - $-0-; 2010 - $-0-; 2011 - $-0-; 2012 - $69,000,000, 2013 - $-0-; and thereafter - $86,220,000.

CREDIT FACILITY:

On December 1, 2006, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") by and among the Company, certain subsidiaries of the Company party thereto, as other borrowers, the lenders party thereto and Bank of America, N.A., as administrative agent. The Credit Facility replaced the Company's $105.0 million revolving credit facility.

Deferred financing costs incurred of $1.2 million related to the Credit Facility were capitalized and are being amortized over four years. These costs are included in other non-current assets on the Consolidated Balance Sheets.

The Company had $69.0 million of revolver borrowings outstanding under the Credit Facility at February 2, 2008. The Company had outstanding letters of credit of $9.1 million under the facility at February 2, 2008. These letters of credit support product purchases and lease and insurance indemnifications.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6: Long-Term Debt continued

The material terms of the Credit Facility are as follows:

AVAILABILITY

The Credit Facility is a revolving credit facility in the aggregate principal amount of $200.0 million, with a $20.0 million swingline loan sublimit and a $70.0 million sublimit for the issuance of standby letters of credit, and has a five-year term. Any swingline loans and letters of credit will reduce the availability under the Credit Facility on a dollar-for-dollar basis. In addition, the Company has an option to increase the availability under the Credit Facility by up to $100.0 million (in increments no less than $25.0 million) subject to, among other things, the receipt of commitments for the increased amount. The aggregate amount of the loans made and letters of credit issued under the Restated Credit Agreement shall at no time exceed the lesser of the facility amount ($200.0 million or, if increased at the Company's option, up to $300.0 million) or the "Borrowing Base", which generally is based on 85% of eligible inventory plus 85% of eligible accounts receivable less applicable reserves.

COLLATERAL

The loans and other obligations under the Credit Facility are secured by substantially all of the presently owned and hereafter acquired non-real estate assets of the Company and certain subsidiaries of the Company.

INTEREST AND FEES

The Company's borrowings under the Credit Facility bear interest at varying rates that, at the Company's option, can be based on either:

- a base rate generally defined as the sum of the prime rate of Bank of America, N.A. and an applicable margin.
- a LIBO rate generally defined as the sum of LIBOR (as quoted on the British Banking Association Telerate Page 3750) and an applicable margin.

The initial applicable margin for base rate loans is 0.00%, and the initial applicable margin for LIBOR loans is 1.00%. Thereafter, the applicable margin will be subject to adjustment based on "Excess Availability" for the prior quarter. The term "Excess Availability" means, as of any given date, the excess (if any) of the Borrowing Base over the outstanding credit extensions under the Credit Facility.

Interest on the Company's borrowings is payable monthly in arrears for base rate loans and at the end of each interest rate period (but not less often than quarterly) for LIBOR loans.

The Company is also required to pay a commitment fee on the difference between committed amounts and the aggregate amount (including the aggregate amount of letters of credit) of the credit extensions outstanding under the Credit Facility, which initially is 0.25% per annum, subject to adjustment in the same manner as the applicable margins for interest rates.

CERTAIN COVENANTS

The Company is not required to comply with any financial covenants unless Adjusted Excess Availability is less than 10% of the total commitments under the Credit Facility (currently $20.0 million). The term "Adjusted Excess Availability" means, as of any given date, the excess (if any) of (a) the lesser of the total commitments under the Credit Facility and the Borrowing Base over (b) the outstanding credit extensions under the Credit Facility. If and during such time as Adjusted Excess Availability is less than such amount, the Credit Facility requires the Company to meet a minimum fixed charge coverage ratio (EBITDA less capital expenditures less cash taxes divided by cash interest expense and scheduled payments of principal indebtedness) of 1.00 to 1.00. Because adjusted excess availability exceeded $20.0 million, the Company was not required to comply with this financial covenant at February 2, 2008.

In addition, the Credit Facility contains certain covenants that, among other things, restrict additional indebtedness, liens and encumbrances, loans and investments, acquisitions, dividends and other restricted payments, transactions with affiliates, asset dispositions, mergers and consolidations, prepayments or material amendments of other indebtedness and other matters customarily restricted in such agreements.

Note 6: Long-Term Debt continued

CASH DOMINION

The Credit Facility also contains cash dominion provisions that apply in the event that the Company's Adjusted Excess Availability fails to meet certain thresholds or there is an event of default under the Credit Facility.

EVENTS OF DEFAULT

The Credit Facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other material indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts and change in control.

Certain of the lenders under the Credit Facility or their affiliates have provided, and may in the future provide, certain commercial banking, financial advisory, and investment banking services in the ordinary course of business for the Company, its subsidiaries and certain of its affiliates, for which they receive customary fees and commissions.

4 1/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023:

On June 24, 2003 and June 26, 2003, the Company issued a total of $86.3 million of 4 1/8% Convertible Subordinated Debentures (the "Debentures") due June 15, 2023. The Debentures are convertible at the option of the holders into shares of the Company's common stock, par value $1.00 per share, if: (1) the price of its common stock issuable upon conversion of a Debenture reaches 120% or more of the initial conversion price ($26.54 or more) for 10 of the last 30 trading days of the immediately preceding fiscal quarter, (2) specified corporate transactions occur or (3) the trading price for the Debentures falls below certain thresholds. As of January 31, 2005, the debentures became convertible into shares of common stock at the option of the holders. The Company's common stock closed at or above $26.54 for at least 10 of the last 30 trading days of the fourth quarter of Fiscal 2005. Therefore, the contingency was satisfied. Upon conversion, the Company will have the right to deliver, in lieu of its common stock, cash or a combination of cash and shares of its common stock. Subject to the above conditions, each $1,000 principal amount of Debentures is convertible into 45.2080 shares (equivalent to an initial conversion price of $22.12 per share of common stock) subject to adjustment. There were $30,000 of debentures converted to 1,356 shares of common stock during Fiscal 2008.

The Company pays cash interest on the debentures at an annual rate of 4.125% of the principal amount at issuance, payable on June 15 and December 15 of each year, commencing on December 15, 2003. The Company will pay contingent interest (in the amounts set forth in the Debentures) to holders of the Debentures during any six-month period from and including an interest payment date to, but excluding, the next interest payment date, commencing with the six-month period ending December 15, 2008, if the average trading price of the Debentures for the five consecutive trading day measurement period immediately preceding the applicable six-month period equals 120% or more of the principal amount of the Debentures.

The Company may redeem some or all of the Debentures for cash at any time on or after June 20, 2008 at 100% of their principal amount, plus accrued and unpaid interest, contingent interest and liquidated damages, if any.

Each holder of the Debentures may require the Company to purchase all or a portion of the holder's Debentures on June 15, 2010, 2013 or 2018, at a price equal to the principal amount of the Debentures to be purchased, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, to the purchase date. Each holder may also require the Company to repurchase all or a portion of such holder's Debentures upon the occurrence of a change of control (as defined in the Debentures). The Company may choose to pay the change of control purchase price in cash or shares of its common stock or a combination of cash and shares.

Deferred financing costs of $2.9 million relating to the issuance were capitalized and are being amortized over seven years and are included in other non-current assets on the Consolidated Balance Sheets.

The indenture pursuant to which the Debentures were issued does not restrict the incurrence of senior debt by the Company or other indebtedness or liabilities by the Company or any of its subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7: Commitments Under Long-Term Leases

OPERATING LEASES

The Company leases its office space and all of its retail store locations and transportation equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through 2023. The store leases typically have initial terms of between 5 and 10 years. Generally, most of the leases require the Company to pay taxes, insurance, maintenance costs and contingent rentals based on sales. Approximately 3% of the Company's leases contain renewal options.

Rental expense under operating leases of continuing operations was:

IN THOUSANDS	2008	2007	2006
Minimum rentals	**$ 145,763**	$ 126,833	$ 110,028
Contingent rentals	**4,221**	5,320	4,668
Sublease rentals	**(806)**	(744)	(768)
Total Rental Expense	**$ 149,178**	$ 131,409	$ 113,928

Minimum rental commitments payable in future years are:

FISCAL YEARS	IN THOUSANDS
2009	$ 159,004
2010	155,317
2011	144,319
2012	130,019
2013	117,705
Later years	385,984
Total Minimum Rental Commitments	$ 1,092,348

For leases that contain predetermined fixed escalations of the minimum rentals, the related rental expense is recognized on a straight-line basis and the cumulative expense recognized on the straight-line basis in excess of the cumulative payments is included in deferred rent and other long-term liabilities on the Consolidated Balance Sheets. The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are amortized as a reduction of rent expense over the initial lease term. Tenant allowances of $25.5 million and $23.7 million for Fiscal 2008 and 2007, respectively, and deferred rent of $26.3 million and $22.3 million for Fiscal 2008 and 2007, respectively, are included in deferred rent and other long-term liabilities on the Consolidated Balance Sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8: Shareholders' Equity

NON-REDEEMABLE PREFERRED STOCK

Class (in order of preference)	Shares Authorized	Number of Shares 2008	2007	2006	Amounts in Thousands 2008	2007	2006	Common Convertible Ratio	No of Votes
Subordinated Serial Preferred (Cumulative)									
Aggregate	3,000,000**	-	-	-	-	-	-	N/A	N/A
$2.30 Series 1	64,368	**33,658**	36,045	36,295	**$1,346**	$1,442	$1,452	.83	1
$4.75 Series 3	40,449	**12,326**	17,660	17,660	**1,233**	1,766	1,766	2.11	2
$4.75 Series 4	53,764	**3,579**	9,184	9,184	**358**	918	918	1.52	1
Series 6	800,000	**-0-**	-0-	-0-	**-0-**	-0-	-0-		100
$1.50 Subordinated Cumulative Preferred	5,000,000	**30,017**	30,017	30,017	**900**	900	901		1
		79,580	92,906	93,156	**3,837**	5,026	5,037		
Employees' Subordinated Convertible Preferred	5,000,000	**54,825**	58,328	61,403	**1,645**	1,750	1,842	1.00***	1
Stated Value of Issued Shares					**5,482**	6,776	6,879		
Employees' Preferred Stock Purchase Accounts					**(144)**	(174)	(184)		
Total Non-Redeemable Preferred Stock					**$5,338**	$6,602	$6,695		

*In order of preference for liquidation and dividends.

**The Company's charter permits the board of directors to issue Subordinated Serial Preferred Stock in as many series, each with as many shares and such rights and preferences as the board may designate.

***Also convertible into one share of $1.50 Subordinated Cumulative Preferred Stock.

PREFERRED STOCK TRANSACTIONS

IN THOUSANDS	Non-Redeemable Preferred Stock	Non-Redeemable Employees' Preferred Stock	Preferred Stock Purchase Acounts	Total Non-Redeemable Preferred Stock
Balance January 29, 2005	$5,772	$1,891	$(189)	$7,474
Conversion of Series 4	(723)	-0-	-0-	(723)
Other	(12)	(49)	5	(56)
Balance January 28, 2006	5,037	1,842	(184)	6,695
Other	(11)	(92)	10	(93)
Balance February 3, 2007	5,026	1,750	(174)	6,602
Conversion of Series 3	(533)	-0-	-0-	(533)
Conversion of Series 4	(561)	-0-	-0-	(561)
Other	(95)	(105)	30	(170)
Balance February 2, 2008	**$3,837**	**$1,645**	**$(144)**	**$5,338**

SUBORDINATED SERIAL PREFERRED STOCK (CUMULATIVE):

Stated and redemption values for Series 1 are $40 per share and for Series 3 and 4 are each $100 per share plus accumulated dividends; liquidation value for Series 1 is $40 per share plus accumulated dividends and for Series 3 and 4 is $100 per share plus accumulated dividends.

The Company's shareholders' rights plan grants to common shareholders the right to purchase, at a specified exercise price, a fraction of a share of subordinated serial preferred stock, Series 6, in the event of an acquisition of, or an announced tender offer for, 15% or more of the Company's outstanding common stock. Upon any such event, each right also entitles the holder (other than the person making such acquisition or tender offer) to purchase, at the exercise price, shares of common stock having a market value of twice the exercise price. In the event the Company is acquired in a transaction in which the Company is not the surviving corporation, each right would entitle its holder to purchase,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8: Shareholders' Equity continued

at the exercise price, shares of the acquiring company having a market value of twice the exercise price. The rights expire in August 2010, are redeemable under certain circumstances for $.01 per right and are subject to exchange for one share of common stock or an equivalent amount of preferred stock at any time after the event which makes the rights exercisable and before a majority of the Company's common stock is acquired.

$1.50 SUBORDINATED CUMULATIVE PREFERRED STOCK:

Stated and liquidation values and redemption price are 88 times the average quarterly per share dividend paid on common stock for the previous eight quarters (if any), but in no event less than $30 per share plus accumulated dividends.

EMPLOYEES' SUBORDINATED CONVERTIBLE PREFERRED STOCK:

Stated and liquidation values are 88 times the average quarterly per share dividend paid on common stock for the previous eight quarters (if any), but in no event less than $30 per share.

COMMON STOCK:

Common stock - $1 par value. Authorized: 80,000,000 shares; issued: February 2, 2008 – 23,284,741 shares; February 3, 2007–23,230,458 shares. There were 488,464 shares held in treasury at February 2, 2008 and February 3, 2007. Each outstanding share is entitled to one vote. At February 2, 2008, common shares were reserved as follows: 114,244 shares for conversion of preferred stock; 1,491,813 shares for the 1996 Stock Incentive Plan; 970,969 shares for the 2005 Stock Incentive Plan; and 328,909 shares for the Genesco Employee Stock Purchase Plan.

For the year ended February 2, 2008, 32,751 shares of common stock were issued for the exercise of stock options at an average weighted market price of $17.83, for a total of $0.6 million; 3,547 shares of common stock were issued as restricted shares as part of the 2005 Equity Incentive Plan; 4,813 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $43.82, for a total of $0.2 million; 6,761 shares were issued to directors for no consideration; 19,397 shares were withheld for taxes on restricted stock vested in Fiscal 2008; 686 shares of restricted stock were forfeited in Fiscal 2008; and 26,494 shares were issued in miscellaneous conversions of Series 1, Series 3, Series 4, Employees' Subordinated Convertible Preferred Stock and Debentures. The 32,751 options exercised were all fixed stock options (see Note 12).

For the year ended February 3, 2007, 357,423 shares of common stock were issued for the exercise of stock options at an average weighted market price of $18.07, for a total of $6.5 million; 166,769 shares of common stock were issued as restricted shares as part of the 2005 Equity Incentive Plan; 9,787 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $32.75, for a total of $0.3 million; 19,422 shares were issued to directors for no consideration; 7,948 shares were withheld for taxes on restricted stock vested in Fiscal 2007; 4,011 shares of restricted stock were forfeited in Fiscal 2007; and 3,282 shares were issued in miscellaneous conversions of Series 1 and Employees' Subordinated Convertible Preferred Stock. The 357,423 options exercised were all fixed stock options (see Note 12). In addition, the Company repurchased and retired 1,062,400 shares of common stock at an average weighted market price of $30.20 for a total of $32.1 million.

For the year ended January 28, 2006, 547,350 shares of common stock were issued for the exercise of stock options at an average weighted market price of $16.16, for a total of $8.8 million; 228,594 shares of common stock were issued as restricted shares as part of the 2005 Equity Incentive Plan; 24,978 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $20.34, for a total of $0.5 million; 8,500 shares were issued to directors for no consideration; and 12,855 shares were issued in miscellaneous conversions of Series 1, Series 4 and Employees' Subordinated Convertible Preferred Stock. The 547,350 options exercised include 510,586 shares of fixed stock options and 36,764 shares of restricted stock (see Note 12).

RESTRICTIONS ON DIVIDENDS AND REDEMPTIONS OF CAPITAL STOCK:

The Company's charter provides that no dividends may be paid and no shares of capital stock acquired for value if there are dividend or redemption arrearages on any senior or equally ranked stock. Exchanges of subordinated serial preferred stock for common stock or other stock junior to such exchanged stock are permitted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8: Shareholders' Equity continued

The Company's Credit Facility prohibits the payment of dividends and other restricted payments unless after such dividend or restricted payment availability under the Credit Facility exceeds $50.0 million or if availability is between $30.0 million and $50.0 million, the Company's fixed charge coverage must be greater than 1.0 to 1.0. The Company's management does not believe its availability under the Credit Facility will fall below $50.0 million during Fiscal 2009.

The June 24 and June 26, 2003 indentures, under which the Company's 4 1/8% convertible subordinated debentures due 2023 were issued, does not restrict the payment of preferred stock dividends.

Dividends declared for Fiscal 2008 for the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and the Company's $1.50 Subordinated Cumulative Preferred Stock were $217,000 in the aggregate.

CHANGES IN THE SHARES OF THE COMPANY'S CAPITAL STOCK

	Common Stock	Non-Redeemable Preferred Stock	Employees' Preferred Stock
Issued at January 29, 2005	22,925,857	100,709	63,031
Exercise of options	547,350	-0-	-0-
Issue restricted stock	228,594	-0-	-0-
Issue shares–Employee Stock Purchase Plan	24,978	-0-	-0-
Conversion of Series 4 preferred stock	10,985	(7,228)	-0-
Other	10,370	(325)	(1,628)
Issued at January 28, 2006	23,748,134	93,156	61,403
Exercise of options	357,423	-0-	-0-
Issue restricted stock	166,769	-0-	-0-
Issue shares–Employee Stock Purchase Plan	9,787	-0-	-0-
Shares repurchased	(1,062,400)	-0-	-0-
Other	10,745	(250)	(3,075)
Issued at February 3, 2007	23,230,458	92,906	58,328
Exercise of options	32,751	-0-	-0-
Issue restricted stock	3,547	-0-	-0-
Issue shares–Employee Stock Purchase Plan	4,813	-0-	-0-
Conversion of Series 3 preferred stock	11,251	(5,334)	-0-
Conversion of Series 4 preferred stock	8,519	(5,605)	-0-
Other	(6,598)	(2,387)	(3,503)
Issued at February 2, 2008	23,284,741	79,580	54,825
Less shares repurchased and held in treasury	488,464	-0-	-0-
Outstanding at February 2, 2008	**22,796,277**	**79,580**	**54,825**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9: Income Taxes

In June 2006, the FASB issued FIN 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This Interpretation prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. FIN 48 is effective in fiscal years beginning after December 15, 2006.

Effective February 4, 2007, the Company adopted the provisions of FIN 48. As a result of the adoption of FIN 48, the Company recognized a $4.3 million increase in the liability for unrecognized tax benefits which, as required, was accounted for as a reduction to the February 4, 2007 balance of retained earnings.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the year.

IN THOUSANDS	2008
Unrecognized Tax Benefit – February 4, 2007	$ 8,175
Gross Decreases – Tax Positions in a Prior Period	(3,370)
Gross Increases – Tax Positions in a Current Period	414
Settlements	(247)
Lapse of Statutes of Limitations	(73)
Unrecognized Tax Benefit – February 2, 2008	**$ 4,899**

In addition, the following information required by FIN 48 is provided:

• Unrecognized tax benefits were approximately $4.9 million and $8.2 million as of February 2, 2008 and February 4, 2007, respectively. Included in the unrecognized tax benefit balance was $4.9 million of tax positions on both February 2, 2008 and February 4, 2007 which if recognized would impact the annual effective tax rate. The decrease in the unrecognized tax benefit balance from February 4, 2007 to February 2, 2008, was due to the resolution of a state audit and the IRS approving of the Company's filing of an application for change in accounting method. Upon approval, the Company reclassified approximately $3.4 million between unrecognized tax benefits and deferred taxes. The Company believes that it is reasonably possible that an increase of up to $0.4 million in unrecognized tax benefits related to state exposures may be necessary within the coming year. In addition, the Company believes that it is reasonably possible that approximately $0.3 million of its currently remaining unrecognized tax positions, each of which are individually insignificant, may be recognized by the end of Fiscal 2009 as a result of a lapse of the statute of limitations.

• The Company recognizes interest expense and penalties related to the above unrecognized tax benefits within income tax expense on the Consolidated Statements of Earnings. Related to the uncertain tax benefits noted above, the Company accrued interest and penalties of approximately $0.5 million and $4,000, respectively, during Fiscal 2008. The Company recognized a liability for accrued interest and penalities of $1.3 million and $0.7 million, respectively, as of February 2, 2008 included in deferred rent and other long-term liabilities on the Consolidated Balance Sheets.

• The Company and its subsidiaries file income tax returns in federal and in many state and local jurisdictions as well as foreign jurisdictions. With a few exceptions, the Company's U.S. federal and state and local income tax returns for tax years 2004 and beyond remain subject to examination. In addition, the Company has subsidiaries in various foreign jurisdictions that have statutes of limitation generally ranging from 3 to 6 years.

Note 9: Income Taxes continued

Income tax expense from continuing operations is comprised of the following:

IN THOUSANDS	2008	2007	2006
Current			
U.S. federal	**$ 30,625**	$ 41,455	$ 38,486
Foreign	**1,351**	1,110	231
State	**4,954**	6,435	6,192
Total Current Income Tax Expense	**36,930**	49,000	44,909
Deferred			
U.S. federal	**(10,732)**	(4,865)	(4,429)
Foreign	**(230)**	(116)	(57)
State	**(1,721)**	(1,148)	(579)
Total Deferred Income Tax Benefit	**(12,683)**	(6,129)	(5,065)
Total Income Tax Expense – Continuing Operations	**$ 24,247**	$ 42,871	$ 39,844

Discontinued operations were recorded net of income tax expense (benefit) of approximately ($1.0) million, ($0.4) million and $38,000 in Fiscal 2008, 2007 and 2006, respectively.

As a result of the exercise of stock options and vesting of restricted stock during Fiscal 2008, 2007 and 2006, the Company realized an additional income tax benefit of approximately $0.7 million, $2.4 million and $3.9 million, respectively. These tax benefits are reflected as an adjustment to either additional paid-in capital or deferred tax asset.

In addition, during Fiscal 2006, the Company also realized a federal income tax benefit of $0.7 million related to stock options exercised as a result of the Hat World acquisition. This benefit was accounted for as a decrease to current taxes payable and a reduction to goodwill.

Deferred tax assets and liabilities are comprised of the following:

IN THOUSANDS	FEBRUARY 2, 2008	FEBRUARY 3, 2007
Identified intangibles	**$ (20,575)**	$ (21,064)
Convertible bonds	**(7,854)**	(5,841)
Total deferred tax liabilities	**(28,429)**	(26,905)
Options	**1,568**	821
Deferred rent	**6,739**	7,656
Pensions	**1,078**	4,545
Expense accruals	**6,758**	6,409
Uniform capitalization costs	**4,006**	2,819
Book over tax depreciation	**14,296**	6,090
Provisions for discontinued operations and restructurings	**401**	636
Inventory valuation	**5,969**	2,114
Tax net operating loss and credit carryforwards	**1,446**	1,010
Allowances for bad debts and notes	**303**	198
Other	**7,208**	4,566
Deferred tax assets	**49,772**	36,864
Net Deferred Tax Assets	**$ 21,343**	$ 9,959

The deferred tax balances have been classified in the Consolidated Balance Sheets as follows:

	FEBRUARY 2, 2008	FEBRUARY 3, 2007
Net current asset	**$ 18,702**	$ 12,940
Net non-current asset*	**2,641**	(2,981)
Net Deferred Tax Assets	**$ 21,343**	$ 9,959

*Included in Deferred rent and other long-term liabilities on the Consolidated Balance Sheets for Fiscal 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9: Income Taxes continued

Reconciliation of the United States federal statutory rate to the Company's effective tax rate from continuing operations is as follows:

	2008	2007	2006
U.S. federal statutory rate of tax	**35.00%**	35.00%	35.00%
State taxes (net of federal tax benefit)	**6.05**	3.09	3.56
Transaction costs deductible in future periods	**29.74**	.00	.00
Other	**3.28**	.49	.32
Effective Tax Rate	**74.07%**	38.58%	38.88%

The provision for income taxes resulted in an effective tax rate for continuing operations of 74.1% for Fiscal 2008, compared with an effective tax rate of 38.6% for Fiscal 2007. The increase in the effective tax rate for Fiscal 2008 was primarily attributable to non-deductible expenses in Fiscal 2008 incurred in connection with the now terminated merger with The Finish Line and related litigation and the accounting for uncertain tax positions (FIN 48). See Notes 13 and 14 for additional information.

As of February 2, 2008 and February 3, 2007, the Company had a Federal net operating loss carryforward of $1.5 million for each period as a result of an acquisition. Internal Revenue Code Section 382 imposes limitations due to ownership changes.

As of February 2, 2008, February 3, 2007 and January 28, 2006, the Company had state net operating loss carryforwards of $5.8 million, $5.7 million and $6.4 million, respectively, expiring in tax years 2010 through 2027.

As of February 2, 2008, February 3, 2007 and January 28, 2006, the Company had state tax credits of $0.0 million, $0.3 million and $0.3 million, respectively. These credits expire in tax years 2006 through 2021.

As of February 2, 2008 and February 3, 2007, the Company had foreign tax credits of $0.7 million and $0.2 million, respectively. These credits will expire in tax year 2017.

Management believes a valuation allowance is not necessary because it is more likely than not that the Company will ultimately utilize the entire loss carryforwards, credits and other deferred tax assets based on existing carryback ability and expectations as to future taxable income in the jurisdictions in which it operates.

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans

DEFINED BENEFIT PENSION PLANS

The Company sponsored a non-contributory, defined benefit pension plan. As of January 1, 1996, the Company amended the plan to change the pension benefit formula to a cash balance formula from the then existing benefit calculation based upon years of service and final average pay. The benefits accrued under the old formula were frozen as of December 31, 1995. Upon retirement, the participant will receive this accrued benefit payable as an annuity. In addition, the participant will receive as a lump sum (or annuity if desired) the amount credited to the participant's cash balance account under the new formula. Effective January 1, 2005, the Company froze the defined benefit cash balance plan which prevents any new entrants into the plan as of that date as well as effects the amounts credited to the participants' accounts as discussed below.

Under the cash balance formula, beginning January 1, 1996, the Company credited each participants' account annually with an amount equal to 4% of the participant's compensation plus 4% of the participant's compensation in excess of the Social Security taxable wage base. Beginning December 31, 1996 and annually thereafter, the account balance of each active participant was credited with 7% interest calculated on the sum of the balance as of the beginning of the plan year and 50% of the amounts credited to the account, other than interest, for the plan year. The account balance of each participant who was inactive would be credited with interest at the lesser of 7% or the 30 year Treasury rate. Under the frozen plan, each participants' cash balance plan account will be credited annually only with interest at the 30 year Treasury rate, not to exceed 7%, until the participant retires. The amount credited each year will be based on the rate at the end of the prior year.

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans continued

OTHER POSTRETIREMENT BENEFIT PLANS

The Company provides health care benefits for early retirees and life insurance benefits for certain retirees not covered by collective bargaining agreements. Under the health care plan, early retirees are eligible for limited benefits until age 65. Employees who meet certain requirements are eligible for life insurance benefits upon retirement. The Company accrues such benefits during the period in which the employee renders service.

OBLIGATIONS AND FUNDED STATUS

CHANGE IN BENEFIT OBLIGATION

	Pension Benefits		Other Benefits	
IN THOUSANDS	2008	2007	2008	2007
Benefit obligation at beginning of year	**$ 117,279**	$ 121,943	**$ 3,951**	$ 3,927
Service cost	**250**	250	**123**	216
Interest cost	**6,451**	6,423	**159**	200
Plan amendments	**-0-**	51	**-0-**	-0-
Plan participants' contributions	**-0-**	-0-	**144**	158
Benefits paid	**(8,792)**	(9,246)	**(339)**	(351)
Actuarial (gain) or loss	**(1,198)**	(2,142)	**(965)**	(199)
Benefit Obligation at End of Year	**$ 113,990**	$ 117,279	**$ 3,073**	$ 3,951

CHANGE IN PLAN ASSETS

	Pension Benefits		Other Benefits	
IN THOUSANDS	2008	2007	2008	2007
Fair value of plan assets at beginning of year	**$ 102,973**	$ 98,721	**$ -0-**	$ -0-
Actual gain on plan assets	**9,237**	9,498	**-0-**	-0-
Employer contributions	**4,000**	4,000	**195**	193
Plan participants' contributions	**-0-**	-0-	**144**	158
Benefits paid	**(8,792)**	(9,246)	**(339)**	(351)
Fair Value of Plan Assets at End of Year	**$ 107,418**	$ 102,973	**$ -0-**	$ -0-
Funded Status at End of Year	**$ 6,572**	$ 14,306	**$ 3,073**	$ 3,951

Amounts recognized in the Consolidated Balance Sheets consist of:

	Pension Benefits		Other Benefits	
IN THOUSANDS	2008	2007	2008	2007
Noncurrent assets	**$ -0-**	$ -0-	**$ -0-**	$ -0-
Current liabilities	**-0-**	-0-	**291**	280
Noncurrent liabilities	**6,572**	14,306	**2,782**	3,671
Net Amount Recognized	**$ 6,572**	$ 14,306	**$ 3,073**	$ 3,951

Amounts recognized in accumulated other comprehensive income consist of:

	Pension Benefits		Other Benefits	
IN THOUSANDS	2008	2007	2008	2007
Prior service cost	**$ 42**	$ 51	**$ -0-**	$ -0-
Net loss	**27,549**	34,377	**259**	1,317
Total Recognized in Accumulated Other Comprehensive (Income) Loss	**$ 27,591**	$ 34,428	**$ 259**	$ 1,317

PENSION BENEFITS

	December 31	
IN THOUSANDS	2007	2006
Projected benefit obligation	**$ 113,990**	$ 117,279
Accumulated benefit obligation	**113,990**	117,279
Fair value of plan assets	**107,418**	102,973

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans continued

COMPONENTS OF NET PERIODIC BENEFIT COST

NET PERIODIC BENEFIT COST

	Pension Benefits			Other Benefits		
IN THOUSANDS	2008	2007	2006	2008	2007	2006
Service cost	**$ 250**	$ 250	$ 250	**$ 123**	$ 216	$ 205
Interest cost	**6,451**	6,423	6,639	**159**	200	197
Expected return on plan assets	**(8,024)**	(7,779)	(7,702)	**-0-**	-0-	-0-
Amortization:						
Prior service cost	**8**	-0-	-0-	**-0-**	-0-	-0-
Losses	**4,418**	4,480	4,502	**93**	87	83
Net amortization	**4,426**	4,480	4,502	**93**	87	83
Net Periodic Benefit Cost	**$3,103**	$ 3,374	$ 3,689	**$375**	$ 503	$ 485

RECONCILIATION OF ACCUMULATED OTHER COMPREHENSIVE INCOME

	Pension Benefits	Other Benefits
IN THOUSANDS	2008	2008
Net gain	**$(2,411)**	**$ (93)**
Amortization of prior service cost (credit)	**(8)**	**-0-**
Amortization of net actuarial loss	**(4,418)**	**(965)**
Total Recognized in Other Comprehensive Income	**$(6,837)**	**$ (1,058)**
Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	**$(3,734)**	**$ (683)**

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $3.3 million and $8,000, respectively. The estimated net loss for the other postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $0.1 million.

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS

	Pension Benefits		Other Benefits	
	2008	2007	2008	2007
Discount rate	**5.875%**	5.75%	**5.875%**	5.75%
Rate of compensation increase	**NA**	NA	**-**	-
Measurement date	**12-31-2007**	12-31-2006	**2-2-2008**	2-3-2007

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET BENEFIT PERIODIC COSTS

	Pension Benefits			Other Benefits		
	2008	2007	2006	2008	2007	2006
Discount rate	**5.75%**	5.50%	5.75%	**5.75%**	5.50%	5.75%
Expected long-term rate of return on plan assets	**8.25%**	8.25%	8.25%	-	-	-
Rate of compensation increase	**NA**	NA	NA	-	-	-

The weighted average discount rate used to measure the benefit obligation for the pension plan increased from 5.75% to 5.875% from Fiscal 2007 to Fiscal 2008. The increase in the rate decreased the accumulated benefit obligation by $1.3 million and decreased the projected benefit obligation by $1.3 million. The weighted average discount rate used to measure the benefit obligation for the pension plan increased from 5.50% to 5.75% from Fiscal 2006 to Fiscal 2007. The increase in the rate decreased the accumulated benefit obligation by $3.1 million and decreased the projected benefit obligation by $3.1 million.

To develop the expected long-term rate of return on assets assumption, the Company considered historical asset returns, the current asset allocation and future expectations. Considering this information, the Company selected an 8.25% long-term rate of return on assets assumption.

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans continued

ASSUMED HEALTH CARE COST TREND RATES AT DECEMBER 31

	2008	2007
Health care cost trend rate assumed for next year	**9%**	9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5%**	5%
Year that the rate reaches the ultimate trend rate	**2012**	2011

The effect on disclosed information of one percentage point change in the assumed health care cost trend rate for each future year is shown below.

(IN THOUSANDS)	1% Increase in Rates	1% Decrease in Rates
Aggregated service and interest cost	$ 48	$ 31
Accumulated postretirement benefit obligation	$ 298	$ 251

PLAN ASSETS

The Company's pension plan weighted average asset allocations as of December 31, 2007, and 2006, by asset category are as follows:

	Plan Assets at December 31	
ASSET CATEGORY	2007	2006
Equity securities	**63%**	65%
Debt securities	**36%**	34%
Other	**1%**	1%
Total	**100%**	100%

The investment strategy of the trust is to ensure over the long-term an asset pool, that when combined with company contributions, will support benefit obligations to participants, retirees and beneficiaries. Investment management responsibilities of plan assets are delegated to outside investment advisers and overseen by an Investment Committee comprised of members of the Company's senior management that is appointed by the Board of Directors. The Company has an investment policy that provides direction on the implementation of this strategy.

The investment policy establishes a target allocation for each asset class and investment manager. The actual asset allocation versus the established target is reviewed at least quarterly and is maintained within a +/- 5% range of the target asset allocation. Target allocations are 50% domestic equity, 13% international equity, 35% fixed income and 2% cash investments.

All investments are made solely in the interest of the participants and beneficiaries for the exclusive purposes of providing benefits to such participants and their beneficiaries and defraying the expenses related to administering the Trust as determined by the Investment Committee. All assets shall be properly diversified to reduce the potential of a single security or single sector of securities having a disproportionate impact on the portfolio.

The Committee utilizes an outside investment consultant and a team of investment managers to implement its various investment strategies. Performance of the managers is reviewed quarterly and the investment objectives are consistently evaluated.

At February 2, 2008 and February 3, 2007, there were no Company related assets in the plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans continued

CASH FLOWS

CONTRIBUTIONS

There was no ERISA cash requirement for the plan in 2007 and none is projected to be required in 2008. However, the Company's current cash policy is to fund the cost of benefits accruing each year (the "normal cost") plus an amortization of the unfunded accrued liability. The Company made a $4.0 million contribution in March 2008.

ESTIMATED FUTURE BENEFIT PAYMENTS

Expected benefit payments from the trust, including future service and pay, are as follows:

ESTIMATED FUTURE PAYMENTS	Pension Benefits ($ in millions)	Other Benefits ($ in millions)
2008	$10.0	$ 0.3
2009	9.6	0.3
2010	9.2	0.3
2011	9.1	0.3
2012	8.8	0.2
2013–2016	41.6	1.0

SECTION 401(K) SAVINGS PLAN

The Company has a Section 401(k) Savings Plan available to employees who have completed one full year of service and are age 21 or older.

Concurrent with the January 1, 1996 amendment to the pension plan (discussed previously), the Company amended the 401(k) savings plan to make matching contributions equal to 50% of each employee's contribution of up to 5% of salary. Concurrent with freezing the defined benefit pension plan effective January 1, 2005, the Company amended the 401(k) savings plan to make matching contributions. Beginning January 1, 2005, the Company will match 100% of each employee's contribution of up to 3% of salary and 50% of the next 2% of salary. In addition, for those employees hired before December 31, 2004, who were eligible for the Company's cash balance retirement plan before it was frozen, the Company will make an additional contribution of 2 1/2 % of salary to each employee's account. Company funds contributed prior to 2002 are not vested until a participant has completed five years of service. For matching contributions made in calendar 2002-2004, participants are vested in the matching contribution of their accounts on a graduated basis of 25% a year beginning after two years of service. Full vesting occurs after five years of service. In calendar 2005 and future years, participants are vested immediately in the matching contribution of their accounts. The contribution expense to the Company for the matching program was approximately $3.0 million for Fiscal 2008 and $3.6 million for both Fiscal 2007 and Fiscal 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11: Earnings per Share

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	For the Year Ended February 2, 2008 Income (Numerator)	Shares (Denominator)	Per-Share Amount	For the Year Ended February 3, 2007 Income (Numerator)	Shares (Denominator)	Per-Share Amount	For the Year Ended January 28, 2006 Income (Numerator)	Shares (Denominator)	Per-Share Amount
Earnings from continuing operations	$8,488			$68,247			$62,626		
Less: Preferred stock dividends	(217)			(256)			(273)		
BASIC EPS									
Income available to common shareholders	8,271	22,441	$0.37	67,991	22,646	$3.00	62,353	22,804	$2.73
EFFECT OF DILUTIVE SECURITIES									
Options		486			396			463	
Convertible preferred stock[1]	-0-	-0-		167	67		84	37	
4 1/8% Convertible Subordinated Debentures[2]	-0-	-0-		2,415	3,899		2,467	3,899	
Employees' preferred stock[3]		57			60			62	
DILUTED EPS									
Income available to common shareholders plus assumed conversions	$8,271	22,984	$0.36	$70,573	27,068	$2.61	$64,904	27,265	$2.38

(1) The amount of the dividend on the convertible preferred stock per common share obtainable on conversion of the convertible preferred stock is higher than basic earnings per share for Series 4 for all periods presented, Series 3 for Fiscal 2008 and Series 1 for Fiscal 2006 and 2008. Therefore, conversion of Series 4 convertible preferred stock is not reflected in diluted earnings per share for all periods presented, Series 3 in Fiscal 2008 and Series 1 in Fiscal 2006 and 2008, because it would have been antidilutive. The amount of the dividend on Series 3 convertible preferred stock per common share obtainable on conversion of the convertible preferred stock was less than basic earnings per share for Fiscal 2006 and 2007. Therefore, conversion of Series 3 preferred shares were included in diluted earnings per share for Fiscal 2006 and 2007. The amount of the dividend on Series 1 convertible preferred stock per common share obtainable on conversion of the convertible preferred stock was less than basic earnings per share for Fiscal 2007. Therefore, conversion of Series 1 preferred shares were included in diluted earnings per share for Fiscal 2007. The shares convertible to common stock for Series 1, 3 and 4 preferred stock would have been 28,047 and 25,949 and 5,423, respectively, as of February 2, 2008.

(2) The amount of the interest on the convertible subordinated debentures for Fiscal 2008 per common share obtainable on conversion is higher than basic earnings per share, therefore the convertible debentures are not reflected in diluted earnings per share because it is antidilutive.

(3) The Company's Employees' Subordinated Convertible Preferred Stock is convertible one for one to the Company's common stock. Because there are no dividends paid on this stock, these shares are assumed to be converted.

Options to purchase 74,918 shares of common stock at $36.40 per share, 2,378 shares of common stock at $40.05 per share, 108,509 shares of common stock at $38.14 per share, 951 shares of common stock at $37.41 per share and 2,351 shares of common stock at $42.82 per share were outstanding at the end of Fiscal 2008 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

Options to purchase 75,459 shares of common stock at $36.40 per share, 2,378 shares of common stock at $40.05 per share, 109,681 shares of common stock at $38.14 per share and 951 shares of common stock at $37.41 per share were outstanding at the end of Fiscal 2007 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

Options to purchase 2,378 shares of common stock at $40.05 per share were outstanding at the end of Fiscal 2006 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11: Earnings per Share continued

The weighted shares outstanding reflects the effect of stock buy back programs. In a series of authorizations from Fiscal 1999-2003, the Company's board of directors authorized the repurchase of up to 7.5 million shares. In June 2006, the board authorized an additional $20.0 million in stock repurchases. In August 2006, the board authorized an additional $30.0 million in stock repurchases. The Company repurchased 1,062,400 shares at a cost of $32.1 million during Fiscal 2007. The Company did not repurchase any shares during Fiscal 2008. In total, the Company has repurchased 8.2 million shares at a cost of $103.4 million from all authorizations as of February 2, 2008. In March 2008, the board authorized up to $100.0 million in stock repurchases primarily funded with the after-tax cash proceeds of the settlement of merger-related litigation with The Finish Line and its investment bankers (see Notes 13 and 14).

Note 12: Shared-Based Compensation Plans

The Company's stock-based compensation plans, as of February 2, 2008, are described below. Prior to January 29, 2006, the Company accounted for these plans under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No. 123.

Effective January 29, 2006, the Company adopted SFAS No. 123(R), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized for Fiscal 2007 includes (i) compensation cost for all share-based payments granted prior to, but not yet vested as of January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123; and (ii) compensation cost for all share-based payments granted on or after January 29, 2006, based on the grant date fair value estimated in accordance with SFAS No. 123(R). In accordance with the modified prospective method, the Company has not restated prior period results.

STOCK INCENTIVE PLANS

The Company has two fixed stock incentive plans. Under the 2005 Equity Incentive Plan (the "2005 Plan"), effective as of June 23, 2005, the Company may grant options, restricted shares and other stock-based awards to its employees and consultants as well as directors for up to 1.0 million shares of common stock. Under the 1996 Stock Incentive Plan (the "1996 Plan"), the Company could grant options to its officers and other key employees of and consultants to the Company as well as directors for up to 4.4 million shares of common stock. There will be no future awards under the 1996 Stock Incentive Plan. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Options granted under both plans vest 25% per year.

For Fiscal 2008 and 2007, the Company recognized share-based compensation cost of $3.2 million and $4.1 million, respectively, for its fixed stock incentive plans included in selling and administrative expenses in the accompanying Consolidated Statements of Earnings. The Company also recognized a total income tax benefit for share-based compensation arrangements of $0.7 million and $2.4 million for Fiscal 2008 and 2007, respectively. The Company did not capitalize any share-based compensation cost.

Note 12: Shared-Based Compensation Plans continued

The following table illustrates the effect on net earnings per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123 for Fiscal 2006:

IN THOUSANDS, EXCEPT PER SHARE AMOUNT	Fiscal Year 2006
Net earnings, as reported	$ 62,686
Add:	
Stock-based employee compensation expense included in reported net earnings, net of related tax effects	648
Deduct:	
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,699)
Pro forma net earnings	$ 59,635
Earnings per share:	
Basic–as reported	$ 2.74
Basic–pro forma	$ 2.60
Diluted–as reported	$ 2.38
Diluted–pro forma	$ 2.27

Prior to adopting SFAS No. 123(R), the Company presented the tax benefit of stock option exercises as operating cash flows. SFAS No. 123(R) requires that the cash flows resulting from tax benefits for tax deductions in excess of the compensation cost recognized for those options (excess tax benefit) be classified as financing cash flows. Accordingly, the Company classified excess tax benefits of $0.7 million and $2.4 million as financing cash inflows rather than as operating cash inflows on its Consolidated Statement of Cash Flows for Fiscal 2008 and 2007, respectively.

SFAS No. 123(R) also requires companies to calculate an initial "pool" of excess tax benefits available at the adoption date to absorb any unused deferred tax assets that may be recognized under SFAS No. 123(R). The Company elected to calculate the pool of excess tax benefits under the alternative transition method described in FASB Staff Position ("FSP") No. 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards," which also specifies the method the Company must use to calculate excess tax benefits reported on the Consolidated Statements of Cash Flows.

The Company granted 2,351 shares, 110,632 shares and 80,973 shares of fixed stock options in Fiscal 2008, 2007 and 2006, respectively. For Fiscal 2008, the Company estimated the fair value of each option award on the date of grant using a Black-Scholes option pricing model. The Company based expected volatility on historical term structures. The Company based the risk free rate on an interest rate for a bond with a maturity commensurate with the expected term estimate. The Company estimated the expected term of stock options using historical exercise and employee termination experience. The Company does not currently pay a dividend. The following table shows the weighted average assumptions used to develop the fair value estimates for Fiscal 2008, 2007 and 2006:

	Fiscal Years		
	2008	2007	2006
Volatility	**35.3%**	42.4%	41.5%
Risk Free Rate	**4.7%**	4.6%	4.4%
Expected Term (years)	**4.7**	4.8	5.2
Dividend Yields	**0.0%**	0.0%	0.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12: Shared-Based Compensation Plans continued

A summary of fixed stock option activity and changes for Fiscal 2008, 2007 and 2006 is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)(1)
Outstanding, January 29, 2005	1,894,099	$ 18.70		
Granted	80,973	36.51		
Exercised	(510,586)	15.36		
Forfeited	-0-	-		
Outstanding at January 28, 2006	1,464,486	$ 20.84		
Granted	110,632	38.13		
Exercised	(357,423)	18.07		
Forfeited	(56,909)	22.68		
Outstanding, February 3, 2007	1,160,786	$ 23.25		
Granted	**2,351**	**42.82**		
Exercised	**(32,751)**	**17.83**		
Forfeited	**(712)**	**38.14**		
Outstanding, February 2, 2008	**1,129,674**	**$ 23.44**	**6.09**	**$ 12,104**
Exercisable, February 2, 2008	**880,425**	**$ 21.26**	**5.67**	**$ 11,001**

(1) Based upon the difference between the closing market price of the Company's common stock on the last trading day of the year and the grant price of in-the-money options.

The total intrinsic value, which represents the difference between the underlying stock's market price and the option's exercise price, of options exercised during Fiscal 2008, 2007 and 2006 was $0.9 million, $7.3 million and $10.1 million, respectively.

A summary of the status of the Company's nonvested shares of its fixed stock incentive plans as of February 2, 2008, are presented below:

NONVESTED SHARES	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at February 3, 2007	520,474	$ 14.38
Granted	2,351	16.28
Vested	(272,864)	13.41
Forfeited	(712)	13.69
Nonvested at February 2, 2008	249,249	$ 15.45

As of February 2, 2008 there were $2.4 million of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the stock incentive plans discussed above. That cost is expected to be recognized over a weighted average period of 1.26 years.

Cash received from option exercises under all share-based payment arrangements for Fiscal 2008, 2007 and 2006 was $0.6 million, $6.5 million and $7.8 million, respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $0.7 million, $2.4 million and $3.9 million for Fiscal 2008, 2007 and 2006, respectively.

RESTRICTED STOCK INCENTIVE PLANS

DIRECTOR RESTRICTED STOCK

The 1996 Plan provided for an automatic grant of restricted stock to non-employee directors on the date of the annual meeting of shareholders at which an outside director is first elected. The outside director restricted stock so granted was to vest with respect to one-third of the shares each year as long as the director is still serving as a director. Once the shares have vested, the director is restricted from selling, transferring, pledging or assigning the shares for an additional two years. The 2005 Plan includes no automatic grant provisions, but permits the board of directors to make

Note 12: Shared-Based Compensation Plans continued

awards to non-employee directors. The board granted restricted stock pursuant to the terms of the 2005 Plan to two new non-employee directors in Fiscal 2006 on substantially the same terms as the automatic awards under the 1996 Plan, except that transfer restrictions are to lapse after three years. There were no shares issued in Fiscal 2008 and 2007. There were 1,370 shares of restricted stock issued to directors for Fiscal 2006.

In addition, under the 1996 Plan an outside director could elect irrevocably to receive all or a specified portion of his annual retainers for board membership and any committee chairmanship for the following fiscal year in a number of shares of restricted stock (the "Retainer Stock"). Shares of the Retainer Stock were granted as of the first business day of the fiscal year as to which the election is effective, subject to forfeiture to the extent not earned upon the outside director's ceasing to serve as a director or committee chairman during such fiscal year. Once the shares were earned, the director was restricted from selling, transferring, pledging or assigning the shares for an additional four years. Under the 2005 Plan, Retainer Stock awards were made during Fiscal 2008, 2007 and 2006 on substantially the same terms as the grants under the 1996 Plan, except that transfer restrictions are to lapse three years from the date of grant. For Fiscal 2008, 2007 and 2006, the Company issued 6,761 shares, 3,022 shares and 2,465 shares, respectively, of Retainer Stock.

Also pursuant to the 1996 Plan, annually on the date of the annual meeting of shareholders, beginning in Fiscal 2004, each outside director received restricted stock valued at $44,000 based on the average of stock prices for the first five days in the month of the annual meeting of shareholders. For Fiscal 2007, each outside director received restricted stock pursuant to the terms of the 2005 Plan valued at $60,000 based on the average of stock prices for the first five days in the month of the annual meeting of shareholders. The outside director restricted stock vests with respect to one-third of the shares each year as long as the director is still serving as a director. Once the shares vest, the director is restricted from selling, transferring, pledging or assigning the shares for an additional two years. There were no shares of director restricted stock issued for Fiscal 2008. For Fiscal 2007 and 2006, the Company issued 16,400 shares and 8,855 shares, respectively, of director restricted stock.

For Fiscal 2008, 2007 and 2006, the Company recognized $0.6 million, $0.5 million and $0.3 million, respectively, of director restricted stock related share-based compensation in selling and administrative expenses in the accompanying Consolidated Statements of Earnings.

EMPLOYEE RESTRICTED STOCK

On April 24, 2002, the Company issued 36,764 shares of restricted stock to the President and CEO of the Company under the 1996 Plan. Pursuant to the terms of the grant, these shares vested on April 23, 2005, provided that on such date the grantee remained continuously employed by the Company since the date of the agreement. Compensation cost recognized in selling and administrative expenses in the accompanying Consolidated Statements of Earnings for these shares was $0.1 million for Fiscal 2006. The 36,764 shares were issued in April 2005.

Under the 2005 Plan, the Company issued 3,547 shares and 166,769 shares of employee restricted stock in Fiscal 2008 and 2007, respectively. These shares vest 25% per year over four years, provided that on such date the grantee has remained continuously employed by the Company since the date of grant. The Company issued 228,594 shares of employee restricted stock in Fiscal 2006. Of the restricted shares issued in Fiscal 2006, 106,445 shares vest at the end of three years and the remaining shares vest 25% per year over four years, provided that on such date the grantee has remained continuously employed by the Company since the date of grant. The fair value of employee restricted stock is charged against income as compensation cost over the vesting period. Compensation cost recognized in selling and administrative expenses in the accompanying Consolidated Statements of Earnings for these shares was $4.0 million, $2.9 million and $0.6 million for Fiscal 2008, 2007 and 2006, respectively. A summary of the status of the Company's nonvested shares of its employee restricted stock as of February 2, 2008 are presented below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12: Shared-Based Compensation Plans continued

NONVESTED SHARES	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 29, 2005	-	-
Granted	228,594	$ 36.46
Vested	-	-
Withheld for federal taxes	-	-
Forfeited	-	-
Nonvested at January 28, 2006	228,594	36.46
Granted	166,769	38.13
Vested	(21,607)	36.51
Withheld for federal taxes	(7,948)	36.51
Forfeited	(4,011)	36.40
Nonvested at February 3, 2007	361,797	37.23
Granted	**3,547**	**42.82**
Vested	**(51,720)**	**37.46**
Withheld for federal taxes	**(19,397)**	**37.47**
Forfeited	**(976)**	**38.14**
Nonvested at February 2, 2008	**293,251**	**$ 37.23**

EMPLOYEE STOCK PURCHASE PLAN

Under the Employee Stock Purchase Plan, the Company is authorized to issue up to 1.0 million shares of common stock to qualifying full-time employees whose total annual base salary is less than $90,000, effective October 1, 2002. Prior to October 1, 2002, the total annual base salary was limited to $100,000. Under the terms of the Plan, employees could choose each year to have up to 15% of their annual base earnings or $8,500, whichever is lower, withheld to purchase the Company's common stock. The purchase price of the stock was 85% of the closing market price of the stock on either the exercise date or the grant date, whichever was less. The Company's board of directors amended the Company's Employee Stock Purchase Plan effective October 1, 2005 to provide that participants may acquire shares under the Plan at a 5% discount from fair market value on the last day of the Plan year. Employees can choose each year to have up to 15% of their annual base earnings or $9,500, whichever is lower, withheld to purchase the Company's common stock. Under SFAS No. 123(R), shares issued under the Plan as amended are non-compensatory. No participant contributions were accepted by the Company under the Plan after September 28, 2007 as a result of the now terminated merger agreement. The merger agreement was terminated in March 2008. A new "short" plan year began April 1, 2008. Under the Plan, the Company sold 4,813 shares, 9,787 shares and 24,978 shares to employees in Fiscal 2008, 2007 and 2006, respectively.

STOCK PURCHASE PLANS

Stock purchase accounts arising out of sales to employees prior to 1972 under certain employee stock purchase plans amounted to $144,000 and $174,000 at February 2, 2008 and February 3, 2007, respectively, and were secured at February 2, 2008, by 7,895 employees' preferred shares. Payments on stock purchase accounts under the stock purchase plans have been indefinitely deferred. No further sales under these plans are contemplated.

Note 13: Terminated Merger Agreement

The Company announced in June 2007 that the boards of directors of both Genesco and The Finish Line, Inc. had unanimously approved a definitive merger agreement under which The Finish Line would acquire all of the outstanding common shares of Genesco at $54.50 per share in cash (the "Proposed Merger"). The Finish Line breached the merger agreement and litigation ensued. The Proposed Merger was terminated in March 2008 in connection with an agreement to settle the litigation with The Finish Line and its investment bankers for a cash payment of $175.0 million to the Company and a 12% equity stake in The Finish Line, which the Company has received. The Company will distribute to its shareholders 6,518,971 shares of Class A Common Stock of The Finish Line, Inc. The Company is required to distribute the shares to its shareholders as soon as practicable once Finish Line registers the shares with the SEC and lists them on NASDAQ. The Company expects to set the record date for the distribution soon after the registration and listing process is complete. During Fiscal 2008, the Company expensed $27.6 million in merger-related costs and litigation expenses. As of March 25, 2008, the Company had expensed an additional $6.1 million of such costs and expenses in the first quarter of Fiscal 2009. The Company believes that most of the $27.6 million in merger-related costs and litigation expenses will be tax deductible in Fiscal 2009. For additional information, see the "Merger-Related Litigation" section in Note 14.

Note 14: Legal Proceedings

ENVIRONMENTAL MATTERS

NEW YORK STATE ENVIRONMENTAL MATTERS

In August 1997, the New York State Department of Environmental Conservation ("NYSDEC") and the Company entered into a consent order whereby the Company assumed responsibility for conducting a remedial investigation and feasibility study ("RIFS") and implementing an interim remediate measure ("IRM") with regard to the site of a knitting mill operated by a former subsidiary of the Company from 1965 to 1969. The Company undertook the IRM and RIFS voluntarily, without admitting liability or accepting responsibility for any future remediation of the site. The Company has concluded the IRM and the RIFS. In the course of preparing the RIFS, the Company identified remedial alternatives with estimated undiscounted costs ranging from $-0- to $24.0 million, excluding amounts previously expended or provided for by the Company, as described in this footnote. The United States Environmental Protection Agency ("EPA"), which has assumed primary regulatory responsibility for the site from NYSDEC, issued a Record of Decision in September 2007. The Record of Decision requires a remedy of a combination of groundwater extraction and treatment and in-site chemical oxidation at an estimated present worth cost of approximately $10.7 million.

The Village of Garden City, New York, has asserted that the Company is liable for the costs associated with enhanced treatment required by the impact of the groundwater plume from the site on two public water supply wells, including historical costs ranging from approximately $1.8 million to in excess of $2.5 million, and future operation and maintenance costs which the Village estimates at $126,400 annually while the enhanced treatment continues. On December 14, 2007, the Village filed a complaint against the Company and the owner of the property under provisions of various federal environmental statutes in the U.S. District Court for the Eastern District of New York, seeking an injunction requiring the defendants to remediate contamination from the site and to establish their liability for future costs that may be incurred in connection with it, which the complaint alleges could exceed $41 million over a 70-year period. The Company has not verified the estimates of either historic or future costs asserted by the Village, but believes that an estimate of future costs based on a 70-year remediation period is unreasonable given the expected remedial period reflected in the EPA's Record of Decision.

Because of uncertainty about when the contamination occurred, the short duration of the Company's operations at the site, and the activities of at least one unrelated business operation at the site, among other reasons, the Company has not ascertained what responsibility, if any, it has for any contamination in connection with the facility or what other parties may be liable in that connection and is unable to predict the extent of its liability, if any. The Company's voluntary assumption of certain responsibility to date was based upon its judgment that such action was preferable to litigation to determine its liability, if any for contamination related to the site. The Company intends to continue to evaluate the costs of further voluntary remediation and compromise of the claims asserted by the Village of Garden City compared to the costs and uncertainty of litigation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14: Legal Proceedings continued

In December 2005, the EPA notified the Company that it considers the Company a potentially responsible party ("PRP") with respect to contamination at two Superfund sites in upstate New York. The sites were used as landfills for process wastes generated by a glue manufacturer, which acquired tannery wastes from several tanners, allegedly including the Company's Whitehall tannery, for use as raw materials in the gluemaking process. The Company has no records indicating that it ever provided raw materials to the gluemaking operation and has not been able to establish whether EPA's substantive allegations are accurate. The Company, together with other tannery PRP's, has entered into cost sharing agreements and Consent Decrees with EPA with respect to both sites. Based upon the current estimates of the cost of remediation, the Company's share is expected to be less than $150,000 in total for the two sites. While there is no assurance that the Company's share of the actual cost of remediation will not exceed the estimate, the Company does not presently expect that its aggregate exposure with respect to these two landfill sites will have a material adverse effect on its financial condition or results of operations.

WHITEHALL ENVIRONMENTAL MATTERS

The Company has performed sampling and analysis of soil, sediments, surface water, groundwater and waste management areas at the Company's former Volunteer Leather Company facility in Whitehall, Michigan.

The Company has submitted to the Michigan Department of Environmental Quality ("MDEQ") and provided for certain costs associated with a remedial action plan (the "Plan") designed to bring the property into compliance with regulatory standards for non-industrial uses and has subsequently engaged in negotiations regarding the scope of the Plan. The Company estimates that the costs of resolving environmental contingencies related to the Whitehall property range from $4.2 million to $4.8 million, and considers the cost of implementing the Plan, as it is modified in the course of negotiations with MDEQ, to be the most likely cost within that range. Until the Plan is finally approved by MDEQ, management cannot provide assurances that no further remediation will be required or that its estimate of the range of possible costs or of the most likely cost of remediation will prove accurate.

ACCRUAL FOR ENVIRONMENTAL CONTINGENCIES

Related to all outstanding environmental contingencies, the Company had accrued $7.8 million as of February 2, 2008 and $5.8 million as of February 3, 2007. All such provisions reflect the Company's estimates of the most likely cost (undiscounted, including both current and noncurrent portions) of resolving the contingencies, based on facts and circumstances as of the time they were made. There is no assurance that relevant facts and circumstances will not change, necessitating future changes to the provisions. Such contingent liabilities are included in the liability arising from provision for discontinued operations on the accompanying Consolidated Balance Sheets.

MERGER-RELATED LITIGATION

GENESCO INC. V. THE FINISH LINE, ET AL.

UBS SECURITIES LLC AND UBS LOAN FINANCE LLC V. GENESCO INC., ET AL.

On June 18, 2007, the Company announced that the boards of directors of Genesco and The Finish Line had unanimously approved a definitive merger agreement under which The Finish Line would acquire all of the outstanding common shares of Genesco at $54.50 per share in cash. On September 21, 2007, the Company filed suit against The Finish Line, Inc. in Chancery Court in Nashville, Tennessee seeking a court order requiring The Finish Line to consummate the merger with the Company (the "Tennessee Action"). On September 28, 2007, The Finish Line filed an answer and counterclaim seeking a declaratory judgment as to whether a "Company Material Adverse Effect" had occurred under the merger agreement. The Finish Line also filed a third-party claim against UBS Securities LLC and UBS Finance LLC (collectively, "UBS"), who provided The Finish Line with a commitment letter with respect to the financing for the merger transaction. On October 10, 2007, The Finish Line voluntarily dismissed its claims against UBS, and UBS filed a Motion to Intervene as a defendant in the case and an answer to the Company's complaint. On November 13, 2007, the Company amended its complaint to add an alternative claim for damages. On November 15, 2007, The Finish Line

Note 14: Legal Proceedings continued

filed an answer to the amended complaint asserting that a Company Material Adverse Effect had occurred under the merger agreement and asserting a counterclaim against the Company for intentional or negligent misrepresentation in connection with the merger agreement.

On November 15, 2007, UBS filed an answer to the amended complaint and a counterclaim asserting fraud against the Company. That same day, UBS also filed a separate lawsuit in the United States District Court for the Southern District of New York (the "New York Action"), naming the Company and The Finish Line as defendants. In the New York Action, UBS sought a declaration that its commitment to provide The Finish Line with financing for the merger transaction was void and/or could be terminated by UBS because The Finish Line would not be able to provide, prior to the expiration of the financing commitment on April 30, 2008, a valid solvency certificate attesting to the solvency of the combined entities resulting from the merger, which certificate was a condition precedent to the closing of the financing. The Company was named in the New York Action as an interested party.

Trial of the Tennessee Action began on December 10, 2007 and concluded on December 18, 2007. On December 27, 2007, the Chancery Court ordered The Finish Line to specifically perform the terms of the Merger Agreement. In its order, the Court rejected UBS's and Finish Line's claims of fraud and misrepresentation and declared that all conditions to the Merger Agreement had been met. The Court also declared that Finish Line had breached the Merger Agreement by not closing the merger. The Court ordered Finish Line to close the merger pursuant to section 1.2 of the Merger Agreement, to use its reasonable best efforts to take all actions to consummate the merger as required by section 6.4(d) of the Merger Agreement, and to use its reasonable best efforts to obtain financing as per section 6.8(a) of the Merger Agreement. The Court excluded from its order any ruling on the issue of the solvency of the combined company, finding that the issue of solvency was reserved for determination by the New York Court in the New York Action filed by UBS.

On January 18, 2008, The Finish Line and UBS each filed a Notice of Appeal and a Motion For Permission For Interlocutory Appeal of the Chancery Court's December 27, 2007 order requiring The Finish Line to specifically perform the terms of the Merger Agreement. On February 13, 2008, the Tennessee Court of Appeals dismissed the Notices of Appeal filed by The Finish Line and UBS on the ground that the Order of the Chancery Court was not a final order. Subsequently, on February 28, 2008, the Court of Appeals also denied The Finish Line's and UBS's Motions For Permission For Interlocutory Appeal.

On February 25, 2008, the Company filed a motion with the Chancery Court for permission to file a second amended complaint alleging claims directly against UBS for procurement of a breach of contract under Tennessee law.

On March 3, 2008, the Company, The Finish Line, and UBS entered into a definitive agreement for the termination of the merger agreement with The Finish Line and the settlement of all related litigation among The Finish Line and the Company and UBS, including the Tennessee Action and the New York Action. Pursuant to the settlement agreement, the parties agreed that: (1) the merger agreement between the Company and The Finish Line would be terminated; (2) the financing commitment from UBS to The Finish Line would be terminated; (3) on or before March 7, 2008, UBS and The Finish Line would pay to the Company an aggregate of $175 million in cash; (4) on or before March 7, 2008, The Finish Line would transfer to the Company a number of Class A shares of The Finish Line common stock equal to 12.0% of the total post-issuance outstanding shares of The Finish Line common stock; (5) the Company and The Finish Line would be subject to a mutual standstill agreement; and (6) the parties would execute customary mutual releases. The cash payment and the Class A shares of The Finish Line common stock have been received by the Company in accordance with the settlement agreement. A Stipulation of Dismissal With Prejudice was filed in the New York Action on March 4, 2008. The parties will also file a Stipulation of Dismissal in the Tennessee Action.

INVESTIGATION BY THE OFFICE OF THE U.S. ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK

On November 21, 2007, the Company received a grand jury subpoena from the Office of the U.S. Attorney for the Southern District of New York for documents relating to the Company's negotiations and merger agreement with The Finish Line. The subpoena states that the documents are sought in connection with alleged violations of federal fraud statutes. The Company is cooperating fully with the U.S. Attorney's Office and producing documents pursuant to the subpoena.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14: Legal Proceedings continued

ROEGLIN V. GENESCO INC., ET AL.

On December 5, 2007, a class action complaint alleging violations of the federal securities laws on behalf of all purchasers of the Company's common stock between April 20, 2007 and November 26, 2007 was filed against the Company and four of its officers in the U.S. District Court for the Middle District of Tennessee. The complaint alleges that the defendants violated federal securities laws by making false and misleading statements about the Company's business during that period. It seeks unspecified damages and interest, costs and attorneys' fees and other relief. The Company does not believe there is any merit to the allegations and intends to defend these claims vigorously.

KOSHTI V. GENESCO INC., ET AL.

On December 13, 2007, a second class action complaint alleging violations of the federal securities laws on behalf of all purchasers of the Company's common stock between April 20, 2007 and November 26, 2007 was filed against the Company and three of its officers in the U.S. District Court for the Middle District of Tennessee. The Complaint alleges that the defendants violated federal securities laws by failing to disclose material adverse facts about the Company's financial well being and prospects during the class period. The complaint seeks unspecified damages and interest, costs and attorneys' fees and other relief. The Company does not believe there is any merit to the allegations and intends to defend these claims vigorously. On January 22, 2008, the U.S. District Court entered a stipulation and Order consolidating the Koshti case with the Roeglin case.

FALZONE V. GENESCO INC., ET AL.

On December 11, 2007, a class action complaint alleging violations of the federal securities laws on behalf of all purchasers of the Company's common stock between May 31, 2007 and November 16, 2007 was filed against the Company and one of its officers in the U.S. District Court for the Southern District of New York. The complaint alleged that the defendants violated federal securities laws by making false and misleading statements about the Company's business during that period. It sought unspecified damages and interest, costs and attorneys' fees and other relief. On February 5, 2008, the plaintiff filed a Stipulation and Order of Discontinuance Without Prejudice dismissing the case in light of the earlier filed cases in Tennessee.

PHILLIPS V. GENESCO INC., ET AL.

On April 24, 2007, a putative class action, Maxine Phillips, on Behalf of Herself and All Others Similarly Situated vs. Genesco Inc., et al., was filed in the Tennessee Chancery Court in Nashville. The original complaint alleged, among other things, that the individual defendants (officers and directors of the Company) refused to consider properly the proposal by Foot Locker, Inc. to acquire the Company. The complaint sought class certification, a declaration that defendants have breached their fiduciary and other duties, an order requiring defendants to implement a process to obtain the highest possible price for shareholders' shares, and an award of costs and attorney's fees. The defendants have not filed a response to the complaint as of the date of this report. Following the execution of the merger agreement with The Finish Line, Inc., the plaintiff filed an amended complaint alleging breach of fiduciary duties by the individual defendants in connection with the board of directors' approval of the merger agreement and the disclosures made in the preliminary proxy statement related to the merger and seeking injunctive relief. The Company and the individual defendants reached an agreement with plaintiff under which the Company agreed to include certain additional disclosures in its definitive proxy statement related to the merger that was filed on August 13, 2007. The parties executed a Memorandum of Understanding to formalize the settlement on September 10, 2007. Under the terms of the Memorandum, the Company agreed to pay $450,000 in attorneys' fees and expenses if the settlement and payment of fees were approved by the Court and certain other conditions, including the consummation of the merger with The Finish Line, were to occur.

CALIFORNIA EMPLOYMENT MATTER

On November 4, 2005, a former employee gave notice to the California Labor Work Force Development Agency ("LWDA") of a claim against the Company for allegedly failing to provide a payroll check that is negotiable and payable in cash, on demand, without discount, at an established place of business in California, as required by the California Labor Code. On May 18, 2006, the same claimant filed a putative class, representative and private attorney general

Note 14:Legal Proceedings continued

action alleging the same violations of the Labor Code in the Superior Court of California, Alameda County, seeking statutory penalties, damages, restitution, and injunctive relief. On February 21, 2007, the court granted leave for the plaintiff to file an amended complaint adding the Company's wholly-owned subsidiary, Hat World, Inc., as a defendant. The Company disputes the material allegations of the complaint. The parties have agreed to third-party mediation of the claims in the litigation. If the mediation does not resolve the issues in the litigation, we will continue to defend the matter vigorously.

PATENT ACTION

The Company is named as a defendant in *Paul Ware and Financial Systems Innovation, L.L.C. v. Abercrombie & Fitch Stores, Inc., et al.*, filed on June 19, 2007, in the United States District Court for the Northern District of Georgia, against more than 100 retailers. The suit alleges that the defendants have infringed U.S. Patent No. 4,707,592 by using a feature of their retail point of sale registers to generate transaction numbers for credit card purchases. The complaint seeks treble damages in an unspecified amount and attorneys' fees. The Company has filed an answer denying the substantive allegations in the complaint and asserting certain affirmative defenses. On December 14, 2007, the Company filed a third-party complaint against Datavantage Corporation and MICROS Systems, Inc., its vendor for the technology at issue in the case, seeking indemnification and defense against the infringement allegations in the complaint. On December 27, 2007, the court stayed proceedings in the litigation pending the outcome of a reexamination of the patent by the U. S. Patent and Trademark Office.

TENNESSEE DEPARTMENT OF ENVIRONMENT AND CONSERVATION INQUIRY

The Company has received an inquiry from the Tennessee Department of Environment and Conservation concerning waste disposal on the premises of a manufacturing facility operated by the Company more than 25 years ago. The letter of inquiry did not disclose the reason for the inquiry. The Company is gathering information for its response to the inquiry, which is due May 1, 2008.

Note 15: Business Segment Information

The Company operates five reportable business segments (not including corporate): Journeys Group, comprised of the Journeys, Journeys Kidz and Shi by Journeys retail footwear chains, catalog and e-commerce operations; Underground Station Group, comprised of the Underground Station and Jarman retail footwear chains and e-commerce operations; Hat World Group, comprised of the Hat World, Lids, Hat Shack, Hat Zone, Head Quarters, Cap Connection and Lids Kids retail headwear chains and e-commerce operations; Johnston & Murphy Group, comprised of Johnston & Murphy retail operations, catalog and e-commerce operations and wholesale distribution; and Licensed Brands, comprised primarily of Dockers® Footwear sourced and marketed under a license from Levi Strauss & Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company's reportable segments are based on the way management organizes the segments in order to make operating decisions and assess performance along types of products sold. Journeys Group, Underground Station Group and Hat World Group sell primarily branded products from other companies while Johnston & Murphy Group and Licensed Brands sell primarily the Company's owned and licensed brands.

Corporate assets include cash, deferred income taxes, deferred note expense and corporate fixed assets. The Company charges allocated retail costs of distribution to each segment and unallocated retail costs of distribution to the corporate segment. The Company does not allocate certain costs to each segment in order to make decisions and assess performance. These costs include corporate overhead, stock compensation, interest expense, interest income, restructuring charges and other, including litigation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15: Business Segment Information continued

FISCAL 2008 IN THOUSANDS	Journeys Group	Underground Station Group	Hat World Group	Johnston & Murphy Group	Licensed Brands	Corporate & Other	Consolidated
Sales	$ 713,366	$ 124,002	$ 378,913	$ 192,487	$ 93,064	$ 645	$ 1,502,477
Intercompany sales	-0-	-0-	-0-	-0-	(358)	-0-	(358)
Net sales to external customers	$ 713,366	$ 124,002	$ 378,913	$ 192,487	$ 92,706	$ 645	$ 1,502,119
Segment operating income (loss)	$ 51,097	$ (7,710)	$ 31,987	$ 19,807	$ 10,976	$ (51,294)	$ 54,863
Restructuring and other	-0-	-0-	-0-	-0-	-0-	(9,702)	(9,702)
Earnings (loss) from operations	51,097	(7,710)	31,987	19,807	10,976	(60,996)	45,161
Interest expense	-0-	-0-	-0-	-0-	-0-	(12,570)	(12,570)
Interest income	-0-	-0-	-0-	-0-	-0-	144	144
Earnings (loss) before income taxes from continuing operations	$ 51,097	$ (7,710)	$ 31,987	$ 19,807	$ 10,976	$ (73,422)	$ 32,735
Total assets*	$ 257,327	$ 45,734	$ 299,820	$ 71,574	$ 24,774	$105,327	$ 804,556
Depreciation	18,985	4,017	13,277	3,270	80	5,485	45,114
Capital expenditures	41,635	1,701	27,121	6,376	106	3,723	80,662

*Total assets for Hat World Group include $107.6 million goodwill.

FISCAL 2007 IN THOUSANDS	Journeys Group	Underground Station Group	Hat World Group	Johnston & Murphy Group	Licensed Brands	Corporate & Other	Consolidated
Sales	$ 696,889	$ 155,069	$ 342,641	$ 186,979	$ 79,158	$ 478	$ 1,461,214
Intercompany sales	-0-	-0-	-0-	-0-	(736)	-0-	(736)
Net sales to external customers	$ 696,889	$ 155,069	$ 342,641	$ 186,979	$ 78,422	$ 478	$ 1,460,478
Segment operating income (loss)	$ 83,835	$ 3,844	$ 41,359	$ 15,337	$ 6,777	$ (29,002)	$ 122,150
Restructuring and other	-0-	-0-	-0-	-0-	-0-	(1,105)	(1,105)
Earnings (loss) from operations	83,835	3,844	41,359	15,337	6,777	(30,107)	121,045
Interest expense	-0-	-0-	-0-	-0-	-0-	(10,488)	(10,488)
Interest income	-0-	-0-	-0-	-0-	-0-	561	561
Earnings (loss) before income taxes from continuing operations	$ 83,835	$ 3,844	$ 41,359	$ 15,337	$ 6,777	$ (40,034)	$ 111,118
Total assets	$ 204,218	$ 56,385	$ 282,989	$ 67,732	$ 22,290	$ 95,759	$ 729,373
Depreciation	16,294	4,604	10,705	2,957	62	5,684	40,306
Capital expenditures	33,250	4,723	23,722	6,255	85	5,252	73,287

FISCAL 2006 IN THOUSANDS	Journeys Group	Underground Station Group	Hat World Group	Johnston & Murphy Group	Licensed Brands	Corporate & Other	Consolidated
Sales	$ 593,516	$ 164,054	$ 297,271	$ 170,015	$ 59,194	$ 290	$ 1,284,340
Intercompany sales	-0-	-0-	-0-	-0-	(464)	-0-	(464)
Net sales to external customers	$ 593,516	$ 164,054	$ 297,271	$ 170,015	$ 58,730	$ 290	$ 1,283,876
Segment operating income (loss)	$ 73,346	$ 10,890	$ 40,133	$ 10,396	$ 4,167	$ (23,852)	$ 115,080
Restructuring and other	-0-	-0-	-0-	-0-	-0-	(2,253)	(2,253)
Earnings (loss) from operations	73,346	10,890	40,133	10,396	4,167	(26,105)	112,827
Interest expense	-0-	-0-	-0-	-0-	-0-	(11,482)	(11,482)
Interest income	-0-	-0-	-0-	-0-	-0-	1,125	1,125
Earnings (loss) before income taxes from continuing operations	$ 73,346	$ 10,890	$ 40,133	$ 10,396	$ 4,167	$ (36,462)	$ 102,470
Total assets	$ 166,890	$ 57,180	$ 244,186	$ 60,978	$ 23,207	$ 133,677	$ 686,118
Depreciation	13,213	4,057	9,173	2,833	47	5,299	34,622
Capital expenditures	24,292	6,913	21,126	2,443	132	2,040	56,946

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16: Quarterly Financial Information (Unaudited)

(IN THOUSANDS, EXCEPT	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter		Fiscal Year	
PER SHARE AMOUNTS)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Net sales	**$334,651**	$315,018	**$327,977**	$304,301	**$372,496**	$364,298	**$466,995**	$476,861	**$1,502,119**	$1,460,478
Gross margin	**171,844**	161,369	**163,619**	153,390	**188,051**	181,454	227,701	234,622	**751,215**	730,835
Earnings (loss) before income taxes										
from continuing operations	**3,774**[1]	17,480[2]	**(5,598)**[4]	10,131[6]	**10,297**[7]	26,431[8]	**24,262**[10]	57,076[12]	**32,735**	111,118
Earnings (loss) from										
continuing operations	**2,203**	10,666	**(2,940)**	5,944	**5,610**	15,975	**3,615**	35,662	**8,488**	68,247
Net earnings (loss)	**2,203**	10,477[3]	**(4,165)**[5]	5,944	**5,600**	15,877[9]	**3,247**[11]	35,348[13]	**6,885**	67,646
Diluted earnings (loss)										
per common share:										
Continuing operations	**.10**	.41	**(.13)**	.24	**.23**	.62	**.16**	1.36	**.36**	2.61
Net earnings (loss)	**.10**	.40	**(.19)**	.24	**.23**	.62	**.14**	1.35	**.29**	2.59

(1) Includes a net restructuring and other charge of $6.6 million (see Note 3) and a $0.1 million charge for merger-related expenses (see Notes 13 and 14).
(2) Includes a net restructuring and other charge of $0.1 million (see Note 3).
(3) Includes a loss of $0.2 million, net of tax, from discontinued operations (see Note 3).
(4) Includes a net restructuring and other charge of $0.2 million (see Note 3) and a $5.4 million charge for merger-related expenses (see Notes 13 and 14).
(5) Includes a loss of $1.2 million, net of tax, from discontinued operations (see Note 3).
(6) Includes a net restructuring and other charge of $0.5 million (see Note 3).
(7) Includes a net restructuring and other charge of $0.1 million (see Note 3) and a $6.1 million charge for merger-related expenses (see Notes 13 and 14).
(8) Includes a net restructuring and other charge of $1.1 million (see Note 3).
(9) Includes a loss of $0.1 million, net of tax, from discontinued operations (see Note 3).
(10) Includes a net restructuring and other charge of $2.9 million (see Note 3) and a $16.0 million charge for merger-related expenses (see Notes 13 and 14).
(11) Includes a loss of $0.4 million, net of tax, from discontinued operations (see Note 3).
(12) Includes a net restructuring and other credit of $0.6 million (see Note 3).
(13) Includes a loss of $0.3 million, net of tax, from discontinued operations (see Note 3).
(a) 14 week period in Fiscal 2007 and 13 week period in Fiscal 2008.
(b) 53 week period in Fiscal 2007 and 52 week period in Fiscal 2008.

CORPORATE INFORMATION

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held Wednesday, June 18, 2008, at 10:00 a.m. CDT, at the corporate headquarters in Genesco Park, Nashville, Tennessee.

CORPORATE HEADQUARTERS

Genesco Park
1415 Murfreesboro Road – P.O. Box 731
Nashville, TN 37202-0731

INDEPENDENT AUDITORS

Ernst & Young LLP
150 Fourth Avenue North
Suite 1400
Nashville, Tennessee 37219

TRANSFER AGENT AND REGISTRAR

Communications concerning stock transfer, preferred stock dividends, consolidating accounts, change of address and lost or stolen stock certificates should be directed to the transfer agent. When corresponding with the transfer agent, shareholders should state the exact name(s) in which the stock is registered and certificate number, as well as old and new information about the account.

Computershare Phone #: 781-575-2879

Address: Computershare
P. O. Box 43078
Providence, Rhode Island 02940-3078

Private Couriers/Registered Mail:

Computershare
250 Royall Street
Canton, Massachusetts 02021

Questions & Inquiries via our Website:

http://www.computershare.com

Hearing Impaired #: TDD: 1-800-952-9245

INVESTOR RELATIONS

Security analysts, portfolio managers or other investment community representatives should contact:

James S. Gulmi, Senior Vice President – Finance
and Chief Financial Officer
Genesco Park, Suite 490 – P.O. Box 731
Nashville, Tennessee 37202-0731
(615) 367-8325

OTHER INFORMATION

Certifications by the Chief Executive Officer and the Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits of the Company's 2008 Annual Report on Form 10-K. The Chief Executive Officer has submitted to the New York Stock Exchange (NYSE) the annual CEO certification for fiscal 2008 regarding the Company's compliance with the NYSE's corporate governance listing standards.

FORM 10-K

Each year Genesco files with the Securities and Exchange Commission a Form 10-K which contains more detailed information. Any shareholder who would like to receive, without charge, a single copy (without exhibits), or who would like to receive extra copies of any Genesco shareholder publication should send a request to:

Claire S. McCall
Director, Corporate Relations
Genesco Park, Suite 490 – P.O. Box 731
Nashville, Tennessee 37202-0731
(615) 367-8283

COMMON STOCK LISTING

New York Stock Exchange, Chicago Stock Exchange
Symbol: GCO

SHAREHOLDER INFORMATION

Shareholder information may be accessed at www.genesco.com.

BOARD OF DIRECTORS

JAMES S. BEARD
Retired President, Caterpillar Financial Services Corporation
Nashville, Tennessee
Member of the audit and finance committees

LEONARD L. BERRY
Distinguished Professor of Marketing and Professor of Humanities in Medicine
Texas A&M University
College Station, Texas
Member of the compensation and nominating and governance committees

WILLIAM F. BLAUFUSS, JR.
Consultant, Certified Public Accountant
Nashville, Tennessee
Member of the audit and finance committees

JAMES W. BRADFORD
Dean, Owen School of Management
Vanderbilt University
Nashville, Tennessee
Member of the finance and nominating and governance committees

ROBERT V. DALE
Consultant
Nashville, Tennessee
Chairman of the audit and nominating and governance committees

ROBERT J. DENNIS
President and Chief Operating Officer
Genesco Inc.

MATTHEW C. DIAMOND
Chairman and Chief Executive Officer
Alloy, Inc.
New York, New York
Chairman of the compensation committee, member of the finance committee

MARTY G. DICKENS
Retired President
AT&T–Tennessee
Nashville, Tennessee
Chairman of the finance committee, member of the nominating and governance committee

BEN T. HARRIS
Former Chairman
Genesco Inc.

KATHLEEN MASON
President and Chief Executive Officer
Tuesday Morning Inc.
Dallas, Texas
Member of the audit and compensation committees

HAL N. PENNINGTON
Chairman and Chief Executive Officer
Genesco Inc.

WILLIAM A. WILLIAMSON, JR.
Private Investor
Montgomery, Alabama
Member of the compensation and nominating and governance committees

CORPORATE OFFICERS

HAL N. PENNINGTON
Chairman and Chief Executive Officer
46 years with Genesco

ROBERT J. DENNIS
President and Chief Operating Officer
4 years with Genesco

JAMES S. GULMI
Senior Vice President–Finance and Chief Financial Officer
36 years with Genesco

JAMES C. ESTEPA
Senior Vice President–Genesco Retail
23 years with Genesco

JONATHAN D. CAPLAN
Senior Vice President–Genesco Branded
15 years with Genesco

KENNETH J. KOCHER
Senior Vice President–Hat World/Lids
4 years with Genesco

JOHN W. CLINARD
Senior Vice President–Administration and Human Resources
36 years with Genesco

ROGER G. SISSON
Senior Vice President, Secretary and General Counsel
14 years with Genesco

MIMI E. VAUGHN
Senior Vice President–Strategy and Business Development
5 years with Genesco

MATTHEW N. JOHNSON
Vice President and Treasurer
15 years with Genesco

PAUL D. WILLIAMS
Vice President and Chief Accounting Officer
31 years with Genesco

GENESCO RETAIL STORES AS OF 2/2/08

ALASKA
ANCHORAGE LIDS (2), JOURNEYS (2)
FAIRBANKS LIDS, JOURNEYS

ALABAMA
AUBURN HAT SHACK, JOURNEYS
BIRMINGHAM HAT SHACK, HAT WORLD, LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS (2), UNDERGROUND STATION
DOTHAN HAT WORLD, JOURNEYS
FAIRFIELD UNDERGROUND STATION
FLORENCE JOURNEYS, LIDS
FOLEY LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
GADSDEN HAT SHACK
HOMEWOOD JOURNEYS
HOOVER JOURNEYS, SHI
HUNTSVILLE HAT SHACK, LIDS, JOURNEYS (2), UNDERGROUND STATION
MOBILE HAT SHACK, JOURNEYS, UNDERGROUND STATION
MONTGOMERY HAT SHACK, UNDERGROUND STATION
OXFORD HAT SHACK, UNDERGROUND STATION
SPANISH FORT JOURNEYS
TUSCALOOSA HAT SHACK, JOURNEYS

ALBERTA
CALGARY LIDS
EDMONTON CAP CONNECTION (2), LIDS, HEAD QUARTERS (2)
RED DEER LIDS

ARKANSAS
FAYETTEVILLE HAT WORLD, JOURNEYS, JOURNEYS KIDZ
FORT SMITH HAT WORLD, JOURNEYS
HOT SPRINGS JOURNEYS
JONESBORO LIDS, JOURNEYS
LITTLE ROCK LIDS
NORTH LITTLE ROCK JOURNEYS (2), HAT WORLD, UNDERGROUND STATION
PINE BLUFF HAT WORLD, JOURNEYS
ROGERS LIDS, JOURNEYS

ARIZONA
CHANDLER JOURNEYS, JOURNEYS KIDZ
FLAGSTAFF JOURNEYS, LIDS
GILBERT JOURNEYS
GLENDALE LIDS, JOURNEYS
MESA JOURNEYS (2), JOURNEYS KIDZ, LIDS (2), UNDERGROUND STATION
PHOENIX HAT WORLD, LIDS (2), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP, JOURNEYS(4), JOURNEYS KIDZ, UNDERGROUND STATION (2)
PRESCOTT JOURNEYS
SCOTTSDALE JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
TEMPE LIDS (2), JOURNEYS (2), JOURNEYS KIDZ
TUCSON HAT WORLD, LIDS (2), JOURNEYS (2), JOURNEYS KIDZ, SHI, UNDERGROUND STATION
YUMA JOURNEYS

BRITISH COLUMBIA
BURNABY LIDS
KELOWNA HEAD QUARTERS
LANGLEY HEAD QUARTERS
NANAIMO LIDS
SURREY LIDS
VICTORIA HEAD QUARTERS

CALIFORNIA
ALPINE JOURNEYS
ANTIOCH LIDS, JOURNEYS
ARCADIA LIDS, JOURNEYS
BAKERSFIELD LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
BREA JOURNEYS
BUENA PARK LIDS
BURBANK LIDS, JOURNEYS
CABAZON JOHNSTON & MURPHY OUTLET
CAMARILLO JOHNSTON & MURPHY OUTLET
CANOGA PARK LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
CAPITOLA LIDS, JOURNEYS
CARLSBAD LIDS (2), JOHNSTON & MURPHY OUTLET, JOURNEYS, UNDERGROUND STATION
CERRITOS LIDS, JOURNEYS
CHICO LIDS, JOURNEYS
CHULA VISTA HAT WORLD, JOURNEYS (2), LIDS
CITRUS HEIGHTS JOURNEYS
CITY OF INDUSTRY JOURNEYS
COMMERCE LIDS, JOURNEYS
CONCORD LIDS, JOURNEYS
COSTA MESA JOHNSTON & MURPHY SHOP, JOURNEYS
CULVER CITY LIDS
DALY CITY JOURNEYS
DOWNEY LIDS, JOURNEYS
EL CAJON LIDS, JOURNEYS
EL CENTRO LIDS, JOURNEYS
ESCONDIDO LIDS, JOURNEYS
EUREKA HAT WORLD, JOURNEYS
FAIRFIELD JOURNEYS, LIDS, UNDERGROUND STATION
FOLSOM LIDS
FRESNO LIDS, JARMAN SHOE STORE
GILROY LIDS, JOHNSTON & MURPHY OUTLET
GLENDALE LIDS
HANFORD LIDS, JOURNEYS
HAYWARD UNDERGROUND STATION
IRVINE LIDS
LAKEWOOD LIDS, JOURNEYS, UNDERGROUND STATION
LONG BEACH LIDS
LOS ANGELES LIDS (4), JOHNSTON & MURPHY SHOP, UNDERGROUND STATION
MILPITAS LIDS, JOURNEYS
MODESTO LIDS, JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ, SHI
MONTCLAIR JOURNEYS, LIDS
MONTEBELLO LIDS, JOURNEYS
MONTEREY LIDS
MORENO VALLEY LIDS, JOURNEYS
NATIONAL CITY LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
NEWARK LIDS, JOURNEYS
NORTHRIDGE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
ONTARIO LIDS, JOURNEYS, JOURNEYS KIDZ
ORANGE LIDS
PALM DESERT LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
PALMDALE LIDS, JOURNEYS
PANORAMA CITY LIDS
PISMO BEACH JOURNEYS
PLEASANTON JOURNEYS
RANCHO CUCAMONGA JOURNEYS
REDDING JOURNEYS
REDONDO BEACH LIDS, JOURNEYS
RICHMOND LIDS, UNDERGROUND STATION
RIVERSIDE LIDS, JOURNEYS
ROSEVILLE JOURNEYS
SACRAMENTO LIDS (3), JOURNEYS (2)
SALINAS LIDS, JOURNEYS
SAN BERNADINO LIDS, JOURNEYS
SAN BRUNO JOURNEYS
SAN DIEGO LIDS (3), JOHNSTON & MURPHY SHOP, JOURNEYS (3)
SAN FRANCISCO LIDS (3), JOHNSTON & MURPHY SHOP
SAN JOSE LIDS (2), JOURNEYS (2), JOURNEYS KIDZ
SAN LEANDRO LIDS
SAN MATEO LIDS, JOURNEYS
SAN RAFAEL JOURNEYS
SAN YSIDRO JOURNEYS
SANTA ANA LIDS, JOURNEYS
SANTA CLARA HAT WORLD, JOURNEYS, JOURNEYS KIDZ, LIDS KIDS
SANTA MONICA LIDS, JOURNEYS
SANTA ROSA LIDS, JOURNEYS
SHERMAN OAKS JOURNEYS
SIERRA VISTA LIDS
SIMI VALLEY JOURNEYS
STOCKTON JOURNEYS, LIDS
TEMECULA JOURNEYS
THOUSAND OAKS JOURNEYS
TRACY HAT WORLD, JOURNEYS
TULARE JOURNEYS
TUSTIN LIDS
VALENCIA JOURNEYS, LIDS
VENTURA HAT WORLD, JOURNEYS
VICTORVILLE LIDS
VISALIA LIDS, JOURNEYS
WEST COVINA LIDS, JOURNEYS, UNDERGROUND STATION
WESTMINSTER LIDS, JOURNEYS
YUBA CITY LIDS, JOURNEYS

COLORADO
AURORA LIDS (2), JOURNEYS (2), UNDERGROUND STATION
BROOMFIELD LIDS, JOURNEYS
CASTLE ROCK LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
COLORADO SPRINGS LIDS(2), JOURNEYS, UNDERGROUND STATION
DENVER LIDS, JOURNEYS (3)
FT. COLLINS JOURNEYS
GRAND JUNCTION LIDS, JOURNEYS
GREELEY JOURNEYS
LAKEWOOD LIDS, JOURNEYS
LITTLETON HAT WORLD, JOURNEYS (2)
LONGMONT JOURNEYS
LOVELAND LIDS, JOURNEYS
PUEBLO LIDS, JOURNEYS
SILVERTHORNE JOURNEYS
WESTMINSTER LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION

CONNECTICUT
CLINTON JOHNSTON & MURPHY OUTLET
DANBURY LIDS, JOURNEYS, JOURNEYS KIDZ
FARMINGTON LIDS, JOHNSTON & MURPHY SHOP
MANCHESTER LIDS, JOURNEYS
MERIDEN LIDS, JOURNEYS
MILFORD LIDS, JOURNEYS, UNDERGROUND STATION
STAMFORD JOHNSTON & MURPHY SHOP, JOURNEYS
TRUMBULL LIDS, JOURNEYS
WATERBURY LIDS, JOURNEYS
WATERFORD LIDS, JOURNEYS
WESTPORT JOHNSTON & MURPHY SHOP

DELAWARE
DOVER HAT WORLD, JOURNEYS
NEWARK LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
REHOBOTH BEACH LIDS, JOURNEYS
WILMINGTON JOURNEYS

DISTRICT OF COLUMBIA
WASHINGTON, D.C. LIDS, JOHNSTON & MURPHY SHOP (4)

FLORIDA
ALTAMONTE SPRINGS LIDS, JOURNEYS
AVENTURA LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
BOCA RATON LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
BOYNTON BEACH LIDS, JOURNEYS, UNDERGROUND STATION
BRADENTON JOURNEYS, LIDS
BRANDON LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
CLEARWATER HAT SHACK, LIDS, JOURNEYS, SHI
CORAL SPRINGS HAT SHACK, JOURNEYS, UNDERGROUND STATION
DAYTONA BEACH LIDS, JOURNEYS
DESTIN LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
ELLENTON JOURNEYS, JOHNSTON & MURPHY OUTLET
ESTERO LIDS, JOURNEYS (2), JOHNSTON & MURPHY OUTLET
FT. LAUDERDALE JOURNEYS
FT. MYERS LIDS (2), JOURNEYS (2), UNDERGROUND STATION
GAINESVILLE HAT SHACK, LIDS, JOURNEYS
HIALEAH HAT SHACK
JACKSONVILLE HAT SHACK, LIDS (2), JOURNEYS (2), UNDERGROUND STATION (2)
JENSEN BEACH JOURNEYS
KISSIMMEE LIDS, JOURNEYS
LAKE WALES JOURNEYS
LAKELAND HAT WORLD, JOURNEYS
MARY ESTHER HAT SHACK, JOURNEYS
MELBOURNE HAT SHACK, JOURNEYS
MERRITT ISLAND JOURNEYS, LIDS
MIAMI HAT SHACK, LIDS, JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION (4), SHI
MIAMI BEACH JOURNEYS
NAPLES LIDS, JOURNEYS, JOURNEYS KIDZ
OCOEE LIDS, JOURNEYS, UNDERGROUND STATION
ORANGE PARK LIDS, JOURNEYS
ORLANDO HAT SHACK, LIDS (4), JOHNSTON & MURPHY OUTLET, JOURNEYS (5), JOURNEYS KIDZ (2), UNDERGROUND STATION (2)
OVIEDO JOURNEYS
PALM BEACH GARDENS JOHNSTON & MURPHY SHOP, JOURNEYS
PANAMA CITY LIDS, JOURNEYS
PEMBROKE PINES LIDS, JOURNEYS
PENSACOLA LIDS, JOURNEYS, UNDERGROUND STATION
PLANTATION JOURNEYS, LIDS
PORT CHARLOTTE JOURNEYS, LIDS
PORT RICHEY HAT SHACK, JOURNEYS
ST. PETERSBURG JOURNEYS, LIDS, UNDERGROUND STATION
SANFORD HAT SHACK, JOURNEYS
SARASOTA LIDS, JOURNEYS
SUNRISE HAT SHACK, LIDS, JOURNEYS, UNDERGROUND STATION
TALLAHASSEE HAT SHACK, HAT WORLD, LIDS, JOURNEYS (2), UNDERGROUND STATION
TAMPA HAT SHACK, LIDS (3), JOHNSTON & MURPHY SHOP (2), JOURNEYS (3), JOURNEYS KIDZ, UNDERGROUND STATION
VERO BEACH LIDS, JOURNEYS
WELLINGTON JOHNSTON & MURPHY SHOP, JOURNEYS, LIDS
WEST PALM BEACH JARMAN SHOE STORE, JOURNEYS (2), UNDERGROUND STATION

GENESCO RETAIL STORES AS OF 2/2/08

GEORGIA

ALBANY JOURNEYS, LIDS
ALPHARETTA HAT SHACK, LIDS, JOURNEYS
ATHENS HAT SHACK, JOURNEYS
ATLANTA HAT SHACK (3), LIDS (2), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP (3), JOURNEYS (3), UNDERGROUND STATION (3)
AUGUSTA LIDS, JOURNEYS, HAT SHACK, UNDERGROUND STATION
BRUNSWICK JOURNEYS
BUFORD HAT SHACK, LIDS, JOURNEYS, JOURNEYS KIDZ
CENTERVILLE JOURNEYS
COLUMBUS HAT SHACK, LIDS, JOURNEYS, UNDERGROUND STATION
COMMERCE LIDS, JOURNEYS
DALTON JOURNEYS
DARIEN JOHNSTON & MURPHY OUTLET
DAWSONVILLE LIDS, JOURNEYS, JOHNSTON & MURPHY OUTLET
DECATUR LIDS, JARMAN SHOE STORE
DOUGLASVILLE HAT SHACK, JOURNEYS, JOURNEYS KIDZ
DULUTH HAT SHACK, LIDS, JOURNEYS, UNDERGROUND STATION
KENNESAW HAT SHACK, LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
LAWRENCEVILLE JOURNEYS
LITHONIA HAT SHACK, JOURNEYS, UNDERGROUND STATION
MACON HAT SHACK, JOURNEYS, UNDERGROUND STATION
MORROW LIDS (2), UNDERGROUND STATION
ROME LIDS, JOURNEYS
SAVANNAH LIDS (2), JOURNEYS (2), UNDERGROUND STATION
UNION CITY LIDS, UNDERGROUND STATION
VALDOSTA JOURNEYS

HAWAII

AIEA LIDS, JOURNEYS
HILO LIDS, JOURNEYS
HONOLULU LIDS (4), JOURNEYS, HAT SHACK
KAHULUI LIDS, JOURNEYS
KAILUA-KONA LIDS
KANEOHE LIDS, JOURNEYS
LAHAINA LIDS
LIHUE LIDS
WAIKOLOA LIDS

IDAHO

BOISE JOURNEYS, JOURNEYS KIDZ
IDAHO FALLS JOURNEYS
TWIN FALLS JOURNEYS

ILLINOIS

AURORA LIDS (2), JOHNSTON & MURPHY OUTLET, JOURNEYS (2), UNDERGROUND STATION
BLOOMINGDALE HAT WORLD, JOURNEYS
BLOOMINGTON HAT WORLD, JOURNEYS
BOLINGBROOK JOURNEYS
CALUMET CITY LIDS, UNDERGROUND STATION
CARBONDALE JOURNEYS
CHAMPAIGN LIDS, JOURNEYS
CHICAGO LIDS (4), JOURNEYS, JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP (2), UNDERGROUND STATION
CHICAGO RIDGE LIDS, JOURNEYS, UNDERGROUND STATION
EVERGREEN PARK LIDS, UNDERGROUND STATION
FAIRVIEW HEIGHTS JOURNEYS, LIDS, LIDS KIDS
FORSYTH JOURNEYS
GURNEE LIDS, JOURNEYS, SHI
JOLIET LIDS, UNDERGROUND STATION
LINCOLNWOOD LIDS, UNDERGROUND STATION
LOMBARD LIDS, JOURNEYS
MATTESON HAT WORLD
MOLINE HAT WORLD, JOURNEYS
NORRIDGE LIDS, JOURNEYS, UNDERGROUND STATION
NORTH RIVERSIDE LIDS, JOURNEYS, UNDERGROUND STATION
NORTHBROOK JOHNSTON & MURPHY SHOP
OAKBROOK JOHNSTON & MURPHY SHOP
ORLAND PARK LIDS, LIDS KIDS, JOURNEYS, JOURNEYS KIDZ
PEORIA LIDS, JOURNEYS, JOURNEYS KIDZ
PERU LIDS
ROCKFORD LIDS, JOURNEYS
SCHAUMBURG LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
SPRINGFIELD LIDS, JOURNEYS
VERNON HILLS JOURNEYS, LIDS
WEST DUNDEE JOURNEYS, LIDS

INDIANA

BLOOMINGTON LIDS, JOURNEYS, JOURNEYS KIDZ
CARMEL LIDS
CLARKSVILLE HAT WORLD, JOURNEYS
EDINBURGH LIDS
ELKHART HAT WORLD
EVANSVILLE LIDS, JOURNEYS, JOURNEYS KIDZ
FT. WAYNE HAT WORLD, JOURNEYS, JOURNEYS KIDZ, LIDS KIDS SHI
GREENWOOD LIDS, JOURNEYS, LIDS KIDS, SHI
INDIANAPOLIS HAT WORLD (3), LIDS (2), JOHNSTON & MURPHY SHOP (2), JOURNEYS (2), LIDS KIDS, UNDERGROUND STATION (2)
KOKOMO LIDS, JOURNEYS
LAFAYETTE HAT WORLD, JOURNEYS, JOURNEYS KIDZ
MERRILLVILLE LIDS, JOURNEYS, UNDERGROUND STATION
MICHIGAN CITY LIDS
MISHAWAKA LIDS, LIDS KIDS, JOURNEYS, JOURNEYS KIDZ, SHI
MUNCIE LIDS, JOURNEYS
PLAINFIELD LIDS, JOURNEYS
RICHMOND JOURNEYS
TERRE HAUTE LIDS, JOURNEYS

IOWA

AMES JOURNEYS
CEDAR FALLS HAT WORLD
CEDAR RAPIDS JOURNEYS
CORALVILLE HAT WORLD, JOURNEYS
COUNCIL BLUFFS JOURNEYS
DAVENPORT HAT WORLD, JOURNEYS
DES MOINES JOURNEYS (2)
SIOUX CITY JOURNEYS
WATERLOO JOURNEYS
WEST DES MOINES JOURNEYS (2)

KANSAS

LAWRENCE LIDS
MANHATTAN HAT WORLD, JOURNEYS
OLATHE LIDS, JOURNEYS
OVERLAND PARK LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
SALINA JOURNEYS
TOPEKA LIDS, JOURNEYS
WICHITA LIDS (2), JOURNEYS (2), UNDERGROUND STATION

KENTUCKY

ASHLAND JOURNEYS, LIDS
BOWLING GREEN LIDS, JOURNEYS
FLORENCE HAT WORLD, JOURNEYS
HEBRON JOHNSTON & MURPHY SHOP
LEXINGTON HAT WORLD, LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
LOUISVILLE LIDS (3), JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION (2)
NEWPORT JOURNEYS
OWENSBORO JOURNEYS
PADUCAH HAT WORLD, JOURNEYS

LOUISIANA

ALEXANDRIA LIDS, UNDERGROUND STATION
BATON ROUGE HAT SHACK, LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION
BOSSIER CITY HAT WORLD, JOURNEYS, UNDERGROUND STATION
GRETNA JOURNEYS, LIDS, UNDERGROUND STATION
HOUMA JOURNEYS
KENNER HAT SHACK, JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ
LAFAYETTE LIDS, JOURNEYS, JOURNEYS KIDZ
LAKE CHARLES LIDS, JOURNEYS, UNDERGROUND STATION
METAIRIE JOHNSTON & MURPHY SHOP
MONROE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
SHREVEPORT JOURNEYS
SLIDELL JOURNEYS

MAINE

BANGOR LIDS, JOURNEYS
KITTERY JOHNSTON & MURPHY OUTLET
SOUTH PORTLAND LIDS, JOURNEYS

MANITOBA

WINNIPEG LIDS (2)

MARYLAND

ANNAPOLIS LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
BALTIMORE LIDS (2), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP (2), JOURNEYS, JOURNEYS KIDZ, HAT WORLD, UNDERGROUND STATION
BEL AIR LIDS, JOURNEYS
BETHESDA LIDS, JOURNEYS
COLUMBIA LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
FREDERICK HAT WORLD, JOURNEYS
GAITHERSBURG LIDS, JOURNEYS, UNDERGROUND STATION
GLEN BURNIE LIDS, JOURNEYS
HAGERSTOWN HAT WORLD, JOURNEYS, JOHNSTON & MURPHY OUTLET
HANOVER LIDS, JARMAN SHOE STORE, JOURNEYS
HYATTSVILLE LIDS, UNDERGROUND STATION
OWINGS MILLS UNDERGROUND STATION
QUEENSTOWN JOHNSTON & MURPHY OUTLET
SALISBURY HAT WORLD, JOURNEYS
TOWSON JOURNEYS
WALDORF HAT WORLD, UNDERGROUND STATION
WESTMINSTER JOURNEYS
WHEATON HAT SHACK, LIDS, JOURNEYS, UNDERGROUND STATION

MASSACHUSETTS

AUBURN LIDS, JOURNEYS
BOSTON LIDS, JOHNSTON & MURPHY SHOP (2)
BRAINTREE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
BROCKTON UNDERGROUND STATION
BURLINGTON LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
CAMBRIDGE LIDS, JOURNEYS
CHESTNUT HILL JOHNSTON & MURPHY SHOP
DARTMOUTH LIDS, JOURNEYS
EAST BOSTON LIDS, JOHNSTON & MURPHY SHOP
HADLEY LIDS
HANOVER LIDS, JOURNEYS
HOLYOKE LIDS, JOURNEYS, JOURNEYS KIDZ, LIDS KIDS, SHI
HYANNIS LIDS, JOURNEYS
KINGSTON LIDS, JOURNEYS
LANESBORO LIDS, JOURNEYS
LEE JOHNSTON & MURPHY OUTLET
LEOMINSTER LIDS, JOURNEYS
MARLBORO LIDS, JOURNEYS
NATICK LIDS, JOURNEYS, LIDS KIDS, JOHNSTON & MURPHY SHOP, SHI
NORTH ATTLEBORO LIDS, JOURNEYS, UNDERGROUND STATION
PEABODY LIDS, JOURNEYS
SAUGUS LIDS (2), JOURNEYS, UNDERGROUND STATION
SPRINGFIELD JOURNEYS
SWANSEA LIDS
TAUNTON LIDS, JOURNEYS
WATERTOWN UNDERGROUND STATION
WRENTHAM LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS

MICHIGAN

ANN ARBOR LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
AUBURN HILLS LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
BATTLE CREEK HAT WORLD, JOURNEYS
BIRCH RUN JOURNEYS
CLINTON TOWNSHIP SHI
DEARBORN LIDS, JOURNEYS, UNDERGROUND STATION, JOHNSTON & MURPHY SHOP
FLINT LIDS, JOURNEYS
FORT GRATIOT LIDS, JOURNEYS
GRAND RAPIDS LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
GRANDVILLE HAT WORLD, JOURNEYS, SHI
GREEN OAK TOWNSHIP JOURNEYS
HARPER WOODS LIDS, UNDERGROUND STATION
HOWELL LIDS, JOURNEYS
JACKSON HAT WORLD
LANSING LIDS, JOURNEYS
LIVONIA JOHNSTON & MURPHY SHOP
MIDLAND HAT WORLD, JOURNEYS
MUSKEGON JOURNEYS, LIDS
NOVI LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI
OKEMOS HAT WORLD, JOURNEYS
PORTAGE LIDS, JOURNEYS
ROSEVILLE LIDS, UNDERGROUND STATION
SAGINAW HAT WORLD, JOURNEYS
SOUTHFIELD HAT ZONE, UNDERGROUND STATION
STERLING HEIGHTS LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
TAYLOR LIDS, JOURNEYS, UNDERGROUND STATION
TRAVERSE CITY LIDS, JOURNEYS
TROY LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS (2), UNDERGROUND STATION
WESTLAND LIDS, JOURNEYS, UNDERGROUND STATION

GENESCO RETAIL STORES AS OF 2/2/08

MINNESOTA
ALBERTVILLE LIDS, JOURNEYS
BLAINE LIDS, JOURNEYS
BLOOMINGTON HAT WORLD, LIDS (4), JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI, UNDERGROUND STATION
BROOKLYN CENTER JOURNEYS
BURNSVILLE LIDS, JOURNEYS, JOURNEYS KIDZ
DULUTH LIDS, JOURNEYS
EDEN PRAIRIE JOURNEYS
MANKATO JOURNEYS
MAPLE GROVE JOURNEYS
MAPLEWOOD JOURNEYS
MINNETONKA LIDS, JOURNEYS
ROCHESTER LIDS, JOURNEYS
ROSEVILLE HAT WORLD, JOURNEYS, SHI
ST. CLOUD HAT WORLD, JOURNEYS
ST. PAUL LIDS (2), JOHNSTON & MURPHY SHOP
WOODBURY JOURNEYS

MISSISSIPPI
BILOXI HAT SHACK, JOURNEYS, UNDERGROUND STATION
GREENVILLE JOURNEYS
HATTIESBURG HAT SHACK, JOURNEYS, JOURNEYS KIDZ
JACKSON HAT WORLD, UNDERGROUND STATION
MERIDIAN HAT SHACK
RIDGELAND HAT WORLD, JOURNEYS
SOUTHAVEN JOURNEYS
TUPELO LIDS

MISSOURI
BRANSON LIDS, JOURNEYS
CAPE GIRARDEAU LIDS, JOURNEYS
CHESTERFIELD LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
COLUMBIA LIDS, JOURNEYS
DES PERES JOURNEYS, JOURNEYS KIDZ, SHI
FLORISSANT UNDERGROUND STATION
HAZELWOOD LIDS, JOURNEYS
INDEPENDENCE LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
JOPLIN HAT WORLD, JOURNEYS
KANSAS CITY LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
OSAGE BEACH LIDS, JOURNEYS, JOHNSTON & MURPHY OUTLET
SPRINGFIELD LIDS, JOURNEYS, JOURNEYS KIDZ
ST. ANN HAT ZONE, JOURNEYS, UNDERGROUND STATION
ST. JOSEPH LIDS, JOURNEYS
ST. LOUIS LIDS (4), JOHNSTON & MURPHY SHOP (2), JOURNEYS (3), JOURNEYS KIDZ, UNDERGROUND STATION
ST. PETERS JOURNEYS, JOURNEYS KIDZ, SHI

MONTANA
BILLINGS LIDS, JOURNEYS
BOZEMAN LIDS
MISSOULA JOURNEYS

NEBRASKA
LINCOLN LIDS, JOURNEYS (2)
OMAHA HAT WORLD, LIDS (2), JOURNEYS (2)

NEVADA
HENDERSON LIDS, JOURNEYS, JOURNEYS KIDZ
LAS VEGAS LIDS (6), JOHNSTON & MURPHY OUTLET, JOHNSTON & MURPHY SHOP, JOURNEYS (7), JOURNEYS KIDZ, UNDERGROUND STATION
PRIMM JOURNEYS
RENO JOURNEYS (2), LIDS

NEW HAMPSHIRE
CONCORD LIDS, JOURNEYS
MANCHESTER LIDS, JOURNEYS
NASHUA LIDS, JOURNEYS
NEWINGTON LIDS, JOURNEYS
NORTH CONWAY LIDS, JOURNEYS
SALEM LIDS, JOURNEYS

NEW JERSEY
BRIDGEWATER LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
BURLINGTON UNDERGROUND STATION
CHERRY HILL LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
DEPTFORD LIDS, JOURNEYS, JOURNEYS KIDZ
EAST BRUNSWICK LIDS, JOURNEYS
EATONTOWN LIDS JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION, SHI
EDISON LIDS
ELIZABETH HAT SHACK, LIDS JOURNEYS, JOURNEYS KIDZ
FREEHOLD HAT WORLD, JOURNEYS
JACKSON JOURNEYS
JERSEY CITY LIDS, JOURNEYS UNDERGROUND STATION SHI
LAWRENCEVILLE LIDS, JOURNEYS, UNDERGROUND STATION
LIVINGSTON LIDS, JOURNEYS
MARLTON JOHNSTON & MURPHY SHOP
MAYS LANDING LIDS, JOURNEYS
MOORESTOWN LIDS, JOURNEYS
NEWARK HAT WORLD, JOHNSTON & MURPHY SHOP
PARAMUS LIDS (3), JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION, SHI
ROCKAWAY LIDS, JOURNEYS, SHI
SHORT HILLS JOHNSTON & MURPHY SHOP
TOMS RIVER LIDS, JOURNEYS
WAYNE LIDS, JOURNEYS, UNDERGROUND STATION
WOODBRIDGE LIDS (2), JOURNEYS, JOURNEYS KIDZ, SHI, UNDERGROUND STATION

NEW MEXICO
ALBUQUERQUE LIDS (2), JOURNEYS (2), JOURNEYS KIDZ (2), UNDERGROUND STATION (2)
CLOVIS JOURNEYS
FARMINGTON JOURNEYS
GALLUP JOURNEYS
LAS CRUCES JOURNEYS
SANTA FE JOHNSTON & MURPHY OUTLET, JOURNEYS

NEW YORK
ALBANY LIDS (3), JOURNEYS, UNDERGROUND STATION, SHI
AMHERST HAT WORLD, JOURNEYS
AUBURN JOURNEYS
BAY SHORE LIDS, JOURNEYS
BRONX LIDS
BROOKLYN LIDS (2), UNDERGROUND STATION
BUFFALO LIDS, JOURNEYS (2), UNDERGROUND STATION, LIDS KIDS
CENTRAL VALLEY LIDS, JOURNEYS, JOHNSTON & MURPHY OUTLET
CLAY JOURNEYS
DEWITT JOURNEYS
ELMHURST LIDS, JOURNEYS, UNDERGROUND STATION, LIDS KIDS
FLUSHING LIDS
GARDEN CITY LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS
GREECE JOURNEYS
HICKSVILLE LIDS, JOURNEYS
HORSEHEADS LIDS JOURNEYS
HUNTINGTON STATION JOHNSTON & MURPHY SHOP
JOHNSON CITY LIDS, JOURNEYS
KINGSTON LIDS, JOURNEYS
LAKE GROVE LIDS, JOURNEYS, JOURNEYS KIDZ, LIDS KIDS
LAKEWOOD LIDS
MASSAPEQUA LIDS, JOURNEYS
MIDDLETOWN LIDS, JOURNEYS
NEW HARTFORD LIDS, JOURNEYS
NEW YORK LIDS (6), JOHNSTON & MURPHY SHOP (2), JOURNEYS (3)
NIAGARA FALLS LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
PLATTSBURGH LIDS, JOURNEYS
POUGHKEEPSIE LIDS, JOURNEYS
RIVERHEAD LIDS, JOURNEYS
ROCHESTER LIDS (2), JOURNEYS, UNDERGROUND STATION
ROTTERDAM JOURNEYS
SARATOGA SPRINGS HAT WORLD, JOURNEYS
SCHENECTADY LIDS
STATEN ISLAND LIDS, JOURNEYS, UNDERGROUND STATION
SYRACUSE LIDS, JOURNEYS JOURNEYS KIDZ
VALLEY STREAM LIDS, UNDERGROUND STATION
VICTOR LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
WATERLOO LIDS, JOURNEYS
WATERTOWN LIDS
WEST NYACK JOURNEYS, LIDS, UNDERGROUND STATION, SHI
WHITE PLAINS LIDS (2), JOURNEYS, UNDERGROUND STATION
WILLIAMSVILLE JOURNEYS
YORKTOWN HEIGHTS LIDS, JOURNEYS

NORTH CAROLINA
ASHEVILLE LIDS, JOURNEYS, UNDERGROUND STATION
BURLINGTON JOURNEYS
CARY HAT SHACK, LIDS, JOURNEYS
CHARLOTTE LIDS (5), JOHNSTON & MURPHY SHOP (3), JOURNEYS (2), UNDERGROUND STATION (2)
CONCORD HAT SHACK, LIDS JOURNEYS (2)
DURHAM LIDS, JOURNEYS, UNDERGROUND STATION
FAYETTEVILLE LIDS JOURNEYS JOURNEYS KIDZ, UNDERGROUND STATION
GASTONIA HAT WORLD, JOURNEYS
GOLDSBORO JOURNEYS
GREENSBORO HAT SHACK, LIDS, JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
GREENVILLE UNDERGROUND STATION
HICKORY HAT SHACK, JOURNEYS
HIGH POINT HAT WORLD
JACKSONVILLE LIDS, JOURNEYS, UNDERGROUND STATION
PINEVILLE HAT SHACK, JOURNEYS,
RALEIGH HAT SHACK, LIDS, JOHNSTON & MURPHY SHOP JOURNEYS (2), JOURNEYS KIDZ, SHI
ROCKY MOUNT LIDS, UNDERGROUND STATION
SMITHFIELD JOURNEYS
WILMINGTON LIDS, JOURNEYS
WINSTON-SALEM LIDS, JOURNEYS, JOURNEYS KIDZ

NORTH DAKOTA
BISMARCK LIDS, JOURNEYS
FARGO JOURNEYS
GRAND FORKS LIDS, JOURNEYS
MINOT JOURNEYS

OHIO
AKRON LIDS (2), JOURNEYS (2)
AURORA JOURNEYS
BEACHWOOD JOHNSTON & MURPHY SHOP
BEAVERCREEK JOURNEYS KIDZ, HAT WORLD, JOURNEYS (2)
CANTON LIDS, JOURNEYS
CINCINNATI HAT WORLD, HAT ZONE, LIDS (2), JOURNEYS (4), JOURNEYS KIDZ, UNDERGROUND STATION (2), LIDS KIDS
CLEVELAND LIDS (2), JOHNSTON & MURPHY SHOP (2), SHI, UNDERGROUND STATION
COLUMBUS HAT WORLD, LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI, UNDERGROUND STATION
DAYTON LIDS (2), JOURNEYS, SHI
DUBLIN HAT ZONE, JOURNEYS, JOURNEYS KIDZ, SHI
ELYRIA LIDS, JOURNEYS
FINDLAY JOURNEYS
HEATH JOURNEYS
JEFFERSONVILLE JOHNSTON & MURPHY OUTLET, JOURNEYS
LANCASTER HAT WORLD, JOURNEYS
LIMA LIDS, JOURNEYS
MANSFIELD HAT WORLD, JOURNEYS
MAUMEE JOURNEYS, LIDS
MENTOR LIDS, JOURNEYS
NILES JOURNEYS, HAT WORLD
NORTH OLMSTED LIDS, JOURNEYS
PARMA LIDS, JOURNEYS
RICHMOND HEIGHTS UNDERGROUND STATION
SANDUSKY LIDS, JOURNEYS
SPRINGFIELD LIDS, JOURNEYS
ST. CLAIRSVILLE HAT WORLD
STRONGSVILLE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
TOLEDO LIDS, JOURNEYS, SHI, UNDERGROUND STATION
WESTLAKE JOURNEYS
YOUNGSTOWN LIDS, JOURNEYS
ZANESVILLE HAT WORLD

OKLAHOMA
BARTLESVILLE JOURNEYS
LAWTON LIDS, JOURNEYS
NORMAN LIDS, JOURNEYS
OKLAHOMA CITY HAT WORLD (2), LIDS, JOURNEYS (3), JOURNEYS KIDZ (2)
SHAWNEE JOURNEYS
TULSA LIDS (2), JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION

ONTARIO
BARRIE CAP CONNECTION
BRAMPTON LIDS
CAMBRIDGE HEAD QUARTERS
GUELPH LIDS
HAMILTON HEAD QUARTERS
KINGSTON LIDS
KITCHNER LIDS
LONDON LIDS (2)
MISSISSAUGA LIDS (2), HEAD QUARTERS
NEWMARKET HEAD QUARTERS
NORTH BAY CAP CONNECTION
SCARBOROUGH HEAD QUARTERS
SUDBURY LIDS
TORONTO HEAD QUARTERS
VAUGHN HEAD QUARTERS
WINDSOR HEAD QUARTERS

OREGON
EUGENE LIDS, JOURNEYS
MEDFORD HAT WORLD, JOURNEYS
PORTLAND LIDS (2), JOURNEYS (2)
SALEM LIDS, JOURNEYS
TIGARD LIDS, JOURNEYS
WOODBURN LIDS, JOURNEYS

GENESCO RETAIL STORES AS OF 2/2/08

PENNSYLVANIA

ALTOONA LIDS, JOURNEYS

BENSALEM LIDS, JOURNEYS

CAMP HILL HAT WORLD, JOURNEYS

CAROLINA SHI

CENTER VALLEY LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS

DICKSON CITY JOURNEYS

ERIE LIDS, JOURNEYS

EXTON LIDS, JOURNEYS, JOURNEYS KIDZ

GREENSBURG HAT WORLD, JOURNEYS

GROVE CITY JOHNSTON & MURPHY OUTLET, JOURNEYS

HARRISBURG JOURNEYS (2)

HOMESTEAD JOURNEYS

KING OF PRUSSIA LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ

LANCASTER LIDS (2), JOHNSTON & MURPHY OUTLET, JOURNEYS (2)

LANGHORN LIDS, JOURNEYS, JOURNEYS KIDZ

MEDIA LIDS, JOURNEYS, UNDERGROUND STATION

MONACA HAT WORLD, JOURNEYS

MONROEVILLE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS

MOOSIC LIDS, JOURNEYS

NORTH WALES LIDS, JOURNEYS, JOURNEYS KIDZ

PHILADELPHIA LIDS (3), JOHNSTON & MURPHY SHOP, UNDERGROUND STATION (2)

PITTSBURGH LIDS (4), JOHNSTON & MURPHY SHOP (2), JOURNEYS (3), HAT WORLD

PLYMOUTH MEETING JOURNEYS

POTTSTOWN JOHNSTON & MURPHY SHOP, LIDS

SCRANTON LIDS (2), JOURNEYS

SELINSGROVE HAT WORLD

SPRINGFIELD LIDS, JOURNEYS

STATE COLLEGE HAT WORLD, JOURNEYS

STROUDSBURG LIDS, JOURNEYS

TANNERSVILLE JOHNSTON & MURPHY OUTLET, JOURNEYS

TARENTUM LIDS, JOURNEYS

UNIONTOWN HAT WORLD

UPPER DARBY LIDS

WASHINGTON HAT WORLD

WEST MIFFLIN LIDS (2), JOURNEYS

WHITEHALL LIDS

WILKES-BARRE HAT WORLD, JOURNEYS

WILLOW GROVE HAT WORLD, JOURNEYS, SHI

WYOMISSING LIDS, JOURNEYS

YORK JOURNEYS

PUERTO RICO

AGUADILLA JOURNEYS

BARCELONETA LIDS, JOURNEYS

BAYAMON LIDS (2), JOURNEYS (2)

CAGUAS LIDS (3), JOURNEYS (2)

CANOVANAS LIDS, JOURNEYS

CAROLINA LIDS, JOURNEYS, UNDERGROUND STATION

FAJARDO JOURNEYS

GUAYAMA JOURNEYS, LIDS

HATILLO LIDS, JOURNEYS

HATO REY JOURNEYS

HUMACAO LIDS, JOURNEYS

ISABELA LIDS, JOURNEYS

MAYAGUEZ LIDS, JOURNEYS (2)

PONCE LIDS, JOURNEYS

SAN JUAN LIDS

SIERRA BAYAMON JOURNEYS

VEGA ALTA LIDS, JOURNEYS

RHODE ISLAND

PROVIDENCE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS

SOUTH CAROLINA

AIKEN LIDS

ANDERSON HAT WORLD, JOURNEYS

BLUFFTON JOHNSTON & MURPHY OUTLET, JOURNEYS

CHARLESTON HAT SHACK, LIDS, JOURNEYS, HAT WORLD

COLUMBIA HAT WORLD (2), LIDS, JOURNEYS (3), UNDERGROUND STATION

FLORENCE HAT WORLD, JOURNEYS

GAFFNEY JOURNEYS

GREENVILLE LIDS, LIDS KIDS, JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ

MYRTLE BEACH LIDS (3), JOHNSTON & MURPHY OUTLET, JOURNEYS (2)

NORTH CHARLESTON JOURNEYS (2), UNDERGROUND STATION

NORTH MYRTLE BEACH LIDS

SPARTANBURG LIDS, JOURNEYS, UNDERGROUND STATION

SOUTH DAKOTA

RAPID CITY LIDS, JOURNEYS

SIOUX FALLS HAT WORLD, JOURNEYS

TENNESSEE

ANTIOCH LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION

BARTLETT LIDS

CHATTANOOGA LIDS, JOURNEYS, JOURNEYS KIDZ

CLARKSVILLE HAT WORLD, JOURNEYS

COLLIERSVILLE LIDS, JOURNEYS

FRANKLIN HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI

GATLINBURG LIDS

GOODLETTSVILLE LIDS, JOURNEYS, UNDERGROUND STATION

JACKSON HAT WORLD, JOURNEYS

JOHNSON CITY LIDS, JOURNEYS

KNOXVILLE HAT WORLD, LIDS, JOURNEYS (3)

MEMPHIS JOHNSTON & MURPHY SHOP, JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION (2)

MORRISTOWN JOURNEYS

MURFREESBORO HAT WORLD, LIDS, JOURNEYS

NASHVILLE LIDS, JOHNSTON & MURPHY OUTLET, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI

SEVIERVILLE LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS

TEXAS

ABILENE HAT WORLD, JOURNEYS

AMARILLO LIDS, JOURNEYS, JOURNEYS KIDZ

ARLINGTON LIDS (2), JOURNEYS, JOURNEYS KIDZ, SHI, UNDERGROUND STATION

AUSTIN LIDS (3), JOHNSTON & MURPHY SHOP (2), JOURNEYS (3), UNDERGROUND STATION

BAYTOWN JOURNEYS

BEAUMONT LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION

BROWNSVILLE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION

CANUTILLO JOHNSTON & MURPHY OUTLET, JOURNEYS

CEDAR PARK HAT WORLD, JOURNEYS, JOURNEYS KIDZ

COLLEGE STATION HAT WORLD, JOURNEYS

CONROE LIDS

CORPUS CHRISTI LIDS, JOURNEYS, JOURNEYS KIDZ, SHI, UNDERGROUND STATION

DALLAS HAT WORLD, LIDS (3), JOHNSTON & MURPHY SHOP (3), JOURNEYS (3), JOURNEYS KIDZ, UNDERGROUND STATION (2)

DENTON HAT WORLD, JOURNEYS

EAGLE PASS JOURNEYS

EL PASO HAT ZONE (2), JOURNEYS (3), JOURNEYS KIDZ (2)

FORT WORTH HAT WORLD, LIDS, JARMAN SHOE STORE, JOURNEYS (2), UNDERGROUND STATION

FRIENDSWOOD LIDS, JOURNEYS, JOURNEYS KIDZ, SHI

FRISCO HAT WORLD, JOURNEYS, JOURNEYS KIDZ, SHI

GARLAND LIDS, JOURNEYS

GRAPEVINE LIDS, JOURNEYS

HARLINGEN LIDS, JOURNEYS

HOUSTON LIDS (8), JOHNSTON & MURPHY SHOP (2), JOURNEYS (8), JOURNEYS KIDZ (2), UNDERGROUND STATION (5)

HUMBLE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION, SHI

HURST LIDS, JOURNEYS

IRVING LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION

KATY LIDS, JOURNEYS

KILLEEN HAT WORLD, JOURNEYS

LAKE JACKSON LIDS, JOURNEYS

LAREDO JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION

LEWISVILLE LIDS, JOURNEYS, JOURNEYS KIDZ

LONGVIEW LIDS, JOURNEYS

LUBBOCK HAT WORLD, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION

LUFKIN JOURNEYS

MCALLEN LIDS, JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION

MERCEDES JOURNEYS, JOHNSTON & MURPHY OUTLET

MESQUITE LIDS (2), JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION

MIDLAND LIDS, JOURNEYS

ODESSA LIDS, JOURNEYS

PASADENA JOURNEYS

PLANO LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS

PORT ARTHUR JOURNEYS

ROUND ROCK LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS

SAN ANGELO HAT WORLD, JOURNEYS

SAN ANTONIO LIDS (7), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP (2), JOURNEYS (6), JOURNEYS KIDZ (2), UNDERGROUND STATION (2), SHI

SAN MARCOS LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS, JOURNEYS KIDZ

SHERMAN JOURNEYS

SPRING LIDS

SUGARLAND LIDS, JOURNEYS JOURNEYS KIDZ

TEMPLE JOURNEYS

TEXARKANA LIDS, JOURNEYS

THE WOODLANDS JOURNEYS

TYLER LIDS, JOURNEYS, UNDERGROUND STATION

VICTORIA JOURNEYS

WACO LIDS, JOURNEYS

WICHITA FALLS LIDS, JOURNEYS

WOODLANDS JOURNEYS KIDZ

U.S. VIRGIN ISLANDS

ST. THOMAS LIDS, JOURNEYS

UTAH

LAYTON JOURNEYS

LOGAN JOURNEYS

MURRAY LIDS, JOURNEYS, JOURNEYS KIDZ

OGDEN LIDS, JOURNEYS

OREM LIDS, JOURNEYS, JOURNEYS KIDZ

PARK CITY JOURNEYS

PROVO JOURNEYS

SALT LAKE CITY LIDS, JOURNEYS

SANDY LIDS, JOURNEYS, JOURNEYS KIDZ

ST. GEORGE JOURNEYS

VALLEY CITY JARMAN SHOE STORE

WEST VALLEY CITY JOURNEYS

VERMONT

BURLINGTON LIDS, JOURNEYS

MANCHESTER JOHNSTON & MURPHY OUTLET

SOUTH BURLINGTON LIDS, JOURNEYS

VIRGINIA

ARLINGTON HAT ZONE, JOHNSTON & MURPHY SHOP, UNDERGROUND STATION

CHARLOTTESVILLE HAT WORLD, JOURNEYS

CHESAPEAKE HAT WORLD (2), JOURNEYS (2), UNDERGROUND STATION (2)

CHRISTIANSBURG HAT WORLD, JOURNEYS

COLONIAL HEIGHTS HAT WORLD, UNDERGROUND STATION

DANVILLE HAT SHACK, JOURNEYS

DULLES LIDS, JOURNEYS

FAIRFAX LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS

FREDERICKSBURG HAT WORLD, JOURNEYS

GLEN ALLEN LIDS, JOURNEYS, UNDERGROUND STATION

HARRISONBURG LIDS, JOURNEYS

LEESBURG JOHNSTON & MURPHY OUTLET

LYNCHBURG HAT WORLD, JOURNEYS

MANASSAS LIDS, JOURNEYS

MCLEAN LIDS, JOURNEYS

NEWPORT NEWS HAT WORLD, JOURNEYS, UNDERGROUND STATION

NORFOLK LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION (2)

RICHMOND HAT WORLD, LIDS, JOURNEYS (3) JOHNSTON & MURPHY SHOP

ROANOKE LIDS, JOURNEYS

SPRINGFIELD LIDS, JOURNEYS

VIRGINIA BEACH LIDS (2), JOURNEYS (2), JOHNSTON & MURPHY SHOP

WILLIAMSBURG JOHNSTON & MURPHY OUTLET, JOURNEYS

WINCHESTER LIDS, JOURNEYS

WOODBRIDGE LIDS, JOURNEYS

WASHINGTON

AUBURN LIDS, JOURNEYS

BELLEVUE LIDS, JOHNSTON & MURPHY SHOP

BELLINGHAM LIDS, JOURNEYS

BURLINGTON JOURNEYS

EVERETT LIDS, JOURNEYS

KENNEWICK LIDS, JOURNEYS, JOURNEYS KIDZ

KENT JOURNEYS

LYNNWOOD LIDS JOURNEYS

OLYMPIA LIDS, JOURNEYS

PUYALLUP JOURNEYS

REDMOND JOURNEYS

SEATTLE LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS (2)

GENESCO RETAIL STORES AS OF 2/2/08

SILVERDALE LIDS JOURNEYS
SPOKANE LIDS JOURNEYS (2)
TACOMA LIDS JOURNEYS
TUKWILA LIDS
TULALIP LIDS JOURNEYS
UNION GAP JOURNEYS
VANCOUVER LIDS, JOURNEYS

WEST VIRGINIA

BARBOURSVILLE HAT WORLD JOURNEYS, JOURNEYS KIDZ
BRIDGEPORT HAT WORLD JOURNEYS
CHARLESTON LIDS JOURNEYS
MORGANTOWN HAT WORLD JOURNEYS
PARKERSBURG HAT WORLD

WISCONSIN

APPLETON LIDS, JOURNEYS
BARABOO LIDS JOURNEYS
BROOKFIELD LIDS
EAU CLAIRE JOURNEYS
GLENDALE LIDS JOURNEYS JOHNSTON & MURPHY SHOP
GREEN BAY LIDS, JOURNEYS
GREENDALE LIDS, JOURNEYS
JANESVILLE LIDS JOURNEYS
LACROSSE JOURNEYS
MADISON LIDS (3), JOURNEYS (2)
MILWAUKEE LIDS, UNDERGROUND STATION
OSHKOSH JOURNEYS
PLEASANT PRAIRIE JOHNSTON & MURPHY OUTLET JOURNEYS
RACINE LIDS JOURNEYS
WAUWATOSA HAT WORLD, JOURNEYS

WYOMING

CASPER JOURNEYS
CHEYENNE JOURNEYS

GENESCO INC. | GENESCO PARK | P.O. BOX 731 NASHVILLE, TENNESSEE 37202-0731 | www.genesco.com

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END